This is a confidential draft submission to the U.S. Securities and Exchange Commission pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on July 6, 2020 and is not being filed publicly under the Securities Act of 1933, as amended.

Registration No. [*]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

AGAPE ATP CORPORATION

(Exact name of registrant as specified in its charter)

Nevada	8000	36-4838886
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

1705 – 1708, Level 17, Tower 2, Faber Towers, Jalan Desa Bahagia,

Taman Desa, Kuala Lumpur, Malaysia (Postal Code: 58100).

(Address of principal executive offices, including zip code)

Registrant’s phone number, including area code

+(60) 192230099

How Kok Choong

Chief Executive Officer

1705 – 1708, Level 17, Tower 2, Faber Towers, Jalan Desa Bahagia,

Taman Desa, Kuala Lumpur, Malaysia (Postal Code: 58100)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Lawrence S. Venick, Esq. Loeb & Loeb LLP 21st Floor, CCB Tower 3 Connaught Road Central Hong Kong SAR Tel: +852.3923.1111 Fax: +852.3923.1100

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer [ ]		Accelerated Filer [ ]
Non-accelerated Filer [ ]	(Do not check if a smaller reporting company)	Smaller Reporting Company [X]
Emerging Growth Company [X]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [  ]

Calculation of Registration Fee

Title of Class of Securities to be Registered	Amount to Be Registered(1)	Proposed Maximum Offering Price per Share(3)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(5)
Common Stocks, par value US$0.01 per share		$	$	$
Common Stocks underlying Underwriter Warrants (2)(4)		$
Total			$	$

(1)	The registration fee for securities is based on an estimate of the proposed maximum offering price of the securities, and such estimate is solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

(2)	We have agreed to issue to the underwriter warrants to purchase the number of common stock (the “Underwriter Warrants”) in the aggregate equal to [[*] percent ([*]%)] of the number of offered shares sold to investors introduced by the underwriter in the offering, divided by the public offering price per share in the offering. The warrants will be exercisable at any time, and from time to time within [*] ([*]) years from effective date of the Registration Statement, in whole or in part, but may not be transferred nor may the shares underlying the warrants be sold until [180] days from the effective date of this registration statement. The exercise price of the Underwriter Warrants is equal to [*]% of the public offering price per share in the offering. The Underwriter Warrants are exercisable, with a cashless provision, beginning six months following the effective date of the offering for a period of three years from the issuance.

(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(a) under the Securities Act of 1933.

(4)	No separate registration fee required pursuant to Rule 457(g) under the Securities Act.

(5)	Amount of registration fee is calculated based on proposed maximum aggregate offering price multiplied by 0.0001298 based on the filing fee rate issued by the Securities and Exchange Commission for the period between October 1, 2019 and September 20, 2020.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED [*], 2020

PRELIMINARY PROSPECTUS

$[*] of Shares of Common Stock

AGAPE ATP CORPORATION

Our common stock currently is quoted on the OTC Markets – Pink Sheets, operated by OTC Markets Group, under the symbol “ATTP.” The last reported sale price of our common stock on the OTC Markets – Pink Sheets on July 2, 2020 was $7.50 per share. We have applied to list our common stock on the [NASDAQ Capital Market (“NASDAQ”)/New York Stock Exchange (“NYSE”)] under the symbol “ATTP”. No assurance can be given that our application will be approved and we do not expect our common stock to be listed on either exchange upon completion of this offering.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and other filings with the Securities and Exchange Commission.

Investing in our common stock is highly speculative and involves a significant degree of risk. See “Risk Factors” beginning on page 11 of this prospectus for a discussion of information that should be considered before making a decision to purchase our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to us (before expenses)

Per Common Stock	US$	US$	US$

Total	US$	US$	US$

(1)	See “Underwriting” for additional disclosure regarding underwriting compensation payable by us.

We are offering on a “firm commitment” basis $         of our shares of common stock, $0.0001 par value per share. We estimate that the public offering price will be between $        to $        per share. The Underwriter is obligated to take and pay for all of the shares if any such shares are taken. We have granted Underwriter [an over-allotment option], exercisable one or more times in whole or in part, to purchase up to       additional common stock from us at the public offering price, less the underwriting discounts and commissions, within 60 days from the date of this prospectus to cover [over-allotments], if any. If the Underwriter exercises the option in full, the total underwriting discounts and commissions payable will be $        , and the total proceeds to us, before expenses, will be $       .

Delivery of the shares of common stock is expected to be made on or about              , 2020.

[Sole Underwriter]

The date of this prospectus is              , 2020.

You should rely only on the information contained in this prospectus or contained in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We have not, and the underwriter has not, authorized anyone to provide you with information that is different from that contained in such prospectuses. We are offering to sell shares of our common stock, and seeking offers to buy shares of our common stock, only in jurisdictions where such offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

In this prospectus, we rely on and refer to information and statistics regarding our industry. We obtained this statistical, market and other industry data and forecasts from publicly available information. While we believe that the statistical data, market data and other industry data and forecasts are reliable, we have not independently verified the data.

For investors outside of the United States: neither we nor the underwriter have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. You should read this entire prospectus and should consider, among other things, the matters set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and our consolidated financial statements and related notes thereto appearing elsewhere in this prospectus before making your investment decision.

Overview

Agape ATP Corporation is a company that provides health solution advisory services to our clients. We primarily focus our efforts on attracting customers in Malaysia. We have an advisory services center called the “ATP Zeta Health Program”, which is a health program designed to effectively prevent diseases caused by polluted environments, unhealthy dietary intake and unhealthy lifestyles, and the promotion of health. The program aims to promote improved health and longevity through a combination of modern health supplements, proper nutrition and advice from skilled nutritionists and/or dieticians. For the six months ended December, 2019 and 2018, our revenue was approximately $0.4 million and $0.7 million, respectively, and our gross profit was approximately $46,000 and $66,000, respectively. For the years ended June 30, 2019 and 2018, our revenue was approximately $1.5 million and $0.5 million, respectively, and our gross profit was approximately $109,000 and $46,000, respectively.

In order to strengthen the Company’s supply chain, on May 8, 2020, the Company has successfully acquired 99.99% of Agape Superior Living Sdn Bhd, with the goal of securing an established network marketing sales channel that has been in existence in Malaysia for the past 15 years. Agape Superior Living Sdn Bhd has been offering the Company’s ATP Zeta Health Program as part of its product lineup. As such, the acquisition creates synergy in the Company’s operation by boosting the Company’s retail and marketing capabilities. The newly acquired subsidiary allows the Company to fulfill its mission of “helping people to create health and wealth” by providing a financially rewarding business opportunity to distributors and quality products to distributors and customers who seek a healthy lifestyle.

Our Products

We offer three series of programs which consist of different services and products: ATP Zeta Health Program, ÉNERGÉTIQUE and BEAUNIQUE.

Our ATP Zeta Health Program is a health program designed to promote health and general wellbeing designed to prevent health diseases caused by polluted environments, unhealthy dietary intake and unhealthy lifestyles. The program aims to promote improved health and longevity through a combination of modern health supplements, proper nutrition and advice from skilled dieticians as well as trained members and distributors.

Our ÉNERGÉTIQUE series aims to provide a total dermal solution for a healthy skin beginning from the cellular level. The series is comprised of the Energy Mask series, Hyaluronic Acid Serum and Mousse Facial Cleanser.

Our BEAUNIQUE product series focuses on the research of our diet’s impact on modifying gene expressions in order to address genetic variations and deliver a nutrigenomic solution for every individual.

Our Strategies

We intend to pursue the following strategies in order to further develop and expand our business:

●	Expand our product range in each of our ATP Zeta Health Program, ÉNERGÉTIQUE and BEAUNIQUE series;

●	Further penetrate existing markets;

●	Deepen our relationship with existing distributors and members;

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●	Further investment into information technology such as the establishment of an e-commerce platform; and

●	Expand into other geographies outside of Malaysia.

Our Competitive Strengths

We believe the following competitive strengths contribute to our success and differentiate us from our competitors:

●	Well established reputation;

●	Well-established product portfolio;

●	Large, highly-motivated distributor base, supported by a successful training methodology;

●	Scalable business model; and

●	Founder-led and deeply experienced management team.

Our Challenges

Our ability to realize our mission and execute our strategies is subject to risks and uncertainties, including those relating to our ability to:

●	Respond to a highly competitive market;

●	Respond to concentration risk of heavy reliance on our largest supplier for the supply of products;

●	Maintain quality product and value;

●	Create brand influence;

●	Expand our product offerings; and

●	Expand our business in Malaysia and globally.

Please see “Risk Factors” and other information included in this prospectus for a discussion of these and other risks and uncertainties that we face.

Risk Factors

An investment in our common stock involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described in “Risk Factors” beginning on page 11, together with all of the other information contained in this prospectus, including our consolidated financial statements and related notes thereto appearing elsewhere in this prospectus, before investing in our common stock. These risks could materially affect our business, financial condition and results of operations and cause the trading price of our common stock to decline. You could lose part or all of your investment. You should bear in mind, in reviewing this prospectus, that past experience is no indication of future performance. You should read “Special Note Regarding Forward-Looking Statements” for a discussion of what types of statements are forward-looking statements, as well as the significance of such statements in the context of this prospectus.

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Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting and financial disclosure requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, (1) presenting only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations in this prospectus, (2) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, (3) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and (4) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We intend to take advantage of these exemptions. As a result, investors may find investing in our shares of common stock less attractive.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. As a result, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We elected to opt out of such extended transition period and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act.

Corporate Information

Our principal executive offices are located at 1705 – 1708, Level 17, Tower 2, Faber Towers, Jalan Desa Bahagia, Taman Desa, Kuala Lumpur, Malaysia (Post Code: 58100). Our telephone number at this address is +(60) 327325716. Our registered office in Nevada is located at 1645 Village Center Circle, Suite 170, Las Vegas, Nevada, United States, 89134.

Our website is http://www. http://agapeatpgroup.com/. The information contained on our website or any third-party websites is not a part of this prospectus.

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Corporate Structure

The following diagram illustrates our corporate structure as of the date of this prospectus:

Note:

1.	It is the company’s equity at risk is insufficient to finance its activities. 100% of its business is transacted with Agape Superior Living Sdn Bhd. The company is considered a VIE of Agape Superior Living Sdn Bhd as the latter is the primary beneficiary since it has the following characteristics:

a.	The power to direct the activities of the VIE that most significantly impact the VIE’s economic performance; and

b.	The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

Conventions That Apply to this Prospectus

Unless otherwise indicated or the context otherwise requires, references in this prospectus to:

●	“Malaysia” is Malaysia;

●	“dollar,” “USD,” “US$,” or “$” are to U.S. dollars;

●	“RM” and “Ringgit” are to the legal currency of Malaysia; and

●	“we,” “us,” “Company,” “Agape”, “Agape ATP” and “our” are to Agape ATP Corporation, our Nevada holding company, and its subsidiaries, and its consolidated affiliated entities.

●	“ASL” is Agape Superior Living Sdn Bhd, a Malaysia company and a 99.99% owned subsidiary of Agape ATP;

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The Offering

Common stock offered by us	$[*] of shares of common stock [(or [*] shares of common stock if the underwriters exercise their over-allotment option in full) on a firm commitment basis].

Common stock to be outstanding prior to this offering	_______shares of common stock.
Common stock to be outstanding immediately after this offering	shares of common stock, assuming the sale of all the shares offered in this Prospectus.
Gross proceeds to us, net of underwriting discount but before expenses:	$ , assuming no exercise of the [underwriter’s warrants] [and full exercise of the over-allotment option.]
[Over-allotment option:]	[We have granted to the underwriter a 15% over-allotment option, exercisable within [60] days from the date of this prospectus, to purchase up to an aggregate of [*] additional common stocks.]

Use of proceeds	We plan to use the net proceeds of this offering primarily for general corporate purposes. For more information on the use of proceeds, see “Use of Proceeds” on page 26.
Trading Market	Our common stock currently is quoted on the OTC Markets – Pink Sheets under the symbol “ATTP.” We have applied to list our common stock on the [Nasdaq Capital Market/ NYSE American LLC].
Concentration of Ownership

Prior to this offering, our executive officers and directors beneficially own, in the aggregate, approximately 68% of the outstanding shares of our common stock, which will become [*]% upon completion of this offering assuming the sale of all the shares offered in this Prospectus.

Trading Symbol	“ATTP”
Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

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Summary Consolidated Financial Data

AGAPE ATP CORPORATION

The following tables summarize our historical consolidated financial data. We have derived the historical consolidated statements of operations data for the three months ended March 31, 2020 and 2019, for the six months ended December 31, 2019 and 2018 and for the years ended June 30, 2019 and 2018 from our consolidated financial statements included elsewhere in this prospectus. The following summary consolidated financial data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future, and our results for any interim period are not necessarily indicative of the results to be expected for a full fiscal year.

Consolidated Statements of Operations Data for the:

	Three Months Ended March 31,
	2020	2019
	(Unaudited)	(Unaudited)
Revenue	$-	$464,297
Net income (loss)	$(231,750)	$71,215
Earnings (loss) per share – (basic and diluted)	$0.00	$0.00

	Six Months Ended December 31,
	2019(1)	2018
		(unaudited)
Revenue	$429,362	$685,288
Net loss	$(338,931)	$(142,446)
Earnings (loss) per share – (basic and diluted)	$0.00	$0.00

Note:

1.	Subsequent to the Company’s financial year ended June 30, 2019, the Company changed its financial year end to December 31. The six months period financial statements were audited and were previously disclosed in Form 10-K filed on March 27, 2020 (file no. 333-220144).

	Years Ended June 30,
	2019	2018
Revenue	$1,546,057	$487,005
Net loss	$(519,642)	$(130,274)
Earnings (loss) per share – (basic and diluted)	$0.00	$0.00

Consolidated Balance Sheet Data as of:

	As of
	March 31, 2020	December 31, 2019	June 30, 2019	December 31, 2018
	(Unaudited)			(Unaudited)
Total assets	$4,124,765	$4,335,274	$4,651,755	$5,198,181
Total liabilities	$97,459	$83,988	$71,402	$241,847

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Agape Superior Living Sdn. Bhd. (“ASL”)

The following tables summarize ASL’s historical consolidated financial data. We have derived the ASL’s historical consolidated statements of operations data for the three months ended March 31, 2020 and 2019 and for the years ended December 31, 2019 and 2018 from ASL’s consolidated financial statements included elsewhere in this prospectus. The following summary consolidated financial data should be read in conjunction with the section titled “ASL Management’s Discussion and Analysis of Financial Condition and Results of Operations” and ASL’s consolidated financial statements and related notes included elsewhere in this prospectus. ASL’s historical results are not necessarily indicative of the results that may be expected in the future, and ASL’s results for any interim period are not necessarily indicative of the results to be expected for a full fiscal year.

Consolidated Statements of Operations Data for the:

	Three Months Ended March 31,
	2020	2019
	(Unaudited)	(Unaudited)
Revenue	$1,241,252	$1,214,600
Net income (loss)	$197,576	$(252,125)

	Years Ended December 31,
	2019	2018
Revenue	$4,139,359	$14,393,762
Net income (loss)	$(1,059,494)	$1,981,911

Consolidated Balance Sheet Data as of:

	As of
	March 31, 2020	December 31, 2019	December 31, 2018
	(Unaudited)
Total assets	$4,105,376	$4,126,180	$3,158,206
Total liabilities	$2,301,330	$2,418,539	$2,362,871

Summary Unaudited Pro Forma Condensed Combined Financial Data

The selected unaudited pro forma condensed combined financial information has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information included elsewhere in this prospectus.

The following unaudited pro forma condensed combined financial statements give effect to the Business Combination under the acquisition method of accounting in accordance with Financial Accounting Standards Board (FASB) Accounting Standard Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”). The Business Combination will be accounted for as acquisition of business under common control at carrying value in accordance with accounting principles generally accepted in the United States of America.

The historical consolidated financial information has been adjusted in these unaudited pro forma condensed combined financial data to give effect to pro forma events that are directly attributable to the Business Combination. The unaudited pro forma condensed combined balance sheet is based on the historical consolidated balance sheet of AAPT and the historical consolidated balance sheet of ASL, each of which is included elsewhere in this prospectus, and in each case as of March 31, 2020 and has been prepared to reflect the Business Combination as if they occurred on March 31, 2020. The unaudited pro forma condensed combined statements of operations and comprehensive loss for the three months ended March 31, 2020 and for the year ended December 31, 2019, each of which is included elsewhere in this prospectus, combine the historical results of operations of AATP and ASL for those periods, giving effect to the Business Combination as if they occurred on January 1, 2019.

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The selected unaudited pro forma condensed combined financial data below should be read in conjunction with the sections entitled “Unaudited Pro Forma Condensed Combined Financial Information,” “Agape ATP Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Agape Superior Living Sdn. Bhd. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and notes thereto of AATP and ASL included elsewhere in this prospectus.

Unaudited Pro Forma Condensed Combined Consolidated Statements of Operations Data for the:

	Three Months Ended March 31, 2020	Year Ended December 31, 2019
	(Unaudited)	(Unaudited)
Revenue	$1,241,252	$4,139,359
Net loss	$(22,538)	$(1,813,892)
Earnings (loss) per share – (basic and diluted)	$0.00	$0.00

Unaudited Pro Forma Condensed Combined Consolidated Balance Sheets Data as of:

	As of
	March 31, 2020	December 31, 2019
	(Unaudited)	(Unaudited)
Total assets	$7,023,870	$7,245,902
Total liabilities	$1,907,161	$1,981,741

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RISK FACTORS

Any investment in our securities involves a high degree of risk. You should carefully consider the risks described below, which we believe represent certain of the material risks to our business, together with the information contained elsewhere in this prospectus, before you make a decision to invest in our shares of common stock. Please note that the risks highlighted here are not the only ones that we may face. For example, additional risks presently unknown to us or that we currently consider immaterial or unlikely to occur could also impair our operations. If any of the following events occur or any additional risks presently unknown to us actually occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could decline and you could lose all or part of your investment.

Risks Relating to Our Business and Industry

We operate in a highly competitive market. If we do not compete effectively, our prospects, operating results, and financial condition could be materially and adversely affected.

The health and wellness market in Malaysia is a mature and a highly competitive market, with companies offering a variety of competitive products and services. We expect competition in our market to intensify in the future as new and existing competitors introduce new or enhanced products and services that are potentially more competitive than our products and services. The health and wellness market has a multitude of participants in the domestic market, including, but not limited, to retail health supplement providers, pharmaceutical companies, and network marketing company which supply health supplement products, such as Elken Group, USANA Group, NHF Group, Young Living, Jeunesse Global Holdings LLC, USA, Shaklee Corporation, VASAYO LLC, Amway Corporation, Sami Direct, Kyäni, Inc., Melaleuca, Inc.

We believe many of our competitors and potential competitors may have significant competitive advantages, including but not limited to, longer operating histories, ability to leverage their sales efforts and marketing expenditures across a broader portfolio of products and services, larger and broader customer bases, more established relationships with a larger number of suppliers, greater brand recognition, ability to leverage stores which they may operate, and greater financial, research and development, marketing, distribution, and other capabilities and resources than we do. Our competitors and potential competitors may also be able to develop products and services that are equal or more superior to ours, achieve greater market acceptance of their products and services, and increase sales by utilizing different distribution channels than we do. Some of our competitors may aggressively discount their products in order to gain market share, which could result in pricing pressures, reduced profit margins, lost market share, or a failure to grow market share for us. If we are not able to compete effectively against our current or potential competitors, our prospects, operating results, and financial condition could be materially and adversely affected.

We are exposed to concentration risk of heavy reliance on our two largest suppliers for the supply of our products, and any shortage of, or delay in, the supply may significantly impact on our business and results of operation.

We principally source the majority of our products for sale to our customers from our two largest suppliers. As such, we rely on the ability and efficiency of our two largest suppliers to supply products. Our purchase from our largest supplier amounted to approximately $226,000 and $555,000 for the six months ended December 31, 2019 and 2018, respectively, representing approximately 59% and 89% of our total purchases, respectively. Our purchase from our second largest supplier amounted to approximately $158,000 and Nil for the six months ended December 31, 2019 and 2018, respectively, representing approximately 41% and Nil of our total purchases, respectively. Our purchases from our top two largest suppliers accounted for a significant portion of our total purchases for both of the six months ended December 31, 2019 and 2018.

As we do not engage in manufacturing, our business, financial condition and operating results depend on the continuous supply of products from our two largest suppliers and our continuous supplier-customer relationship with them. Our heavy reliance on our two largest suppliers for the supply of our products will have significant impact on our business and results of operation in the event of any shortage of, or delay in the supply. Our product supply may also be disrupted by potential labor disputes, strike action or natural disasters or other accidents affecting our largest supplier. If our two largest suppliers do not supply products to us in a timely manner or in sufficient quantities, our business, financial condition and operating results may be materially and adversely affected. Any shortage of, disruption, or delay in the supply, or our inability to obtain supplies from alternative sources will have significant impact on our business and results of operation.

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We entered into a long term original design manufacturer supply agreement (the “ODM Supply Agreement”) with one of our largest suppliers in January 2018 for a period of 10 years. We also entered into a sales agreement with our other largest supplier in May 2018 (the “Sales Agreement”), Agape S.E.A. Sdn Bhd (“Agape S.E.A.”). As is customary in the supply or sales arrangements, the agreements with our two largest suppliers are terminable by either party by giving notice. We cannot guarantee that our two largest suppliers will not terminate the agreements before the expiry of the agreement. In the event that our two largest supplier terminate the agreements, we will have to source products from other suppliers and we may not be able to secure a similar supply of products with quantity and quality required to support our business or at all. Such termination may therefore have a material adverse impact on our business, financial condition and operating results if we fail to engage any other suppliers with similar standards before the termination.

Furthermore, our two largest suppliers may change their existing sales or marketing strategy in respect of the products supplied to us by changing its export strategy, reducing its sales or production volume or changing its selling prices. As a result, there is no assurance that our largest supplier will not appoint other agents, dealers or distributors which may compete with us in the market where we operate. Furthermore, any significant increase in the selling prices of the products which we source from our two largest suppliers will increase our costs and may materially and adversely affect our profit margin if we are not able to pass the increased costs on to our customers.

There is no assurance that there will be no deterioration in our relationship with our two largest suppliers which could affect our ability to secure sufficient supply of products for our business. In the event that our two largest supplier change their sales or marketing strategy or otherwise appoint other dealers or distributors who may compete with us, our business, financial condition and operating results may be materially and adversely affected.

If we fail to maintain quality products and value, our sales are likely to be negatively affected.

Our success depends on the safety and quality of products that we obtain from our suppliers for our customers. Our future customers will identify our brand name with a certain level of quality and value. If we cannot meet this perceived value or level of quality, we may be negatively affected and our operating results may suffer. In addition, any failure on the part of our suppliers to maintain the quality of their products, will in turn substantially harm the results of our business operations, potentially forcing us to identify other suppliers or alter our business strategy significantly.

If we are unable to create brand influence, we may not be able to maintain current or attract new users and customers for our products.

Our operational and financial performance is highly dependent on the strength of our brand. We believe brand familiarity and preference will continue to have a significant role in winning customers as the decision to buy our products and services. In order to further expand our customer base, we may need to substantially increase our marketing expenditures to enhance brand awareness through various online and offline means. Moreover, negative coverage in the media of our company could threaten the perception of our brand, and we cannot assure you that we will be able to defuse negative press coverage about our company to the satisfaction of our investors, customers and suppliers. If we are unable to defuse negative press coverage about our company, our brand may suffer in the marketplace, our operational and financial performance may be negatively impacted and the price of our shares may decline.

Currently, we sell our products, with or without customization, under our brand name “ATP”, to domestic customers in Malaysia and to overseas customers. However, if our competitors initiate a lawsuit against us for infringing their trademark, we may be forced to adopt a new brand name for our products. As a result, we may incur additional marketing cost to raise awareness of such new brand name. We may also be ordered to pay a significant amount of damages, and our business, results of operations and financial condition could be materially and adversely affected.

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We may be unable to protect our intellectual property rights.

We rely on intellectual property laws in Malaysia and other jurisdictions to protect our trademarks. We are the registered owner of two trademarks. We have recently applied to register an additional three trademarks in Malaysia. We cannot assure you that counterfeiting or imitation of our products will not occur in the future or, if it does occur, that we will be able to address the problem in a timely and effective manner. Any occurrence of counterfeiting or imitation of our products or other infringement of our intellectual property rights could negatively affect our brand and our reputation, which in turn adversely affects the results of our operations.

Litigation to prosecute infringement of our intellectual property rights could be costly and lengthy and will divert our managerial and financial resources. We will have to bear costs of the intellectual property litigation and may be unable to recover such costs from our opposite parties. Protracted litigation could also result in our customers deferring or limiting their purchase or use of or products until such litigation is resolved. The occurrence of any of the foregoing will have a material adverse effect on our business, financial condition and results of operations.

If we are unable to successfully develop and timely introduce new products or services or enhance existing products or services, our business, financial condition and results of operations may be materially and adversely affected.

We must continually source, develop and introduce new products and services as well as improve and enhance our existing products and services to maintain or increase our sales. The success of new or enhanced products or services may depend on a number of factors including, anticipating and effectively addressing user preferences and demand, the success of our sales and marketing efforts, effective forecasting and management of products and services demands, purchase commitments, and the quality of or defects in our products. The risk of not meeting our customers’ preferences and demands through our products and services may result in a shift in market shares, as customers instead choose products and services offered by our competitors. This may result in lower sales revenue, materially and adversely affecting our business, financial condition and results of operations.

We may not be able to manage the growth of our business and our expansion plans and operations or implement our business strategies on schedule or within our budget, or at all.

We are continually executing a number of growth initiatives, strategies and operating plans designed to enhance our business. In 2020, we plan to increase our revenue stream from health solution advisory services from our “ATP Zeta Health Program”, “ENERGETIQUE” and “BEAUNIQUE” series to align with our growth strategies. Any expansion may increase the complexity of our operations and place a significant strain on our managerial, operational, financial and human resources. Our current and planned personnel, systems, procedures and controls may not be adequate to support our future operations. We cannot assure you that we will be able to effectively manage our growth or to implement all these systems, procedures and control measures successfully. Furthermore, the anticipated benefits from these growth initiatives, strategies and operating plans are based on assumptions that may prove to be inaccurate. Moreover, we may not be able to successfully complete these growth initiatives, strategies and operating plans and realize all of the benefits that we expect to achieve or it may be more costly to do so than we anticipate. If, for any reason, we are not able to manage our growth effectively, the benefits we realize are less than our estimates or the implementation of these growth initiatives, strategies and operating plans adversely affects our operations or costs more or takes longer to effectuate than we expect, and/or if our assumptions prove to be inaccurate, our business and prospects may be materially and adversely affected.

In addition, we may seek and pursue opportunities through joint ventures or strategic partnerships for expansion from time to time, and we may face similar risks and uncertainties as listed above. Failure to properly address these risks and uncertainties may materially and adversely affect our ability to carry out acquisitions and other expansion plans, integrate and consolidate newly acquired or newly formed businesses, and realize all or any of the anticipated benefits of such expansion, which may have a material adverse effect on our business, financial condition, results of operations and prospects.

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We have a limited operating history in the Malaysia health and wellness industry, which makes it difficult to evaluate our future prospects.

We launched our ATP Zeta Super Health Program business in June 2016, the same month in which our Company was incorporated, followed by our ENERGETIQUE” and “BEAUNIQUE” series in July 2018 and March 2019, respectively, and thus, we have a limited operating history. We have limited experience in most aspects of our business operation, such as sourcing products for and offering advisory services on all the three programs. As our business develops and as we respond to competition, we may continue to introduce new product and services offerings and make adjustments to our existing product line and services and to our business operation in general. Any significant change to our business model that does not achieve expected results may have a material and adverse impact on our financial condition and results of operations. It is therefore difficult to effectively assess our future prospects.

The Malaysia health and wellness industry may not develop as expected. Prospective retail and corporate customers may not be familiar with the development of the market and may have difficulties distinguishing our products from those of our competitors. Convincing prospective customers or distributors of the value of our products or services is important to the success of our business. The risk of failing to convince potential customers or distributors to purchase products or services from us may result in the failure of our business plan. Many customers or distributors may not be interested in purchasing products and services we sell because there is no certainty that our business will succeed.

You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the rapidly evolving market in which we operate and our limited operating history. These risks and challenges include our ability to, among other things:

●	manage our future growth;

●	increase the utilization of our products by existing and new customers;

●	maintain and enhance our relationships with customers and distributors;

●	improve our operational efficiency;

●	attract, retain and motivate talented employees;

●	cope with economic fluctuations;

●	navigate the evolving regulatory environment; and

●	defend ourselves against legal and regulatory actions.

Our historical growth rates may not be indicative of our future growth. If we are unable to manage the growth and increased complexity of our business, fail to control our costs and expenses, or fail to execute our strategies effectively, our business and business prospects may be materially and adversely affected.

Our historical growth rates may not be indicative of our future growth, and we may not be able to generate similar growth rates in future periods. Our revenue growth may slow, or our total revenues may decline for a number of possible reasons, including change in consumers’ preferences, changes in regulations and government policies, increasing competition, emergence of alternative business models, and general economic conditions.

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Our total revenues increased by approximately 217% from approximately $0.5 million for the year ended June 30, 2018 to approximately $1.5 million for the year ended June 30, 2019. Our total revenues decreased by approximately 37% from approximately $0.7 million for the six months ended December 31, 2018 to approximately $0.4 million for the six months ended December 31, 2019. Our gross profit increased by approximately 140% from approximately $46,000 for the year ended June 30, 2018 to approximately $109,000 for the year ended June 30, 2019. However, our gross profit decreased by approximately 30% from approximately $66,000 for the six months ended December 31, 2018 to approximately $46,000 for the six months ended December 31, 2019.

If our growth rate declines, investors’ perceptions of our business and business prospects may be materially and adversely affected and the market price of our shares could decline.

Our lack of insurance could expose us to significant costs and business disruption.

The health and wellness industry in Malaysia is a mature market. We currently do not have any product liability or disruption insurance to cover our operations in Malaysia or overseas, which, based on public information available to us relating to Malaysia-based health and wellness companies, is consistent with customary industry practice in Malaysia. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. If we suffer any losses, damages or liabilities in the course of our business operations, we may not have adequate insurance coverage to provide sufficient funds to cover any such losses, damages or product claim liabilities. Therefore, there may be instances when we will sustain losses, damages and liabilities because of our lack of insurance coverage, which may in turn materially and adversely affect our financial condition and results of operations.

A decline in general economic condition could lead to reduced consumer demand and could negatively impact our business operation and financial condition, which in turn could have a material adverse effect on our business, financial condition and results of operations.

Our operating and financial performance may be adversely affected by a variety of factors that influence the general economy. Consumer spending habits, including spending for health related products and services we sell, are affected by, among other things, prevailing economic conditions, levels of unemployment, salaries and wage rates, prevailing interest rates, income tax rates and policies, consumer confidence and consumer perception of economic conditions. In addition, consumer purchasing patterns may be influenced by consumers’ disposable income. In the event of an economic slowdown, consumer spending habits could be adversely affected and we could experience lower net sales than expected on a quarterly or annual basis which could have a material adverse effect on our business, financial condition and results of operations.

We operate in a heavily regulated industry.

Our business is principally regulated by various laws and regulations in the market we operate, such as in Malaysia the Food Act 1983 (ACT 281) and Regulations, Control of Drugs and Cosmetics Regulations 1984 mandate authorization from the Food Safety and Quality Division and National Pharmaceutical Regulatory Agency of the Ministry of Health for our Company’s products to be sold in the country. Various registrations, certificates and/or licenses for the conduct of our business are required under the above laws, which also contain provisions for requirements on the storage, labelling, advertising and importation of some of our products.

Furthermore, in the health and wellness industry, we are subject to numerous laws and regulations, including labor, employment and taxation laws to which the industry participants are typically subject to. The formulation, manufacturing, packaging, labeling, distribution, sale and storage of our inventory are subject to extensive regulation by various regulatory agencies and bodies. If we fail to comply with those regulations, we would subject to significant penalties or claims, which would harm our business operations. In addition, the adoption of new regulations or changes in the interpretations of existing regulations may result in significant compliance costs or discontinuation of product sales and may impair the marketability of products we may offer, resulting in significant loss of net sales. Our failure to comply with regulations may result in enforcement actions and imposition of penalties or otherwise harm the distribution and sale of products we may offer for sale. The occurrence of any of the foregoing will have a material adverse effect on our business, financial condition and results of operations.

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Based on our experience, some of the laws and regulations of Malaysia are subject to amendments, uncertainty in interpretation and administrative actions from time to time. Therefore, we cannot assure you that, for the implementation of our business plans and the introduction of any new product, we will be able to obtain all the necessary registrations, certificates and/or licenses. Any failure to comply with the above laws and regulations may give rise to fines, administrative penalties and/or prosecution against us, which may adversely affect our reputation, financial condition or results of operation.

We may be adversely affected by the performance of third-party contractors.

We engaged third-party contractors to carry out logistics services. We endeavor to engage third-party companies with a strong reputation and track record, high performance reliability and adequate financial resources. However, any such third-party contractor may still fail to provide satisfactory logistics services at the level of quality or within the timeframe required by us or our customers. While we generally require our logistics contractors to fully reimburse us for any losses arising from delay in delivery or non-delivery, our results of operation and financial condition may be adversely affected if any of the losses are not borne by them. If the performance of any third-party contractor is not satisfactory, we may need to replace such contractor or take other remedial actions, which could adversely affect the cost structure and delivery schedule of our products and services and thus have a negative impact on our reputation, financial position and business operations. In addition, as we expand our business into overseas markets, there may be a shortage of third-party contractors that meet our quality standards and other selection criteria in such locations and, as a result, we may not be able to engage a sufficient number of high-quality third-party contractors in a timely manner, which may adversely affect our delivery schedules and delivery costs and hence our business, results of operations and financial conditions.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

There is no guarantee that in the future we will generate enough profits to support our business. Although we believe that our anticipated cash flows from operating activities together with cash on hand will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next twelve months, we cannot assure you this will be the case. We may need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Adverse developments in our existing areas of operation could adversely impact our results of business, results of operations and financial condition.

Our operations are focused on utilizing our sales efforts which are principally located in Malaysia. As a result, our results of operations, cash flows and financial condition depend upon the demand for our products in Malaysia. Due to the lack of broad diversification in industry type and geographic location, adverse developments in our current segment of the industry, or our existing areas of operation, could have a significantly greater impact on our business, results of operations and financial condition than if our operations were more diversified.

Our internal controls may be inadequate, which could cause our financial reporting to be unreliable and lead to misinformation being disseminated to the public.

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. As defined in Exchange Act Rule 13a-15(f), internal control over financial reporting is a process designed by, or under the supervision of, the principal executive and principal financial officer and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: pertain to the maintenance of records in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and/or directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

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In connection with the audits of our consolidated financial statements as of December 31, 2019, June 30, 2019 and 2018, we and our independent registered public accounting firms identified three “material weaknesses,” and other control deficiencies including significant deficiencies in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to the Company were: (i) insufficient full-time personnel with appropriate levels of accounting knowledge and experience to monitor the daily recording of transactions, address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; (ii) lack of a functional internal audit department or personnel that monitors the consistencies of the preventive internal control procedures and lack of adequate policies and procedures in internal audit function to ensure that the Company’s policies and procedures have been carried out as planned; (iii) lack of adequate segregation of duties and effective risk assessment, which in turn may cause the Company to face the likelihood of fraud or theft, due to poor oversight, governance and review to detect errors. We have taken measures and plan to continue to take measures to remedy these material weaknesses. The measures that we have taken and are planning to take which includes, but not limited to, seeking a chief financial officer who possesses U.S. GAAP and SEC reporting knowledge and hiring more qualified accounting personnel with U.S. GAAP experiences. We also intend to form an internal audit function and have plans to hire internal auditors to strengthen our overall governance. All internal auditors will be independent of our operations and will report directly to the audit committee. The implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct theses material weaknesses or our failure to discover and address any other material weaknesses could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis .

Upon completion of this offering, we will become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or SOX 404, will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 10-K and in our quarterly report on Form 10-Q if we are qualified as an accelerated filer. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of SOX 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with SOX 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Legal disputes or proceedings could expose us to liability, divert our management’s attention and negatively impact our reputation.

We may at times be involved in potential legal disputes or proceedings during the ordinary course of business operations relating to product or other types of liability, employees’ claims, labor disputes or contract disputes that could have a material and adverse effect on our reputation, operation and financial condition. If we become involved in material or protracted legal proceedings or other legal disputes in the future, the outcome of such proceedings could be uncertain and could result in settlements or outcomes which materially and adversely affect our financial condition. In addition, any litigation or legal proceedings could incur substantial legal expenses as well as significant time and attention of our management, diverting their attention from our business and operations.

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Our failure to comply with anti-corruption laws and regulations, or effectively manage our employees, customers and business partners, could severely damage our reputation, and materially and adversely affect our business, financial condition, results of operations and prospects.

We are subject to risks in relation to actions taken by us, our employees, third-party customers or third-party suppliers that constitute violations of the anti-corruption laws and regulations. While we adopt strict internal procedures and work closely with relevant government agencies to ensure compliance of our business operations with relevant laws and regulations, our efforts may not be sufficient to ensure that we comply with relevant laws and regulations at all times. If we, our employees, third-party customers or third-party suppliers violate these laws, rules or regulations, we could be subject to fines and/or other penalties. Actions by Malaysia regulatory authorities or the courts to provide an alternative interpretation of the laws and regulations or to adopt additional anti-bribery or anti-corruption related regulations could also require us to make changes to our operations. Our reputation, corporate image, and business operations may be materially and adversely affected if we fail to comply with these measures or become the target of any negative publicity as a result of actions taken by us, our employees, third-party customers or third-party suppliers.

An overall decline in the health of the economy and other factors impacting consumer spending, such as natural disasters, outbreak of viruses, illnesses, infectious diseases, contagions and the occurrence of unforeseen epidemics may affect consumer purchases, reduce demand for our products and materially harm our business, results of operations and financial condition.

Our business depends on consumer demand for our products and, consequently, is sensitive to a number of factors that influence consumer confidence and spending, including but not limited to, general current and future economic and political conditions, consumer disposable income, recession and fears of recession, unemployment, minimum wages, availability of consumer credit, consumer debt levels, interest rates, tax rates and policies, inflation, war and fears of war, inclement weather, natural disasters, terrorism, active shooter situations, outbreak of viruses, illnesses, infectious diseases, contagions and the occurrence of unforeseen epidemics (including the outbreak of the coronavirus and its potential impact on our financial results) and consumer perceptions of personal well-being and security. For example, in recent years, there have been outbreaks of epidemics in various countries, including Malaysia. Recently, there was an outbreak of a novel strain of coronavirus (“COVID-19”), which has spread rapidly to many parts of the world, including Malaysia. On March 11, 2020, the World Health Organization declared the COVID-19 a pandemic. In accordance with the recommendations of the WHO, Malaysia had imposed a nationwide lockdown via the government’s Movement Control Order (“MCO”) effective March 18, 2020. The MCO has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in Malaysia. On May 4, 2020, the MCO was eased to a Conditional Movement Control Order (“CMCO”) where most business sectors were allowed to operate under strict rules and Standard Operating Procedures mandated by the government of Malaysia.

Substantially all of our revenues are concentrated in Malaysia. Consequently, our results of operations will likely be adversely, and may be materially, affected, to the extent that the COVID-19 or any other epidemic harms the Malaysia and global economy in general. Any potential impact to our results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 and the actions taken by government authorities and other entities to contain the COVID-19 or treat its impact, almost all of which are beyond our control. Potential impacts include, but are not limited to, the following:

●	temporary closure of offices, travel restrictions, financial impact of our customers or suspension supplies may negatively affected, and could continue to negatively affect, the demand for our products;

●	our customers may require additional time to pay us or fail to pay us at all, which could significantly increase the amount of accounts receivable and require us to record additional allowances for doubtful accounts. We may have to provide significant sales incentives to our customers during the outbreak, which may in turn materially adversely affect our financial condition and operating results;

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●	any disruption of our supply chain, logistics providers or customers could adversely impact our business and results of operations, including causing us or our suppliers to cease manufacturing for a period of time or materially delay delivery to our sole customer, which may also lead to loss of our sole customer; and

●	the global stock markets have experienced, and may continue to experience, significant decline from the COVID-19 outbreak and the marketable securities that we have invested in could be materially adversely affected, which may lead to significant impairment in the fair values of our investments and in turn materially adversely affect our financial condition and operating results.

Because of the uncertainty surrounding the COVID-19 outbreak, the financial impact related to the outbreak of and response to the COVID-19 cannot be reasonably estimated at this time. There is no guarantee that our total revenues will grow or remain at the similar level year over year in the next three quarters of 2020.

We may have to record downward adjustments or impairment in the fair value of investments in the following quarters of 2020, if conditions have not been significantly improved and global stock markets have not recovered from recent declines.

In general, our business could be adversely affected by the effects of epidemics, pandemic or, including, but not limited to, the COVID-19, avian influenza, severe acute respiratory syndrome (SARS), the influenza A virus, Ebola virus, severe weather conditions such as flood or hazardous air pollution, or other outbreaks. In response to an epidemic, severe weather conditions, or other outbreaks, government and other organizations may adopt regulations and policies that could lead to severe disruption to our daily operations, including temporary closure of our offices and other facilities. These severe conditions may cause us and/or our partners to make internal adjustments, including but not limited to, temporarily closing down business, limiting business hours, and setting restrictions on travel and/or visits with clients and partners for a prolonged period of time. Various impact arising from a severe condition may cause business disruption, resulting in material, adverse impact to our financial condition and results of operations.

Fluctuations in foreign currency exchange rates could have a material adverse effect on our financial results.

We earn revenues, pay expenses, own assets and incur liabilities in countries using currencies other than the U.S. dollar, including Australian Dollars, Malaysian Ringgit and Hong Kong Dollars. Since our consolidated financial statements are presented in U.S. dollars, we must translate revenues, income and expenses, as well as assets and liabilities, into U.S. dollars at exchange rates in effect during or at the end of each reporting period. Therefore, increases or decreases in the value of the U.S. dollar against other currencies affect our net operating revenues, operating income and the value of balance sheet items denominated in foreign currencies. We cannot assure you that fluctuations in foreign currency exchange rates, particularly the strengthening or weakening of the U.S. dollar against major currencies would not materially affect our financial results.

Our business depends on the continued contributions made by Mr. How Kok Choong, as our founder, chief executive officer, chairman of the board of Directors, Director and secretary, the loss of who may result in a severe impediment to our business, results of operation and financial condition.

Our success is dependent upon the continued contributions made by our founder, chief executive officer, chairman of the board of Directors, Director and secretary, Mr. How Kok Choong. We rely on his expertise in business operations when we are developing our business. We have no “Key Man” insurance to cover the resulting losses in the event that any of our officer or directors should die or resign.

If Mr. How cannot serve the Company or is no longer willing to do so, the Company may not be able to find alternatives in a timely manner or at all. This would likely result in a severe damage to our business operations and would have an adverse material impact on our financial position and operating results. To sustain our operations, the Company may have to recruit and train replacement personnel at a higher cost. In addition, if Mr. How joins our competitors or develops similar businesses that are in competition with our Company, our business, results of operation and financial conditions may also be negatively impacted.

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We may incur losses resulting from product liability claims or product recalls or adverse publicity relating to our products.

We may incur losses resulting from product liability claims with respect to our products supplied by our suppliers. We may face claims or liabilities which may arise if there exist any defects in quality of these products or any of these products are deemed or proven to be unsafe, defective or contaminated. In the event that the use or misuse of any product distributed by us results in personal injury or death, product liability and/or indemnity claims may be brought against us, in addition to our product recalls, and the relevant regulatory authorities in the market we operate may close down some of our related operations and take administrative actions against us. If we experience any business disruption and litigation, we may incur additional costs and have to divert our management’s attention and resources on such matters, which may materially and adversely affect our business, financial condition and results of operations.

In addition, adverse publicity about health and safety concerns, whether unfounded or not, may discourage consumers from buying our products. Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that our products caused personal injury or illness could adversely affect our reputation and our corporate and brand image. If consumers were to lose confidence in our brand and reputation, we could suffer long-term or even permanent declines in our sales and results of operation. The amount of negative news, customers complaints and claims against us may also be very costly and may divert our management’s attention from our business operation.

Risks Related to Doing Business in Malaysia

Our supply and sales agreements with our two largest suppliers may be legally unenforceable if they are found to infringe applicable competition laws.

Our supply and sales agreements with our two largest suppliers, or certain provisions of the supply and sales agreements, may be found to be unenforceable if they are found to infringe the competition laws of jurisdictions in which we operate. For example, our supplier covenants not to sell any product listed or named in the ODM Supply Agreement may be held to be unenforceable under Malaysian law.

Under the Malaysian Competition Act of 2010 (“MCA”), such provisions may be considered to be anti-competitive if they are found to significantly prevent, restrict or distort competition in any market for goods or services. For purposes of the MCA, an anti-competitive agreement will not be deemed significant if (i) the parties to the agreement are competitors and their combined market share is less than 20% of the relevant market; or (ii) the parties to the agreement are not competitors and their individual market share in any relevant market is not more than 25%. The MCA also prohibits enterprises from engaging in any conduct which amounts to an abuse of a dominant position in any market for goods or services. Generally, for purposes of the MCA, market share above 60% would be indicative (but not conclusive evidence) that an enterprise is dominant. If we are seen to be in a dominant position in the market, the provisions on exclusivity, territorial restrictions and/or resale price maintenance could potentially be seen to be an abuse of such dominant position.

However, because limited guidance, decisions and guidelines are available with respect to determination of the relevant market or the market shares for the industries in which we operate, it is unclear whether our agreements with third parties will be found to infringe applicable competition laws. If any such agreement is found to infringe such laws, the authorities may (i) require that the infringement be ceased immediately; (ii) specify steps which are required to be taken by the infringing enterprise(s) to bring the infringement to an end; (iii) impose financial penalties which could, for example, be 10% of the worldwide turnover of the relevant enterprise over the period during which an infringement occurred; or (iv) take any number of other actions, including imposing sanctions and penalties, as they deem appropriate.

There can be no assurance that our agreements will not be found to be unenforceable or to infringe relevant laws and regulations. Any such finding may have a material adverse effect on our business, prospects, financial condition and results of operations.

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Developments in the social, political, regulatory and economic environment in Malaysia may have a material adverse impact on us.

Our business, prospects, financial condition and results of operations may be adversely affected by social, political, regulatory and economic developments in Malaysia. Such political and economic uncertainties include, but are not limited to, the risks of war, terrorism, nationalism, nullification of contract, changes in interest rates, imposition of capital controls and methods of taxation.

Negative developments in Malaysia’s socio-political environment may adversely affect our business, financial condition, results of operations and prospects. The Malaysian economy registered growth of approximately 4.7% in 2018 and 4.3% in 2019, according to the Department of Statistics Malaysia. Although the overall Malaysian economic environment (in which we predominantly operate) appears to be positive, there can be no assurance that this will continue to prevail in the future. Economic growth is determined by countless factors, and it is extremely difficult to predict with any level of absolute certainty. Furthermore, the outbreak of coronavirus disease 2019 was first reported in December 2019 in Wuhan, China. On March 16, 2020, the Malaysian government first announced that there was a Movement Control Order (“MCO”) on the country effective on March 18, 2020 and lasted until March 30, 2020. The MCO was subsequently extended three times, each covering a two-week period. On May 4, 2020, the MCO was eased to a Conditional Movement Control Order (“CMCO”) where most business sectors were allowed to operate under strict rules and Standard Operating Procedures mandated by the government of Malaysia. Further, at the time of the preparation of this Form S-1 Registration Statement, a vaccine against COVID-19 has yet to be found and there is the concern of a second wave of the coronavirus which might render the Malaysian government to further impose another MCO or CMCO. As such, the extent to which the coronavirus may impact the Malaysian economy is uncertain. In the event that the Malaysia economy suffers, demand for our products may diminish, which would in turn result in our profitability. This could in turn result in a substantial need for restructuring of our business objectives and could result in a partial or entire loss of an investment in our Company.

We are subject to foreign exchange control policies in Malaysia.

The ability of our subsidiaries to pay dividends or make other payments to us may be restricted by the foreign exchange control policies in the countries where we operate. For example, there are foreign exchange policies in Malaysia which support the monitoring of capital flows into and out of the country in order to preserve its financial and economic stability. The foreign exchange policies are administered by the Foreign Exchange Administration, an arm of Bank Negara Malaysia (“BNM”), the central bank of Malaysia. The foreign exchange policies monitor and regulate both residents and non-residents. Under the current Foreign Exchange Administration rules issued by BNM, non-residents are free to repatriate any amount of funds from Malaysia in foreign currency other than the currency of Israel at any time (subject to limited exceptions), including capital, divestment proceeds, profits, dividends, rental, fees and interest arising from investment in Malaysia, subject to any withholding tax. In the event BNM or any other country where we operate introduces any restrictions in the future, we may be affected in our ability to repatriate dividends or other payments from our subsidiaries in Malaysia or in such other countries. Since we are a holding company and rely principally on dividends and other payments from our subsidiaries for our cash requirements, any restrictions on such dividends or other payments could materially and adversely affect our liquidity, financial condition and results of operations.

Economic, market and political developments in the countries where we operate could have a material and adverse effect on our business.

As with all organizations that seek to reduce business risks via geographical expansion, the economic, market and political conditions in other countries, particularly emerging market conditions in Southeast Asia, could have an influence on our business. Any widespread global financial instability or a significant loss of investor confidence in emerging market economies may materially and adversely affect our business, financial condition, results of operations, prospects or reputation.

Examples of such external factors or conditions that are outside our control include, but are not limited to the following:

●	general economic, political and social conditions in Southeast Asian markets;

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●	consumer spending patterns in our key markets;

●	currency and interest rate fluctuations;

●	international events and circumstances such as wars, terrorist attacks, natural disasters and political instability; and

●	changes in legal regimes and governmental regulations, such as licensing and approvals, taxation, duties and tariffs, in key markets and abroad.

For example, the global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and the global economy has continued to face new challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States. For example, in 2013, the Federal Reserve Bank in the United States announced the tapering of its bond-buying program which led to a high degree of volatility in equity markets and substantial devaluations in the currencies of many emerging economies, including markets where we operate. Economic conditions in the countries where we operate might be sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in emerging markets. Furthermore, the outbreak of coronavirus disease 2019 was first reported in December 2019 in Wuhan, China. As at June 30, 2020, the extent to which the coronavirus may impact the global economy is uncertain.

Management and Governance Risks

As a “controlled company” under the [NASDAQ Market Rules /NYSE Listed Company Manual], we may be exempt from certain corporate governance requirements that could adversely affect our public shareholders.

Immediately prior to the completion of this offering, Mr. How Kok Choong, our founder, chief executive officer, chairman of the board of Directors, Director and secretary, will beneficially own approximately 68% of our common stocks. Upon the completion of this offering, Mr. How will own more than [*]% of our total voting power of our total issued and outstanding share capital. As a result, Mr. How will have considerable decisive influence over matters requiring shareholders’ approval, including the election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control may limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our common stocks may view as beneficial.

Risks Related to our Common Stock and this Offering

Volatility in our shares price may subject us to securities litigation.

The market for our shares may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

We may never be able to pay dividends and are unlikely to do so.

To date, we have not paid, nor do we intend to pay in the foreseeable future, dividends on our common stock, even if we become profitable. Earnings, if any, are expected to be used to advance our activities and for working capital and general corporate purposes, rather than to make distributions to stockholders. Since we are not in a financial position to pay dividends on our common stock and future dividends are not presently being contemplated, investors are advised that return on investment in our common stock is restricted to an appreciation in the share price. The potential or likelihood of an increase in share price is uncertain.

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In addition, under Nevada law, we may only pay dividends subject to our ability to service our debts as they become due and provided that our assets will exceed our liabilities after the dividend. Our ability to pay dividends will therefore depend on our ability to generate sufficient profits. Furthermore, because of the various rules applicable to our operations in Malaysia and the regulations on foreign investments as well as the applicable tax law, we may be subject to further limitations on our ability to declare and pay dividends to our shareholders.

Shareholders may be diluted significantly through our efforts to obtain financing and satisfy obligations through the issuance of securities.

Wherever possible, our board of directors will attempt to use non-cash consideration to satisfy obligations. In many instances, we believe that the non-cash consideration will consist of shares of our common stock, warrants to purchase shares of our common stock or other securities. In the future, we may issue our authorized but previously unissued equity securities, resulting in the dilution of the ownership interests of our stockholders. We are authorized to issue an aggregate of 1,000,000,000 shares of common stock and 200,000,000 shares of preferred stock. We may issue additional shares of our common stock or other securities that are convertible into or exercisable for our common stock in connection with hiring or retaining employees, future acquisitions, future sales of our securities for capital raising purposes, or for other business purposes. The future issuance of any such additional shares of our common stock may create downward pressure on the trading price of the common stock. We expect we will need to raise additional capital in the near future to meet our working capital needs, and there can be no assurance that we will not be required to issue additional shares, warrants or other convertible securities in the future in conjunction with these capital raising efforts, including at a price (or exercise prices) below the price you paid for your stock.

We are an “emerging growth company” under the JOBS Act of 2012, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. An “emerging growth company” can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to follow the extended transition period, and as a result, we will delay adoption of certain new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.

We are a “smaller reporting company,” and we cannot be certain if the reduced disclosure requirements applicable to smaller reporting companies will make our common stock less attractive to investors.

We are currently a “smaller reporting company”, meaning that we are not an investment company, an asset- backed issuer, or a majority-owned subsidiary of a parent company that is not a smaller reporting company and have a non-affiliated public float of less than $75.0 million and annual revenues of less than $50.0 million during the most recently completed fiscal year. In the event that we are still considered a “smaller reporting company,” at such time as we cease being an “emerging growth company,” we will be required to provide additional disclosure in our SEC filings. However, similar to an “emerging growth companies”, “smaller reporting companies” are able to provide simplified executive compensation disclosures in their filings; are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting; and have certain other decreased disclosure obligations in their SEC filings, including, among other things, only being required to provide two years of audited financial statements in annual reports. Decreased disclosures in our SEC filings due to our status as a “smaller reporting company” may make it harder for investors to analyze our results of operations and financial prospects.

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We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon consummation of this offering, we will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and [NASDAQ/NYSE], impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this Offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stocks that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We may not maintain our listing on [NASDAQ/NYSE] which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

We plan to apply to list our common stocks on [NASDAQ/NYSE]. Even if our common stock is approved to be listed on [NASDAQ/NYSE], we cannot assure you that our common stocks will continue to be listed on [NASDAQ/NYSE] in the future. In order to continue listing our securities on [NASDAQ/NYSE], we must maintain certain financial, distribution and share price levels. Moreover, we must comply with certain listing standards regarding the independence of our board of directors and members of our audit committee. We intend to fully comply with these requirements, but we may not continue to be able to meet these requirements in the future.

If [NASDAQ/NYSE] delists our securities from trading on its exchange and we are not able to list our securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity for our securities;

●	a determination that our common stock is a “penny stock” which will require brokers trading in our common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our common stock will be listed on [NASDAQ/NYSE], such securities will be covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Furthermore, if we were no longer listed on [NASDAQ/NYSE], our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, including, without limitation, in the sections captioned “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Plan of Operations”, and “Business”. Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	Our goals and strategies;

●	Our future business development, financial conditions and results of operations;

●	Our expectations regarding demand for and market acceptance of our products and services;

●	Our ability to attract and retain management;

●	Our ability to raise capital when needed and on acceptable terms and conditions;

●	The intensity of competition;

●	General economic conditions;

●	Changes in regulations;

●	Relevant government policies and regulations relating to our industry;

●	Whether the market for healthcare services continues to grow, and, if it does, the pace at which it may grow;

●	Our ability to compete against large competitors in a rapidly changing market; and

●	Our ability to comply with the continued listing standards on the exchange or trading market on which our common stock is listed for trading.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and other sections in this prospectus. You should thoroughly read this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from private publications. Statistical data in these publications also include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of our common stocks. In addition, the rapidly changing nature of the health and wellness industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

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USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $      million, [or approximately $      million if the underwriter exercises its over-allotment option in full], after deducting underwriting discounts and the estimated offering expenses payable by us.

The primary purposes of this offering are to create a public market of our shares for the benefit of all shareholders, retain talented employees, and obtain additional capital. We plan to use the net proceeds of this offering as follows:

●	approximately [*]% for strengthening sales and marketing of our products and services, including further development and promotion of our e-trading platform;

●	approximately [*]% for research and development, including further research on enhancements of components in our current product offerings which we can then submit to suppliers as feedback for future products;

●	approximately [*]% for expanding operations into US markets, including collaborations with US companies in terms of product R&D and expansion of e-commerce operations to target US consumers;

●	approximately [*]% for future vertical integration, including investments into production resources allowing us to produce our own products, ensuring supply and quality while reducing costs; and

●	the remainder for working capital and general corporate purposes, including future capital expenditures and increasing our liquidity.

The amounts and timing of our actual expenditures will depend on numerous factors, including the factors described under “Risk Factors.” The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

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DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends to holders of our common stock in the foreseeable future.

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CAPITALIZATION

The following table describes our cash and our capitalization as of March 31, 2020:

●	on an actual basis; and

●	on an as adjusted basis to reflect our receipt of the net proceeds from this offering after deducting the underwriting commissions and estimated offering expenses payable by us.

The as adjusted information below is illustrative only and our capitalization following the completion of this offering is subject to adjustment based on the public offering price of our common stock and other terms of this offering determined at pricing. In addition, except for the last column in the first table below, the tables below assume that the underwriter’s over-allotment option has not been exercised. You should read this capitalization table together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information included elsewhere in this prospectus.

	Actual	Pro Forma Adjusted for IPO(1) (2)			Pro Forma Adjusted for IPO including Over- allotment(3)
Equity:
Preferred stock, $0.0001 par value; 200,000,000 shares authorized; no shares issued and outstanding, actual and as adjusted	$-	$	[*	]	$	[*	]
Common stock, $0.0001 par value; 1,000,000,000 shares authorized; 376,275,500 issued and outstanding, as adjusted	37,628		[*	]		[*	]
Additional paid in capital	5,293,082		[*	]		[*	]
Accumulated deficit	(1,320,959)		[*	]		[*	]
Accumulated other comprehensive income	17,555		[*	]		[*	]
Total shareholders’ equity	$4,027,306	$	[*	]	$	[*	]

(1) Gives effect to the sale of common stocks at a public offering price of $[*] per share and to reflect the application of the proceeds after deducting our estimated offering expenses.

(2) Pro forma adjusted for IPO additional paid in capital reflects the net proceeds we expect to receive, after deducting the underwriter commission ([*]%), non-accountable underwriter expense allowance ([*]%) and other expenses (all the accountable expenses). We expect to receive net proceeds of $[*] (approximately $[*] million offering, less underwriting fee of $[*] and offering expenses of $[*]). For an itemization of an estimation of the total offering expenses, see “Item 13. Other Expenses of issuance and Distribution” beginning on page II-1 of this prospectus.

[(3) Pro forma adjusted for IPO additional paid in capital including the Underwriter’s over-allotment option reflects the net proceeds we expect to receive after the Under exercise the over-allotment option in full and after deducting the underwriter commission ([*]%), non-accountable underwriter expense allowance ([*]%) and other expenses (all the accountable expenses). We expect to receive net proceeds of $[*] (approximately $[*] million offering, less underwriting fee of $[*] and offering expenses of $[*]). For an itemization of an estimation of the total offering expenses, see “Item 13. Other Expenses of issuance and Distribution” beginning on page II-1 of this prospectus.]

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DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock immediately after this offering.

Dilution results from the fact that the per share offering price is substantially in excess of the book value per share of common stock attributable to the existing shareholders for our presently outstanding shares of common stock. Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of our common stock outstanding. Our historical net tangible book value as of March 31, 2020, was $4,251,286, or $0.01 per share.

Our post offering as adjusted net tangible book value, which gives effect to receipt of the net proceeds from the offering and issuance of additional shares in the offering, but does not take into consideration any other changes in our net tangible book value after December 31, 2019, will be approximately $[*] or approximately $[*] per share. This would result in dilution to investors in this offering of approximately $[*] per share or approximately [*]% from the assumed offering price of $[*] per share. Net tangible book value per share would increase to the benefit of present shareholders by $[*] per share attributable to the purchase of the shares by investors in this offering.

The following table sets forth the estimated net tangible book value per share after the offering and the dilution to persons purchasing shares.

	Offering(1)	Full Over- allotment Post-offering(2)
Assumed offering price per common stock	$	$
Net tangible book value per common stock as of December 31, 2019	$	$
Increase in net tangible book value per share after this offering	$	$
Net tangible book value per common stock after the offering	$	$
Dilution per common stock to new investors	$	$

(1)	Assumes gross proceeds from offering of [*] common stock.
(2)	[Assumes gross proceeds from offering of [*] common stock, if over-allotment option is exercised in full.]

The following chart illustrates our pro forma proportionate ownership, upon completion of the offering, by present shareholders and investors in this offering, compared to the relative amounts paid by each. The charts reflect payment by present shareholders as of the date the consideration was received and by investors in this offering at the offering price without deduction of the estimated underwriting commissions and our estimated offering expenses. The charts further assume no changes in net tangible book value other than those resulting from the offering.

	Shares Purchased			Total Consideration			Average Price
	Number	Percentage		Amount	Percentage		Per Share
New investors(1)			%	$		%	$
Existing shareholders			%	$		%	$
Total		100%		$	100%		$

(1)	Assuming the offering is fully subscribed.

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SELECTED CONSOLIDATED FINANCIAL DATA

AGAPE ATP CORPORATION

The following table presents selected consolidated financial data for the periods and at the dates indicated. The unaudited condensed consolidated financial statements for the three months ended March 31, 2020 and 2019 have been prepared on the same basis as our audited consolidated financial statements for the years ended June 30, 2019 and 2018. The unaudited condensed financial statements include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair representation of our financial position and operating results for the periods presented. The selected consolidated statements of operations data for the six months ended December 31, 2019 and 2018 and for the years ended June 30, 2019 and 2018, and the selected consolidated balance sheet data as of December 31, 2019, June 30, 2019 and December 31, 2018 have been derived from our audited consolidated financial statements, included elsewhere in this prospectus. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period, and our results for any interim period are not necessarily indicative of the results expected for a full fiscal year.

You should read the following financial information together with the information under “Agape ATP Corporation Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

Consolidated Statements of Operations Data:

	For the Three Months Ended March 31,
	2020	2019
	(Unaudited)	(Unaudited)
Revenue – related party	$-	$464,297
Cost of revenue		(420,178)
Gross profit	-	44,119
Selling, general and administrative expenses	(159,516)	(28,226)
Income (loss) from operations	(159,516)	15,893
Other income (expenses), net	(72,234)	48,357
Benefit for income taxes	-	6,965
Net income (loss)	(231,750)	71,215
Other comprehensive income (loss)	7,770	(3,197)
Comprehensive income (loss)	$(223,980)	$68,018
Earnings (loss) per share – (basic and diluted)	$0.00	$0.00
Weighted average number of common shares outstanding (basic and diluted)	376,275,500	376,275,500

	For the Six Months Ended		For the Years Ended
	December 31,		June 30,
	2019	2018	2019	2018
		(Unaudited)
Revenue – related party	$429,362	$685,288	$1,546,057	$487,005
Cost of revenue	(383,479)	(619,355)	(1,436,705)	(441,409)
Gross profit	45,883	65,933	109,352	45,596
Selling, general and administrative expenses	(312,270)	(63,068)	(240,522)	(279,682)
Income (loss) from operations	(266,387)	2,865	(131,170)	(234,086)
Other income (expenses), net	(72,544)	(138,346)	(388,472)	109,146
Provision for income taxes	-	(6,965)	-	(5,334)
Net loss	(338,931)	(142,446)	(519,642)	(130,274)
Other comprehensive income (loss)	9,864	(1)	1,214	(1,293)
Comprehensive loss	$(329,067)	$(142,447)	$(518,428)	$(131,567)
Earnings (loss) per share - (basic and diluted)	$0.00	$0.00	$0.00	$0.00
Weighted average number of common shares outstanding (basic and diluted)	376,275,500	376,275,500	376,275,500	373,017,955

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Consolidated Balance Sheets Data:

	As of
	March 31, 2020	December 31, 2019	June 30, 2019	December 31, 2018
	(Unaudited)			(Unaudited)
Current assets	$4,075,063	$3,536,653	$3,791,470	$3,962,986
Total assets	$4,124,765	$4,335,274	$4,651,755	$5,198,181
Current liabilities	$97,459	$83,988	$71,402	$241,847
Total liabilities	$97,459	$83,988	$71,402	$241,847
Total equity	$4,027,306	$4,251,286	$4,580,353	$4,956,334

AGAPE SUPERIOR LIVING SDN. BHD.

The following table presents selected ASL’s consolidated financial data for the periods and at the dates indicated. The unaudited condensed consolidated financial statements for the three months ended March 31, 2020 and 2019 have been prepared on the same basis as ASL’s audited consolidated financial statements for the years ended December 31, 2019 and 2018. The unaudited condensed financial statements include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair representation of our financial position and operating results for the periods presented. The selected ASL’s consolidated statements of operations data for the years ended December 31, 2019 and 2018, and the selected consolidated balance sheet data as of December 31, 2019, and December 31, 2018 have been derived from ASL’s audited consolidated financial statements, included elsewhere in this prospectus. ASL’s historical results for any prior period are not necessarily indicative of results to be expected in any future period, and ASL’s results for any interim period are not necessarily indicative of the results expected for a full fiscal year.

You should read the following financial information together with the information under “Agape Superior Living Sdn. Bhd. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and ASL’s consolidated financial statements and the related notes included elsewhere in this prospectus.

Consolidated Statements of Operations Data:

	For the Three Months Ended		For the Years Ended
	March 31,		December 31,
	2020	2019	2019	2018
	(Unaudited)	(Unaudited)
Revenue	$1,241,252	$1,214,600	$4,139,359	$14,393,762
Cost of revenue	111,489	203,838	857,250	2,391,597
Gross profit	1,129,763	1,010,762	3,282,109	12,002,165
Operating expenses	884,767	1,315,346	4,678,023	9,468,890
Income (loss) from operations	244,996	(304,584)	(1,395,914)	2,533,275
Other income (expenses), net	3,413	(4,773)	24,196	46,184
Provision for (benefits of) income taxes	50,833	(57,232)	(312,224)	597,548
Net income (loss)	197,576	(252,125)	(1,059,494)	1,981,911
Other comprehensive income (loss)	(101,171)	2,460	(5,471)	2,460
Comprehensive income (loss)	$96,405	$(249,665)	$(1,064,965)	$1,984,371
Earnings (loss) per share - (basic and diluted)	$0.02	$(0.17)	$(0.57)	$1.32
Weighted average number of common shares outstanding (basic and diluted)	9,590,598	1,500,000	1,854,656	1,500,000

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Consolidated Balance Sheets Data:

	As of
	March 31, 2020	December 31, 2019	December 31, 2018
	(Unaudited)
Current assets	$3,600,792	$3,519,187	$2,717,559
Total assets	$4,105,376	$4,126,180	$3,158,206
Current liabilities	$2,301,330	$2,418,539	$2,343,970
Total liabilities	$2,301,330	$2,418,539	$2,362,871
Total equity	$1,804,046	$1,707,641	$795,335

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial statements give effect to the Business Combination under the acquisition method of accounting in accordance with Financial Accounting Standards Board (FASB) Accounting Standard Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”). The Business Combination will be accounted for as acquisition of business under common control at carrying value in accordance with accounting principles generally accepted in the United States of America.

The historical consolidated financial information has been adjusted in these unaudited pro forma condensed combined financial statements to give effect to pro forma events that are directly attributable to the Business Combination. The unaudited pro forma condensed combined balance sheet is based on the historical consolidated balance sheet of AAPT and the historical consolidated balance sheet of ASL, each of which is included elsewhere in this prospectus, and in each case as of March 31, 2020 and has been prepared to reflect the Business Combination as if they occurred on March 31, 2020. The unaudited pro forma condensed combined statements of operations and comprehensive loss for the three months ended March 31, 2020 and for the year ended December 31, 2019, each of which is included elsewhere in this prospectus, combine the historical results of operations of AATP and ASL for those periods, giving effect to the Business Combination as if they occurred on January 1, 2019.

These unaudited pro forma condensed combined financial statements are for informational purposes only. They do not purport to indicate the results that would actually have been obtained had the Business Combination and the proposed related financing transactions been completed on the assumed date or for the periods presented, or which may be realized in the future. The pro forma adjustments are based on the information currently available and the assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial statements below should be read in conjunction with the sections entitled “Agape ATP Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Agape Superior Living Sdn. Bhd. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and notes thereto of AATP and ASL included elsewhere in this prospectus.

32

AGAPE ATP CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of March 31, 2020

		Agape Superior
	Agape ATP Corporation	Living Sdn. Bhd.	Pro Forma Adjustments	Note	Pro Forma Combined
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$2,588,207	$1,206,493	$-		$3,794,700
Accounts receivable - related party	523,141	-	(523,141)	(b)	-
Other receivables	-	33,210	-		33,210
Other receivables - related parties	-	219,121	-		219,121
Inventories	-	616,880	(26,635)	(c)	590,245
Amount due from a related party	2,227	-	-		2,227
Prepaid taxes	-	1,206,821	-		1,206,821
Prepayments and deposits	304,993	318,267	-		623,260
Amount due from a director	656,495	-	(656,495)	(a)	-
Total current assets	4,075,063	3,600,792	(1,206,271)		6,469,584

OTHER ASSETS
Property and equipment, net	-	325,648	-		325,648
Intangible assets, net	-	6,686	-		6,686
Investment in marketable securities	48,202	-	-		48,202
Investment in non-marketable securities	1,500	-	-		1,500
Deferred taxes asset, net	-	172,250	-		172,250
Total other assets	49,702	504,584	-		554,286

TOTAL ASSETS	$4,124,765	$4,105,376	$(1,206,271)		$7,023,870

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable - related party	$-	$491,628	$(491,628)	(b)	$-
Customer deposits	-	1,600,606	-		1,600,606
Other payables and accrued liabilities	97,459	209,096	-		306,555
Total current liabilities	97,459	2,301,330	(491,628)		1,907,161

TOTAL LIABILITIES	97,459	2,301,330	(491,628)		1,907,161

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY
Preferred stock, $0.0001 par value; 200,000,000 shares authorized; None issued and outstanding	-	-	-		-
Common stock, par value $0.0001; 1,000,000,000 shares authorized, 376,452,047 shares issued and outstanding	37,628	-	17	(a)	37,645
Ordinary shares, no par value, 9,590,598 shares issued and outstanding	-	2,372,008	(2,372,008)	(a)	-
Additional paid-in capital	5,293,082	-	1,147,534	(a)	6,440,616
Accumulated deficit	(1,320,959)	(542,428)	542,428	(a)	(1,347,594)
			(26,635)	(c)
Accumulated other comprehensive income (loss)	17,555	(25,534)	25,534	(a)	(13,958)
			(31,513)	(b)
TOTAL STOCKHOLDERS’ EQUITY	4,027,306	1,804,046	(714,643)		5,116,709

TOTAL STOCKHOLDERS’ EQUITY AND LIABILITIES	$4,124,765	$4,105,376	$(1,206,271)		$7,023,870

33

AGAPE ATP CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

For the Three Months Ended March 31, 2020

		Agape Superior
	Agape ATP Corporation	Living Sdn. Bhd.	Pro Forma Adjustments	Note	Pro Forma Combined

REVENUE	$-	$1,241,252	$-		$1,241,252

COST OF REVENUE	-	(111,489)	11,636	(a)	(99,853)

GROSS PROFIT	-	1,129,763	11,636	(a)	1,141,399

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	(159,516)	(884,767)	-		(1,044,283)

(LOSS) INCOME FROM OPERATIONS	(159,516)	244,996	11,636		97,116

TOTAL OTHER INCOME (EXPENSES), NET	(72,234)	3,413	-		(68,821)

NET LOSS (INCOME) BEFORE INCOME TAXES	(231,750)	248,409	11,636		28,295

PROVISION FOR INCOME TAXES	-	(50,833)	-		(50,833)

NET (LOSS) INCOME	(231,750)	197,576	11,636		(22,538)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	7,770	(101,171)	-		(93,401)

COMPREHENSIVE (LOSS) INCOME	$(223,980)	$96,405	$11,636		$(115,939)

(LOSS) EARNINGS PER SHARE
Basic and diluted	$0.00	$1.12			$0.00

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
Basic and diluted	376,275,500	176,547			376,452,047

34

AGAPE ATP CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

For the Year Ended December 31, 2019

		Agape Superior
	Agape ATP Corporation	Living Sdn. Bhd.	Pro Forma Adjustments	Note	Pro Forma Combined

REVENUE	$-	$4,139,359	$-		$4,139,359
REVENUE - INTERCOMPANY	1,290,131	-	(1,290,131)	(a)	-

COST OF REVENUE	(1,200,829)	(857,250)	1,251,860	(a)	(806,219)

GROSS PROFIT	89,302	3,282,109	(38,271)	(a)	3,333,140

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	(489,724)	(4,678,023)	-		(5,167,747)

LOSS FROM OPERATIONS	(400,422)	(1,395,914)	(38,271)		(1,834,607)

TOTAL OTHER INCOME (EXPENSES), NET	(322,670)	24,196	-		(298,474)

LOSS BEFORE INCOME TAXES	(723,092)	(1,371,718)	(38,271)		(2,133,081)

BENEFIT FOR INCOME TAXES	6,965	312,224	-		319,189

NET LOSS	(716,127)	(1,059,494)	(38,271)		(1,813,892)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	11,079	(5,471)	-		5,608

COMPREHENSIVE LOSS	$(705,048)	$(1,064,965)	$(38,271)		$(1,808,284)

LOSS PER SHARE
Basic and diluted	$0.00	$(6.00)			$0.00

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
Basic and diluted	376,275,500	176,547			376,452,047

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Note 1 — Description of Transactions

On May 8, 2020, Agape ATP Corporation (“AATP” or the “Company”) entered into a Share Exchange Agreement with Mr. How Kok Choong, CEO and director of the Company to acquire 9,590,596 ordinary shares, no par value, equivalent to approximately 99.99% of the equity interest in Agape Superior Living Sdn Bhd (“ASL”), an entity incorporated in Malaysia for $1,714,003 (the “Business Combination”). The purchase consideration represented the net asset carrying value of the ASL as of March 31, 2020 from its internal financial statements. The payment, net of the amount due from Mr. How Kok Choong of $656,495 as of March 31, 2020 arising from the purchase of the Company’s non-marketable security, will be satisfied together with the issuance of 162,694 shares of the Company’s common stock. Upon completion, the number of shares of common stock of the Company will be increased from 376,275,500 to 376,438,194, equivalent to approximately 0.0432% increase of the total issued and outstanding common stock of the Company after the issuance of the additional shares, which was valued at $1,057,508 based on the closing price of $6.50 of the Company at March 31, 2020.

In June 2020, ASL made certain adjustments to its March 31, 2020 financial statements. As a result, the net assets carrying value increased by $90,043. On July 1, 2020, the Company entered into a supplemental agreement share exchange agreement to the May 8, 2020 Share Exchange Agreement with Mr. How Kok Choong, CEO of the Company, to issue additional 13,853 shares of the Company, which was valued at $90,043 based on the closing price of $6.50 of the Company at March 31, 2020. Upon completion of the additional allotment and issuance of common stock, the number of shares of common stock of the Company will be increased from 376,275,500 to 376,452,047, equivalent to approximately 0.0469% of the total issued and outstanding shares in the Company after the issuance of the Shares, which is valued at $1,147,551 based on the closing price of $6.50 of the Company as quoted on the OTC Market on March 31, 2020.

Note 2 — Basis of Presentation

The unaudited pro forma condensed combined financial statements give effect to the Business Combination under the acquisition method of accounting in accordance with Financial Accounting Standards Board (FASB) Accounting Standard Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”). The Business Combination will be accounted for as acquisition of business under common control at carrying value in accordance with accounting principles generally accepted in the United States of America.

The unaudited pro forma condensed combined balance sheet as of March 31, 2020 was derived from the Company’s unaudited consolidated balance sheet, and ASL’s unaudited balance sheet, as of March 31, 2020. The unaudited pro forma condensed combined balance sheet as of March 31, 2020 assumes that the Business Combination were completed on March 31, 2020.

The unaudited pro forma condensed combined statement of operations and comprehensive loss information for the three months ended March 31, 2020 was derived from the Company’s unaudited consolidated statement of operations and comprehensive loss and ASL’s unaudited statements of operations and comprehensive loss for the three months ended March 31, 2020. The unaudited pro forma condensed combined statement of operations and comprehensive loss information for the year ended December 31, 2019 was derived from the Company’s unaudited consolidated statement of operations and comprehensive loss and ASL’s audited consolidated statement of operations and comprehensive loss for the year ended December 31, 2019 and gives pro forma effect to the Business Combination as if they had occurred on January 1, 2019.

Note 3 — Notes and Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The pro forma adjustments to the unaudited pro forma condensed combined balance sheet consist of the following:

(a)	Reflects the transaction effect the acquisition of 9,590,596 ordinary shares of Agape Superior Living Sdn. Bhd. (“ASL”) with total consideration of $1,804,046 (approximately MYR 7.8 million), of which, $656,495 (approximately MYR 2.8 million) to be offset with receivable from Mr. How Kok Choong, the CEO and director of AATP and 176,547 shares of common stock of AATP to be issued determined using the closing price of AATP on March 31, 2020 at $6.5 per share, valued at $1,147,551.

(b)	Reflects the elimination of intercompany receivable and payable balances.

(c)	Reflects the elimination of intercompany gross profit generated from sales of AATP to ASL remained at ASL inventories.

Note 4 — Notes and Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations and Comprehensive Loss

The pro forma adjustments to the unaudited pro forma condensed combined statements of operations and comprehensive loss consist of the following:

(a)	Reflects the elimination of intercompany gross profit generated from sales of AATP to ASL

36

AGAPE ATP CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section headed “Selected Consolidated Financial and Operating Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Company Overview

Agape ATP Corporation, a Nevada corporation (“the Company”) was incorporated under the laws of the State of Nevada on June 1, 2016.

Agape ATP Corporation operates through its wholly owned subsidiary, Agape ATP Corporation, a Company organized in Labuan, Malaysia.

Agape ATP Corporation, incorporated in Labuan, Malaysia, is an investment holding company with 100% equity interest in Agape ATP International Holding Limited, a company incorporated in Hong Kong.

We are a provider of health and wellness products and advisory services in the Malaysian market. We pursue our mission of “helping people to create health and wealth” by providing a financially rewarding business opportunity to distributors and quality products to distributors and customers who seek a healthy lifestyle. We believe the quality of our products coupled with the effectiveness of our distribution network have been the primary reasons for our success and will allow us to pursue future business expansion. In order to further our supply chain, on May 8, 2020, we acquired 99.99% of Agape Superior Living Sdn Bhd, with the aim of securing an established network marketing sales channel that has been in existence in Malaysia for the past 15 years.

We offer three series of products: ATP Zeta Health Program, ÉNERGÉTIQUE and BEAUNIQUE. Our ATP Zeta Health Program is a health program designed to assist in the elimination of various diseases caused by environmental pollutants, unhealthy dietary intake and unhealthy lifestyles. The program aims to promote improved health and longevity in our customers through a combination of modern health supplements, proper nutrition and advice from skilled dieticians. Our ÉNERGÉTIQUE series aims to provide a total dermal solution for healthy skin beginning from the cellular level. The series is comprised of the Energy Mask series, Hyaluronic Acid and Mousse Facial Cleanser. Our BEAUNIQUE product series focuses on the research of our diet’s impact on modifying gene expressions in order to address genetic variations and deliver a personalized nutrigenomic solution for every individual.

Results of Operations

For the three months ended March 31, 2020 and 2019

Revenue

The COVID-19 outbreak in the first quarter of 2020 has caused disruptions in the economic landscape all around the world with different countries imposing sporadic lockdowns, some of which became nationwide at different points in time. Our products originate from the United States, Germany, Australia and Taiwan. As a result, the Company was unable to obtain deliveries of its purchases as a result of the lockdowns. The Company, therefore did not generate any revenue for the three months ended March 31, 2020.

For the three months ended March 31, 2019, the Company generated revenue of $464,297. Our revenues were mainly derived from the sale of health and wellness products.

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Cost of Revenue

As explained in revenue above, cost of revenue for the three months ended March 31, 2020 was nil. Cost of revenue for the three months ended March 31, 2019 was $420,178. The costs were predominantly cost of goods purchased and packing materials.

Gross Profit

The Company did not generate any gross profit for the three months ended March 31, 2020. Gross profit for the three months ended March 31, 2019 amounted to $44,119, equivalent to gross margin of approximately 9.5%.

Operating Expenses

Selling, general and administrative (“SG&A”) expenses for the three months ended March 31, 2020 amounted to $159,516 as compared to $28,226 for the three months ended March 31, 2019. The amount mainly comprised of rental of office premises, travelling, licensing and professional fees which includes legal, audit, accounting and consulting services. The increase of SG&A expenses of $131,290 or approximately 465.1% are mainly due to the increase of professional fees of $102,043, since we have recently hired new professional firms located in the U.S. and Hong Kong, including legal counsel, auditor, and financial reporting consultant, to strengthen our current Securities and Exchange Commission (“SEC”) listing, as compared to the three months ended March 31, 2019, when we were using local professional firms in Malaysia. Professional fee incurred by the U.S. and Hong Kong firms are generally higher than the professional fees incurred by the Malaysia firms. The increase of SG&A was also due to the increase of $27,396 of travelling expenses for our CEO for potential business development.

Other Income (Expenses)

For the three months ended March 31, 2020, we recorded an amount of $72,234 as other expenses, net as compared to $48,357 other income, net for the three months ended March 31, 2019. The net other expenses of $72,234 incurred during the three months ended March 31, 2020 comprised interest income of $18,129 and net foreign currency translation loss of $74,618, unrealized holding loss on marketable securities of $18,538 and rebate from sundry purchases of $2,793.

The net other income of $48,357 incurred during the three months ended March 31, 2019 comprised interest income of $23,921 and net foreign currency translation gain of $34,012, $26,085 on share of loss in investee company from our equity investment and $16,509 on gain on deemed disposal of shares in the investee company.

Net Profit (Loss)

The Company sustained net loss of $231,750 for the three months ended March 31, 2020. The loss sustained was predominantly due to reasons discussed above.

The Company generated net profit of $71,215 for the three months ended March 31, 2019.

The net profit reported for the three months ended March 31, 2019 was due to revenue generated while in the same period of fiscal year 2020 there was zero revenue. SG&A expenses of the Company in the three months ended March 31, 2019 were also relatively lower as explained in operating expenses above. In addition, there were contributions from other income, net as compared to other expenses, net in the same period in fiscal year 2020. For the three months ended March 31, 2019, there was also a write-back of tax provision of $6,965. The tax provision for the Company’s subsidiary in Hong Kong was not required as the tax regime in Hong Kong exempts taxation on business profits derived outside the Special Administrative Region.

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For the six months ended December 31, 2019 and 2018

Revenue

The Company generated revenue of $429,362 for the six months ended December 31, 2019 as compared to $685,288 for the six months ended December 31, 2018. The revenues were mainly derived from the sale of health and wellness products. The decrease in revenue mainly due to lower demand from our related party customer, whom spent less on marketing efforts to promote its products during the six months ended December 31, 2019 as compared to the same period in 2018.

Cost of Revenue

Cost of revenue for the six months ended December 31, 2019 amounted to $383,479 as compared to $619,355 for the six months ended December 31, 2018. The costs were predominantly cost of goods and packing materials. The decrease in cost of revenue was in line with the decease of revenues for the six months ended December 31, 2019 as compared to the same period in 2018.

Gross Profit

Gross profit for the six months ended December 31, 2019 amounted to $45,883 as compared to $65,933 for the six months ended December 31, 2018. Gross margin for the six months ended December 31, 2019 was approximately 10.7% as compared to approximately 9.6% for the six months ended December 31, 2018. The slightly increase of gross margin was mainly due to the slight increase of our selling price of our health and wellness products.

Operating Expenses

SG&A expenses for the six months ended December 31, 2019 amounted to $312,270 as compared to $63,068 for the six months ended December 31, 2018. The amount mainly comprised of rental of office premises, travelling, licensing and professional fees which includes legal, audit, accounting and consulting services. The increase of SG&A expenses of approximately $249,000, or 395.1%, are mainly due to the increase of professional fees of approximately $200,000, since we have recently hired new professional firms located in the U.S. and Hong Kong, including legal counsel, auditor, and financial reporting consultant, to strengthen our current SEC listing, as compared to the six months ended December 31, 2018, when we were using local professional firms in Malaysia. Professional fee incurred by the U.S. and Hong Kong firms are generally higher than the professional fee incurred by the Malaysia firms. The increase of SG&A was also due to the increase of approximately $32,000 of travelling expenses for our CEO for potential business development.

Other Income (Expenses)

For the six months ended December 31, 2019, we recorded an amount of $72,544 as other expenses, net as compared to $138,346 for the six months ended December 31, 2018. During the six months ended December 31, 2019, we recorded approximately $68,000 on unrealized holding loss on marketable securities upon the adoption of ASU 2016-01 on July 1, 2019. The net other expenses of $138,346 incurred during the six months ended December 31, 2018 comprised interest income of $43,000 and net foreign currency translation losses of $83,000 and approximately $98,000 on share of results of the investee company from our equity investment.

Net Loss

The Company sustained net loss of $338,931 and $142,446 for the six months ended December 31, 2019 and 2018 respectively. The losses sustained from both of the financial periods were predominantly due to reasons as discussed above.

For the years ended June 30, 2019 and 2018

Revenues

The Company generated revenue of $1,546,057 for the year ended June 30, 2019 as compared to $487,005 for the year ended June 30, 2018. The revenue is mainly derived from the sale of health and wellness products. The increase in revenue was mainly due to higher demand from our related party customer as the overall national economy in Malaysia has improved. The end users of our products, who purchase the products from our related party, have more to spend and increased their demand of using our health and wellness products during the year ended June 30, 2019, as compared to the same period in 2018. As a result, our related party has purchased more products from us.

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Cost of Revenue

Cost of revenue for the year ended June 30, 2019 amounted to $1,436,705 as compared to $441,409 for the year ended June 30, 2018. The cost mainly consists of cost of goods and packing materials. The increase in cost of revenue was in line with the increase of revenues for the year ended June 30, 2019, as compared to the same period in 2018.

Gross Profit

Gross profit for the year ended June 30, 2019 amounted to $109,352 as compared to $45,596 for the year ended June 30, 2018. Gross margin for the year ended June 30, 2019 was approximately 7.1% as compared to approximately 9.4% for the year ended Jun 30, 2018. The decrease of gross margin was mainly due to the increased of freight in cost of the product labels that we specifically ordered from Taiwan and sent to our manufacturing vendors in the U.S., Germany and Australia during the year ended June 30, 2019.

Operating Expenses

SG&A expenses for the year ended June 30, 2019 amounted to $240,522 as compared to $279,682 for the year ended June 30, 2018. The amount mainly comprised of rental of office premises, travelling, licensing and professional fees which includes legal, audit, accounting and consulting services. The decrease of SG&A expenses of approximately $39,000 or 14.0% are mainly due to the decrease of professional fees as we incurred more professional fees during the year ended June 30, 2018 throughout the initial public offerings (“IPO”) stage from July 1, 2017 until the completion of IPO in March 2018 as compared to the year ended June 30, 2019, when our professional fee were mainly incurred as a result of regular SEC compliance.

Other Income (Expenses)

For the year ended June 30, 2019, we recorded an amount of $388,472 as other expense, net as compared to $109,146 of other income, net generated. During the year ended June 30, 2019, we recorded an impairment loss in investments of approximately $367,000 and approximately $124,000 of equity investment loss from the investee company offset by approximately $86,000 of foreign currency translation gains. During the year ended June 30, 2018, we mainly derived our other income from the interest income earned through the time deposits placed with banks.

Net Loss

The Company incurred net loss of $519,642 and $130,274 for the years ended June 30, 2019 and 2018, respectively. The losses sustained from both of the financial periods were predominantly due to reasons as discussed above.

Liquidity and Capital Resources

On March 11, 2020, the World Health Organization or WHO declared the corona virus or COVID-19 a pandemic. In accordance with the recommendations of the WHO, Malaysia had imposed a nationwide lockdown via the government’s Movement Control Order (“MCO”) effective March 18, 2020. The MCO has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in Malaysia. On May 4, 2020, the MCO was lessen to a Conditional Movement Control Order (“CMCO”) where most business sectors were allowed to operate under strict rules and Standard Operating Procedures mandated by the government of Malaysia.

As the intermediary between our suppliers and our sole customer in Malaysia, the COVID-19 pandemic poses challenges to us at both sourcing and supplying our products. Our sole customer has confirmed that onward delivery of our products is via network marketing to end users who are also members of the Company that make up consistent demand of our products. In an effort to embrace globalization, the Company has also embarked on e-commerce. The Company has synched up with a Malaysian e-commerce trading platform, which will make its debut in the next three months to commence e-marketing and e-trading of its products to members, as well as online e-recruitment of new members. The Company is positive that its online e-recruitment service which capitalizes on a large number of followers of well-known key products influencers will dramatically increase the number of members most expediently with minimal cost, thereby increasing demand of our products. Considering our products are health supplements, we also expect impressive demand growth at a time when everyone’s health is at risk. This should translate into sustainable growth once awareness of the importance of health is created. In term of collectability of our accounts receivable from our sole customer, an entity in which our President and CEO has significant influence and is financially healthy, we believe the financial effect of our collection from our sole customer will not be impacted.

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Although some of the countries from which our products are sourced are experiencing lockdowns, industries involve in the provision of food especially health products and pharmaceuticals are normally exempted. We may experience slight delay in products delivery lead time but barring unforeseen circumstances, the setback should be temporary.

We anticipate operating primarily in Malaysia and expanding into the Asian markets in the future, with a particular focus, at least initially, on expanding into Thailand, Indonesia and Taiwan. We will explore expansion via e-commerce. When the pandemic has subsided or is over and restrictions on travelling between nations are uplifted, we will set up offices in the countries in which we operate to better service our customers.

Because of the uncertainty surrounding the COVID-19 outbreak, the financial impact related to the outbreak of and response to the coronavirus cannot be reasonably estimated at this time. There is no guarantee that our total revenues will grow or remain at the similar level year over year in the last two quarters of 2020.

As of March 31, 2020, we had working capital of $3,977,604 consisting of cash in bank of $135,436 and time deposit of $2,452,771 as compared to working capital of $3,452,665 consisting of cash in bank of $238,937 and time deposit of $2,505,520 as of December 31, 2019. In assessing our liquidity, we monitor and analyze our cash on-hand and our operating expenditure commitments. Our liquidity needs are to meet our working capital requirements and operating expenses obligations. We believe we will have sufficient liquidity to fund our working capital needs for the next 12 months.

The following summarizes the key components of our cash flows for the three months ended March 31, 2020, and 2019:

	For the three months ended
	March 31, 2020	March 31, 2019
	(Unaudited)	(Unaudited)
Net cash used in operating activities	$(230,431)	$(358,320)
Net cash provided by investing activities	70,173	-
Effect of exchange rate on cash and cash equivalents	4,008	(3,197)
Net change in cash and cash equivalents	$(156,250)	$(361,517)

The following summarizes the key components of our cash flows for the six months ended December 31, 2019 and 2018 and for the years ended June 30, 2019 and 2018:

	For the six months ended		For the years ended
	December 31, 2019	December 31, 2018	June 30, 2019	June 30, 2018
		(Unaudited)
Net cash used in operating activities	$(113,945)	$(76,591)	$(667,064)	$(347,977)
Net cash used in investing activities	-	(1,000)	(2,500)	(1,362,490)
Net cash provided by (used in) financing activities	-	(745)	(5,318)	2,930,267
Effect of exchange rate on cash and cash equivalents	815	(2)	1,214	(1,293)
Net change in cash and cash equivalents	$(113,130)	$(78,338)	$(673,668)	$1,218,507

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Operating activities

Net cash used in operating activities for the three months ended March 31, 2020 was $230,431and mainly comprised of net loss of $231,750, the increase in prepayments and deposits of $34,593, the decrease of accounts payable of $2,803, offset by the increase in other payables and accrued liabilities of $19,892, the non-cash expense on unrealized holding loss on marketable securities of $18,538.

Net cash used in operating activities for the three months ended March 31, 2019 was $358,320 and mainly comprised of net profit of $71,215, the increase in accounts receivable (including related party) of $188,736, the increase in prepayments and deposits of $100,029 and the decrease in customer deposits of $138,999, decrease in income taxes payable of $12,299, offset by the non-cash expense of loss from equity investment of $26,085 net with gain on deemed disposal of shares in Investee Company of $16,509.

Net cash used in operating activities for the six months ended December 31, 2019 was $113,945 and mainly comprised of net loss of $338,931, the increase of accounts receivable – related party of $85,602 and the decrease of accounts payable (including related party) of $32,308 offset by the non-cash expense on unrealized holding loss on marketable securities of $68,391, the decrease in prepayments and deposits of $229,638, and the increase in other payables and accrued liabilities of $44,867.

Net cash used in operating activities for the six months ended December 31, 2018 was $78,338 and mainly comprised of net loss of $142,466, the increase in prepayments and deposits of $245,128 and the decrease in other payables and accrued liabilities of $11,865 offset by the non-cash expense of share of result of investee company of $98,140 and the increase in customer deposit of $217,743.

Net cash used in operating activities for the year ended June 30, 2019 was $667,064 and mainly comprised of net loss of $519,642, the increase in account receivables – related party of $433,338, and the increase of prepayments and deposits of $233,394 offset by the non-cash expense of share of result of investee company of $124,225 and impairment in cost of investments of $366,834, the increase in accounts payable – related party of $35,145 and the increase in other payables and accrued liabilities of $11,825.

Net cash used in operating activities for the year ended June 30, 2018 was $347,977 and mainly comprised of net loss of $130,274 and the increase of prepayments and deposits of $264,941 offset by the non-cash expense of share of result of investee company of $30,155 and the increase in other payables and accrued liabilities of $11,749.

Investing activities

Net cash provided by investing activities for the three months ended March 31, 2020, was in respect of partial proceeds collected from the sale of our non-marketable securities.

There were no investing activities for the three months ended March 31, 2019.

There were no investing activities for the six months ended December 31, 2019.

Net cash used in investing activities for the six months ended December 31, 2018 was $1,000 which is due to the investment in financial assets.

Net cash used in investing activities for the year ended June 30, 2019 was $2,500 which is due to the investment in marketable and non-marketable securities.

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Net cash used in investing activities for the year ended June 30, 2018 was $1,362,490, which consists of $500,000 of investment in marketable securities and $862,490 of investment in investee company.

Financing activities

There were no financing activities for the three months ended March 31, 2020 and 2019.

There were no financing activities for the six months ended December 31, 2019.

Net cash used in financing activities for the six months ended December 31, 2018 was $745 which is due to the repayment to a related party.

Net cash used in financing activities for the year ended June 30, 2019 was $5,318 which is due to the repayment to a director.

Net cash provided by financing activities for the year ended June 30, 2018 was $2,930,267 which is mainly due to the proceed from sale of common stock of approximately $2.9 million.

Credit Facilities

We do not have any credit facilities or other access to bank credit.

Off-Balance Sheet Arrangements

As of March 31, 2020, we have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to our stockholders.

Critical accounting polices

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for doubtful accounts, allowance for deferred tax assets and uncertain tax position, and impairment of investment in non-marketable securities. Actual results could differ from these estimates.

Revenue recognition

On July 1, 2019, the Company adopted Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (ASC Topic 606) using the modified retrospective method for contracts that were not completed as of June 30, 2019. This did not result in an adjustment to the retained earnings upon adoption of this new guidance as the Company’s revenue was recognized based on the amount of consideration expected to receive in exchange for satisfying the performance obligations.

The core principle underlying the revenue recognition of this ASU allows the Company to recognize- revenue that represents the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer. The Company’s revenue streams are recognized at a point in time for the Company’s sale of health and wellness products.

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The ASU requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company accounts for a contract with a customer when the contract is committed in writing, the rights of the parties, including payment terms, are identified, the contract has commercial substance and consideration is probable of substantially collection.

Prior to July 1, 2019, the Company recognizes revenue from sales of goods when the following four revenue criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) selling price is fixed or determinable; and (4) collectability is reasonably assured. Revenue from supplies of health and wellness products is recognized when title and risk of loss are transferred and there are no continuing obligations to the customer. Title and the risks and rewards of ownership transfer to and accepted by the customer when the products are collected by the customer at the Company’s office. Revenue is recorded net of sales discounts, returns, allowances, and other adjustments that are based upon management’s best estimates and historical experience and are provided for in the same period as the related revenues are recorded.

The application of the five-step model to the revenue streams compared to the prior guidance did not result in significant changes in the way the Company records its revenue. Upon adoption on July 1, 2019, the Company evaluated its revenue recognition policy for all revenue streams within the scope of the ASU under previous standards and using the five-step model under the new guidance and confirmed that there were no differences in the pattern of revenue recognition.

Sales of Health and Wellness products

- Performance obligations satisfied at a point in time

On July 1, 2019, the Company derives its revenues from sales contracts with its customers with revenues being recognized when control of the health and wellness products are transferred to its customer at the Company’s office or shipment of the goods, which is generally similar to when its delivery has occurred prior to July 1, 2019. Such revenues are recognized at a point in time after all performance obligations are satisfied. The revenue is recorded net of estimated discounts and return allowances. Historically, there were no sales return as the Company’s products sold are not refundable, returnable or exchangeable.

Fair value of financial instruments

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.
●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

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Recent accounting pronouncements

The Company has reviewed all recently issued, but not yet effective, accounting pronouncements and do not believe the future adoption of such any pronouncements may be expected to cause a material impact on its financial condition or the results of its operations, as follow:

In July 2017, the FASB Issued ASU 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815). The amendments in Part I of the Update change the reclassification analysis of certain equity-lined financial instruments (or embedded features) with down round features. The amendments in Part II of this Update re-characterize the indefinite deferral of certain provisions of Topic 480 that now are presented as pending content in the Codification, to a scope exception. For public business entities, the amendments in Part I of this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. For all other entities, the amendments in Part I of this Update are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted for all entities, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The amendments in Part II of this Update do not require any transition guidance because those amendments do not have an accounting effect. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

In February 2018, the FASB issued ASU 2018-02, Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The amendments in this Update affect any entity that is required to apply the provisions of Topic 220, Income Statement – Reporting Comprehensive Income, and has items of other comprehensive income for which the related tax effects are presented in other comprehensive income as required by GAAP. The amendments in this Update are effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption of the amendments in this Update is permitted, including adoption in any interim period, (1) for public business entities for reporting periods for which financial statements have not yet been issued and (2) for all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments in this Update should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

In August 2018, the FASB has issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements of Fair Value Measurement. This amendment modifies the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in the Concepts Statement, including the consideration of costs and benefits, with the primary purpose to improve the effectiveness of disclosures in the notes to financial statements by facilitating clear communication of the information required by US GAAP. The amendments in this update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company is currently evaluating the impact of ASU 2018-13 will have on its consolidated financial statements.

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments—Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments— Credit Losses—Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. In November 2019, the FASB issued ASU No. 2019-10, which to update the effective date of ASU No. 2016-13 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standard. The new effective date for these preparers is for fiscal years beginning after December 15, 2022. ASU 2019-05 is effective for the Company for annual and interim reporting periods beginning January 1, 2023 as the Company is qualified as a smaller reporting company. The Company is currently evaluating the impact ASU 2019-05 may have on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01 to clarify the interaction of the accounting for equity securities under ASC 321 and investments accounted for under the equity method of accounting in ASC 323 and the accounting for certain forward contracts and purchased options accounted for under ASC 815. With respect to the interactions between ASC 321 and ASC 323, the amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting when applying the measurement alternative in ASC 321, immediately before applying or upon discontinuing the equity method of accounting. With respect to forward contracts or purchased options to purchase securities, the amendments clarify that when applying the guidance in ASC 815-10-15-141(a), an entity should not consider whether upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in ASC 323 or the fair value option in accordance with ASC 825. The ASU is effective for interim and annual reporting periods beginning after December 15, 2020. Early adoption is permitted, including adoption in any interim period. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

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AGAPE SUPERIOR LIVING SDN. BHD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND

RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with Agape Superior Living Sdn. Bhd.’s (“ASL” or the “Company”) consolidated financial statements and the notes to those financial statements appearing elsewhere in this Report.

Certain statements in this Report constitute forward-looking statements. These forward-looking statements include statements, which involve risks and uncertainties, regarding, among other things, (a) ASL’s projected sales, profitability, and cash flows, (b) ASL’s growth strategy, (c) anticipated trends in ASL’s industry, (d) ASL’s future financing plans, and (e) ASL’s anticipated needs for, and use of, working capital. They are generally identifiable by use of the words “may,” “will,” “should,” “anticipate,” “estimate,” “plan,” “potential,” “project,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend,” or the negative of these words or other variations on these words or comparable terminology. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this filing will in fact occur. You should not place undue reliance on these forward-looking statements.

The forward-looking statements speak only as of the date on which they are made, and, except to the extent required by federal securities laws, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Overview

AGAPE Superior Living Sdn. Bhd. is a network marketing company specializing in healthcare products and focusing on improving people’s health and wellbeing that has been in existence in Malaysia for the past 15 years.

ASL’s advisory services center on the “ATP Zeta Health Program”, which is a health program designed to effectively prevent diseases caused by polluted environments, unhealthy dietary intake and unhealthy lifestyles, and promotion of health. The program aims to promote improved health and longevity in our clients through a combination of proper nutrition and advice from skilled nutritionists and dieticians.

The ATP Zeta Super Health Program consists of eight products. None of these products are owned or produced by the Company. In the event that any of these products are no longer produced, or are otherwise unavailable, the Company may have to devote significant effort to identifying and obtaining comparable replacement products. The eight products that comprise the ATP Zeta Super Health Program are ATP1s Survivor Select, ATP2 Energized Mineral Concentrate, ATP3 Ionized Cal-Mag, ATP4 Omega Blend, ATP5 BetaMaxx, AGN-Vege Fruit Fiber, AGP1-Iron and YFA-Young Formula.

ASL’s ÉNERGÉTIQUE series aims to provide a total dermal solution for a healthy skin beginning from the cellular level. The series is comprised of Energy Mask series, Hyaluronic Acid Serum and Mousse Facial Cleanser.

ASL’s BEAUNIQUE product series focuses on the research of diet’s impact on modifying gene expressions to address genetic variations and deliver a nutrigenomic solution for every individual.

Results of Operations

For the three months ended March 31, 2020 and 2019

Net Revenues

The Company generated revenue of $1,241,252 for the three months ended March 31, 2020 as compared to $1,214,600 for the three months ended March 31, 2019. The revenues were mainly derived from the sales of health and wellness products. Revenues remained fairly consistent for both periods with a slight increase of $26,652 during the three months ended March 31, 2020 as compared to the same period in 2019. As the government of Malaysia imposed a Movement Control Order (“MCO”) effective March 18, 2020 onwards, the impact on our sales arising from the COVID-19 pandemic was not fully effected for the three months ended March 31, 2020.

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Cost of Revenues

Cost of revenues for the three months ended March 31, 2020 amounted to $111,489 as compared to $203,838 for the three months ended March 31, 2019. The costs were predominantly cost of manufactured goods, freight-in, packing materials and customs duties. The decrease in cost of revenue was mainly due to the decease of freight-in charges, custom duties, and packing materials as we were trying to minimize these costs and to maximize our profit margin and profits during the three months ended March 31, 2020 as compared to the same period in 2019 by sourcing some of our products locally.

Gross Profit

Gross profit for the three months ended March 31, 2020 amounted to $1,129,763 as compared to $1,010,762 for the three months ended March 31, 2019. Gross margin for the three months ended March 31, 2020 was approximately 91.0 % as compared to approximately 83.2% for the three months ended March 31, 2019. The increase of gross margin was mainly due to the slight increase of revenues and decrease of freight-in charges, custom duties and packing materials and increased quantity sold of higher profit margin products during the three months ended March 31, 2020 as compared to the same period in 2019.

Operating Expenses

Our operating expenses consist of selling expenses, commission expenses and general and administrative expenses.

Selling expenses

Selling expenses for three months ended March 31, 2020 amounted to $148,472 as compared to $400,971 for the three months ended March 31, 2019, a decrease of $252,499, or approximately 63.0%. The decrease was mainly due to the decrease of approximately $62,000 of salary and staff benefit expenses as we experienced some employee turnovers in our sales department during the three months ended March 31, 2020 and we have not replaced the positions yet. The decrease also due to approximately $0.2 million of promotion and event expenses as we held less marketing events and regular meetings for our sales distributors to promote our products to their sales network members.

Commission expenses

Commission expenses were $411,266 and $601,205 for the three months ended March 31, 2020 and 2019, respectively, a decrease of $189,939, or approximately 31.6%. The decrease in commission expenses was due to the commission earn-out qualifications being more spread out to different sales distributors.

General and administrative expenses

General and administrative expenses for the three months ended March 31, 2020 amounted to $325,029, as compared to $313,170 for the three months ended March 31, 2019, an increase of $11,859 or approximately 3.8%. The increase was mainly due to approximately $92,000 of professional fee incurred for our audit services as our financial statements are required to be audited and presented as an acquiree of a U.S. publicly traded company under U.S. Securities and Exchange Commission Item 9.01(a) of Form 8-K. The increase was offset by the decrease of salary and staff benefit expenses of approximately $27,000 as we experienced some employee turnovers in our administrative department during the three months ended March 31, 2020 and we have not replaced the positions yet, and the decrease of sponsorship of approximately $50,000 as we did not have such sponsorship during the three months ended March 31, 2020.

Other Income (Expenses)

For the three months ended March 31, 2020, we recorded an amount of $3,413 as other income, net as compared to $4,773 other expense, net for the three months ended March 31, 2019. The other income recognized was mainly attributable to the refund from a stadium vendor on an event that we held in 2019 during the three months ended March 31, 2020.

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Provision (Benefit) for Income taxes

The Company recorded provision for income taxes (benefit) of $50,833 and $(57,232) for the three months ended March 31, 2020 and 2019, respectively. During the three months ended March 31, 2020, we generated taxable income that are subject to a unified 24% income tax rate. On the other hand, during the three months ended March 31, 2019, we incurred taxable losses that can be carried forward for 7 years, which resulted in recognition of deferred tax assets on net operating loss and income tax benefits.

Net Income (Loss)

The Company sustained net income (loss) of $197,576 and $(252,125) for the three months ended March 31, 2020 and 2019, respectively. The changes of the two financial periods were predominantly due to reasons as discussed above.

For the years ended December 31, 2019 and 2018

Net Revenues

The Company generated revenue of $4,139,359 for the year ended December 31, 2019 as compared to $14,393,762 for the year ended December 31, 2018. The revenues were mainly derived from the sale of health and wellness products. The decrease in revenues mainly due to slower economic growth and lower demand from our sales distributors and sales network members during the year ended December 31, 2019 as compared to the same period in 2018.

Cost of Revenues

Cost of revenues for the year ended December 31, 2019 amounted to $857,250 as compared to $2,391,597 for year ended December 31, 2018. The costs were predominantly cost of manufactured goods, freight-in, packing materials and custom duties. The decrease in cost of revenue was in line with the decease of revenues for the year ended December 31, 2019 as compared to the same period in 2018.

Gross Profit

Gross profit for the year ended December 31, 2019 amounted to $3,282,109 as compared to $12,002,165 for the year ended December 31, 2018. Gross margin for the year ended December 31, 2019 was approximately 79.3% as compared to approximately 83.4% for the year ended December 31, 2018. The slight decrease in gross margin was mainly due to the increase of freight-in and packing materials cost during the year ended December 31, 2019 as compared to the same period in 2018.

Operating Expenses

Our operating expenses consist of selling expenses, commission expenses and general and administrative expenses.

Selling expenses

Selling expenses for year ended December 31, 2019 amounted to $1,759,136 as compared to $1,339,754 for the year ended December 31, 2018, an increase of $419,382 or 31.3%. The increase was mainly due to the increase of approximately $0.3 million of salary and staff benefit expenses as we hired more employees to promote our products. The increase also due to approximately $0.1 million of promotion and event expenses as we spent more resources on holding more marketing events and regular meetings for our sales distributors to promote our products to their sales network members.

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Commission expenses

Commission expenses were $1,611,172 and $7,045,419 for the years ended December 31, 2019 and 2018, respectively, a decrease of $5,434,247, or approximately 77.1%. The decrease in commission expenses was in line with the decrease of revenues as our commission expenses are mainly earned by our sales distributors based on purchases made by their sales network members.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2019 amounted to $1,307,715, as compared to $1,083,717 for the year ended December 31, 2018, an increase of $223,998 or 20.7%. The increase was mainly due to approximately $0.2 million of professional fee incurred for our audit services as our financial statements are required to be audited and presented as an acquiree of a U.S. publicly traded company under U.S. Securities and Exchange Commission Item 9.01(a) of Form 8-K.

Other Income

For the year ended December 31, 2019, we recorded an amount of $24,196 as other income, net as compared to $46,184 for the year ended December 31, 2018. The decrease in other income are mainly attributable to we earned more foreign currency translation gain and interest income during the year ended December 31, 2018 as compared to the same period in 2019.

Provision (Benefit) for Income taxes

The Company recorded provision for income taxes (benefit) of $(312,224) and $597,548 for the years ended December 31, 2019 and 2018, respectively. During the year ended December 31, 2019, we incurred taxable losses that can be carried forward for 7 years, which resulted in recognition of deferred tax assets on net operating loss and income tax benefits. On the other hand, during the year ended December 31, 2018, we generated taxable income that are subject to a unified 24% income tax rate.

Net Income (Loss)

The Company sustained net (loss) income of $(1,059,494) and $1,981,911 for the years ended December 31, 2019 and 2018 respectively. The changes of the two fiscal years were predominantly due to reasons as discussed above.

Liquidity and Capital Resources

On March 11, 2020, the World Health Organization or WHO declared the corona virus or COVID-19 a pandemic. In accordance with the recommendations of the WHO, Malaysia had imposed a nationwide lockdown via the government’s Movement Control Order (“MCO”) effective March 18, 2020. The MCO has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in Malaysia. On May 4, 2020, the MCO was lessen to a Conditional Movement Control Order (“CMCO”) where most business sectors were allowed to operate under strict rules and Standard Operating Procedures mandated by the government of Malaysia.

Substantially all of our revenues are concentrated in Malaysia. Consequently, our results of operations will likely be adversely, and may be materially, affected, to the extent that the COVID-19 or any other epidemic harms the Malaysia and global economy in general. Any potential impact to our results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 and the actions taken by government authorities and other entities to contain the COVID-19 or treat its impact, almost all of which are beyond our control. Potential impacts include, but are not limited to, the following:

●	temporary closure of offices, travel restrictions, financial impact of our customers or suspension supplies may negatively affected, and could continue to negatively affect, the demand for our products;
●	we may have to provide significant sales incentives to our customers during the outbreak, which may in turn materially adversely affect our financial condition and operating results; and
●	any disruption of our supply chain, logistics providers or customers could adversely impact our business and results of operations, including causing us or our suppliers to cease manufacturing for a period of time or materially delay delivery to our customers, which may also lead to loss of our customers.

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Because of the uncertainty surrounding the COVID-19 outbreak, the financial impact related to the outbreak of and response to the COVID-19 cannot be reasonably estimated at this time. There is no guarantee that our total revenues will grow or remain at the similar level year over year in the last two quarters of 2020.

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating expenditure commitments. Our liquidity needs are to meet our working capital requirements and operating expenses obligations. To date, we have financed our operations primarily through equity financial from capital contributions from shareholders.

As of March 31, 2020, we had working capital of $1,299,462 consisting of cash of $1,206,493 as compared to working capital of $1,100,648 consisting of cash of $1,030,829 as of December 31, 2019. The revenues, generated from our current business operations will be sufficient to fund our operations. If we make strategic planning to further expand our business in the near future, we will likely require additional capital to further expand our business. The potential expansion may include spending on marketing expenses to expand our marketing channels or acquiring manufacturing companies to reduce our product cost. Sources of additional capital through various financing transactions or arrangements with third parties may include equity or debt financing, bank loans or revolving credit facilities. We may not be successful in locating suitable financing transactions in the time period required or at all, and we may not obtain the capital we require by other means. Our inability to raise additional funds when required may have a negative impact on our business development. We believe we have sufficient cash and cash equivalents to fund our operations 12 months from the report issuance date.

The following summarizes the key components of our cash flows for the three months ended March 31, 2020 and 2019:

	For the Three Months Ended March 31,
	2020	2019

Net cash provided by (used in) operating activities	$238,369	$(1,070,511)
Net cash used in investing activities	-	(760)
Net cash provided by financing activities	1,733	522,770
Effect of exchange rate on cash	(64,478)	18,512
Net change in cash	$175,664	$(529,989)

The following summarizes the key components of our cash flows for the years ended December 31, 2019 and 2018:

	For the Years Ended December 31,
	2019	2018

Net cash (used in) provided by operating activities	$(2,357,544)	$1,648,932
Net cash used in investing activities	(9,084)	(462,484)
Net cash provided by (used in) financing activities	1,844,864	(2,638,740)
Effect of exchange rate on cash	8,068	(13,003)
Net decrease in cash	$(513,696)	$(1,465,295)

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Operating activities

Net cash provided by operating activities for the three months ended March 31, 2020 was $238,369 and mainly comprised of net income of $197,576, the non-cash depreciation expense of $19,820 and deferred taxes provision of $50,833, the decrease of prepayments and other assets of $143,509 and the increase of customer deposits of $60,990. The net cash provided by operating activities was offset by the increase in inventories of $97,687 and the increase of prepaid taxes of $93,672, the decrease of other payables and accrued liabilities of $30,505 and the decrease of other related party payable of $11,757.

Net cash used in operating activities for the three months ended March 31, 2019 was $1,070,511 and mainly comprised of net loss of $252,125, the non-cash deferred taxes benefit of $57,232, the increase of accounts receivable of $28,520, the increase in inventories of $243,106, the increase of prepaid taxes of $421,370, the decrease in customer deposits of $352,708 and the decrease in other payables and accrued liabilities of $93,034. The net cash used in operating activities was offset by the depreciation expense of $21,257, the decrease of related party prepayments of $217,163, and the increase in related party accounts payable of $187,418.

Net cash used in operating activities for the year ended December 31, 2019 was $2,357,544 and mainly comprised of net loss of $1,059,494, the increase of prepaid taxes of $980,082, the decrease of other payables and accrued liabilities of $715,974, the increase in inventories of $409,086, and the non-cash deferred taxes benefit of $250,822 offset by the decrease in related party prepayment of $214,100, the increase in related party accounts payable of $514,524, and the increase in customer deposits of $245,909.

Net cash provided by operating activities for the year ended December 31, 2018 was $1,648,932 and mainly comprised of net income of $1,981,911, the decrease in inventories of $988,613, the increase in customer deposits of $1,052,787 and the increase in other payables and accrued liabilities of $393,937 offset by the decrease in commission payables of $1,039,008, the increase in prepaid taxes of $652,413, the decrease in account payable to related party of $525,666 and the increase in prepayment and other assets of $552,765 (including related party).

Investing activities

We did not have any investing activities during the three months ended March 31, 2020.

Net cash used in investing activities for the three months ended March 31, 2019 was $760 which was due to the purchase of equipment.

Net cash used in investing activities for the year ended December 31, 2019 was $9,084 which were due to the purchase of equipment of $6,502 and intangible assets of $2,582.

Net cash used in investing activities for the year ended December 31, 2018 was $462,484 which were due to the purchase of equipment of $455,786 and intangible assets of $6,698.

Financing activities

Net cash provided by financing activities for the three months ended March 31, 2020 was $1,773 which was due to repayments from a related party.

Net cash provided by financing activities for the three months ended March 31, 2019 was $522,770 which were due to repayments from related parties of $37,244 and loans from related parties of $485,526.

Net cash provided by financing activities for the year ended December 31, 2019 was $1,844,864 which were due to the loans from related parties of $1,961,091 offset by the loans to related parties of $116,227.

Net cash used in financing activities for the year ended December 31, 2018 was $2,638,740 which were mainly due to the dividend distributions of $3,292,466 and repayments from related parties of $652,919.

Credit Facilities

We do not have any credit facilities or other access to bank credit.

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Off-Balance Sheet Arrangements

As of March 31, 2020, we have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to our stockholders.

Critical accounting polices

Use of estimates

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s unaudited condensed consolidated financial statements include allowance for doubtful accounts, allowance for inventories obsolescence, useful lives of property and equipment, useful lives of intangible assets impairment of long-lived assets, and allowance for deferred tax assets and uncertain tax position. Actual results could differ from these estimates.

Revenue recognition

The Company adopted Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606), on all periods presented. The Company recognizes revenue to depict the transfer of promised goods or services (that is, an asset) to customers in an amount that reflects the consideration to which the Company expects to receive in exchange for those goods or services. An asset is transferred when the customer obtains control of that asset. It also requires the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer. The Company’s revenue streams are recognized at a point in time for the Company’s sale of health and wellness products.

The Company uses a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company accounts for a contract with a customer when the contract is committed in writing, the rights of the parties, including payment terms, are identified, the contract has commercial substance and consideration is probable of substantially collection.

Sales of Health and wellness products

- Performance obligations satisfied at a point in time

The Company derives its revenues from sales contracts with its customers with revenues being recognized when control of the health and wellness products are transferred to its customer at the Company’s office or shipment of the goods. Such revenues are recognized at a point in time after all performance obligations are satisfied. The revenue is recorded net of estimated discounts and return allowances. Products are given 60 days for returns or exchanges from the date of purchase. Historically, there were insignificant sales returns.

The Company also sells coupons to its customers for cash at a discounted price of the value of the coupons. Customers can apply the value of the coupons for a reduction in the transaction price paid by the customer are recorded as a reduction of sales. The cash proceeds resulted from the sale of coupons are recognized as customer deposits until the coupons to be applied as a reduction of the health and wellness products transaction price upon such sales transactions occurred. The Company’s coupons have a validity period of six months. If the Company’s customers did not utilized the coupons after six months, the Company would recognize the forfeiture of the originated sales value of the coupons as net revenues.

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Fair Value Measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures.

The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.
●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Recent accounting pronouncements

The Company has reviewed all recently issued, but not yet effective, accounting pronouncements and do not believe the future adoption of such any pronouncements may be expected to cause a material impact on its financial condition or the results of its operations, as follow:

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), to increase the transparency and comparability about leases among entities. The new guidance requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. It also requires additional disclosures about leasing arrangements. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018, and requires a modified retrospective approach to adoption. Early adoption is permitted. In September 2017, the FASB issued ASU No. 2017-13, which to clarify effective dates that public business entities and other entities were required to adopt ASC Topic 842 for annual reporting. ASU No. 2017-13 also amended that all components of a leveraged lease be recalculated from inception of the lease based on the revised after tax cash flows arising from the change in the tax law, including revised tax rates. The difference between the amounts originally recorded and the recalculated amounts must be included in income of the year in which the tax law is enacted. In November 2019, the FASB issued ASU No. 2019-10, which to update the effective date of ASU No. 2016-02 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standard. The new effective date for these companies is for fiscal years beginning after December 15, 2020. ASU 2016-02 is effective for the Company for annual and interim reporting periods beginning January 1, 2021 as the Company is qualified as a smaller reporting company. The Company is expected to record the operating lease right-of-use assets and lease liabilities upon adoption.

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In February 2018, the FASB issued ASU 2018-02, Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The amendments in this Update affect any entity that is required to apply the provisions of Topic 220, Income Statement – Reporting Comprehensive Income, and has items of other comprehensive income for which the related tax effects are presented in other comprehensive income as required by GAAP. The amendments in this Update are effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption of the amendments in this Update is permitted, including adoption in any interim period, (1) for public business entities for reporting periods for which financial statements have not yet been issued and (2) for all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments in this Update should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The adoption of this ASU did not have a material effect on the Company’s unaudited condensed consolidated financial statements.

In August 2018, the FASB has issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements of Fair Value Measurement. This amendment modifies the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in the Concepts Statement, including the consideration of costs and benefits, with the primary purpose to improve the effectiveness of disclosures in the notes to financial statements by facilitating clear communication of the information required by US GAAP. The amendments in this update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The adoption of this ASU on January 1, 2020 did not have a material effect on its consolidated financial statements.

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments—Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments— Credit Losses—Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. In November 2019, the FASB issued ASU No. 2019-10, which to update the effective date of ASU No. 2016-13 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standard. The new effective date for these preparers is for fiscal years beginning after December 15, 2022. ASU 2019-05 is effective for the Company for annual and interim reporting periods beginning January 1, 2023 as the Company is qualified as a smaller reporting company. The Company is currently evaluating the impact ASU 2019-05 may have on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01 to clarify the interaction of the accounting for equity securities under ASC 321 and investments accounted for under the equity method of accounting in ASC 323 and the accounting for certain forward contracts and purchased options accounted for under ASC 815. With respect to the interactions between ASC 321 and ASC 323, the amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting when applying the measurement alternative in ASC 321, immediately before applying or upon discontinuing the equity method of accounting. With respect to forward contracts or purchased options to purchase securities, the amendments clarify that when applying the guidance in ASC 815-10-15-141(a), an entity should not consider whether upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in ASC 323 or the fair value option in accordance with ASC 825. The ASU is effective for interim and annual reporting periods beginning after December 15, 2020. Early adoption is permitted, including adoption in any interim period. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

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BUSINESS

Overview

We are a provider of health and wellness products and advisory services in the Malaysian market. We pursue our mission of helping people to create health and wealth by providing a financially rewarding business opportunity to distributors and quality products to distributors and customers who seek a healthy lifestyle. We believe the quality of our products coupled with the effectiveness of our distribution network have been the primary reasons for our success and will allow us to pursue future business expansion. In order to further our supply chain, on May 8, 2020, we acquired 99.99% of Agape Superior Living Sdn Bhd, with the goal of securing an established network marketing sales channel that has been in existence in Malaysia for the past 15 years.

We offer three series of products: ATP Zeta Health Program, ÉNERGÉTIQUE and BEAUNIQUE. Our ATP Zeta Health Program is a health program designed to assist in the elimination of various diseases caused by environmental pollutants, unhealthy dietary intake and unhealthy lifestyles. The program aims to promote improved health and longevity through a combination of modern health supplements, proper nutrition and advice from skilled dieticians. Our ÉNERGÉTIQUE series aims to provide a total dermal solution for healthy skin beginning from the cellular level. The series is comprised of the Energy Mask series, Hyaluronic Acid and Mousse Facial Cleanser. Our BEAUNIQUE product series focuses on the research of our diet’s impact on modifying gene expressions to address genetic variations and deliver a personalized nutrigenomic solution for every individual.

Industry and Market Opportunities

Increasing demand in Dietary Supplement products in The Association of Southeast Asian Nations (“ASEAN”) region.

ASEAN markets have continue to see increasing demand in dietary supplement products since 2016 and will continue to do for the foreseeable future. We believe that the ASEAN market for health supplements hold great potential for growth. According to a report published by Zion Market Research entitled “Dietary Supplements Market by Ingredients (Botanicals, Vitamins, Minerals, Amino Acids, Enzymes) for Additional Supplements, Medicinal Supplements, and Sports Nutrition Applications - Global Industry Perspective, Comprehensive Analysis and Forecast, 2016 – 2022” issued in January 2017, itis estimated that while the global dietary supplements market stood at US$132.8 billion in 2016, it is set to reach US$220.3 billion by 2022, the end of the forecast period.

Source: Zion Market Research

According to an article published Janio in December 2019, the nutritional and dietary supplements in the ASEAN region are being prioritized by individuals in order to maintain a balanced diet and lifestyle. Consumers believe that they can make up for certain vitamin deficiencies or dietary deficiencies by consuming nutritional and dietary supplements. Many consumers also use nutritional and dietary supplements for cosmetics purposes, namely, skincare, hair strengthening, and fat burning, particularly in countries such as Malaysia and Vietnam.

For example, in Indonesia, the nutritional and dietary supplements market has recorded strong growth due to changes in consumers’ lifestyle habits and increasing awareness of preventive health measures. This is prevalent among the middle-class that has grown from approximately 37.7% of the population in 2003 to approximately 50% the population in 2020. Similarly, prospects for the dietary supplements market in Thailand has been growing since 2015 and is predicted to grow at an average of approximately 7% per year until 2030. In the Philippines, its stable economy has also been contributing to increased financial capability and desire of Filipino consumers to improve both their mental and physical health through supplements. Conversely, Malaysia is ranked as the top country within ASEAN for both obesity and diabetes. Obesity and diabetes have been connected to heart disease and hypertension. As a result, consumers in Malaysia are increasingly aware of such potential health issues associated with eating habits and have become more proactive in searching for consumer health products to prevent such chronic diseases like diabetes and hypertension.

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Continued Growth in the Skincare products in regions such as Asia-Pacific.

We believe that skincare products will remain highly lucrative with further potential for growth. According to Euromonitor, Asia generates approximately 51% of the world’s skin care sales, surpassing Western Europe and North America. Fortune Business Insights puts the Asia-Pacific skincare sector as the largest market in the world, valued at approximately $71.5 billion in 2019 and is expected to reach approximately $95.7 billion by 2024, representing a compound annual growth rate (“CAGR”) of approximately 6%. In terms of volume, the Asia-Pacific region is expected to grow from approximately 8.4 billion units in 2019 to approximately 9.5 billion units in 2024, representing a CAGR of approximately 2.5%.

Growth Drivers in the ASEAN Region

We believe that the market for the health and wellness industry will continue to see rapid growth, in part due to the rising wealth in the ASEAN region resulting in increased purchase power. According to a publication by the Association of Southeast Asian Nations published in October 2019, it was noted that the ASEAN region ranked as the fourth largest exporting region in the world, with its economic growth continuing to average a rate of 5.4% in the near future. ASEAN countries have established six Free Trade Agreements with seven of the region’s main trading partners – Australia and New Zealand, China, India, South Korea, Japan and Hong Kong. The Comprehensive and Progressive Agreement for Trans-Pacific Partnership is one of the largest Free Trade Agreements in the world and accounts for almost 13.5% of global GDP. The 0agreement brings together Australia, Brunei Darussalam, Canada, Chile, Japan, Malaysia, Mexico, New Zealand, Peru, Singapore and Vietnam, offering these countries investment access and free trade. It has been estimated, for example, that Vietnam’s GDP could increase by 2% over a decade as a result of new trading opportunities created by the Agreement. Economic wealth has allowed for social development with more than 100 million people estimated to have joined ASEAN’s workforce over the past 20 years and another 59 million people are projected to be added by 2030. We believe a direct advantage of such economic growth is a fast emerging middle class that will be attracted to our company and its products.

We believe that generally unhealthy lifestyle in the ASEAN population continues to form a basis for the growth in the health and wellness industry in the region. According to an article published by Market Watch issued in April 2020, it was noted that the ASEAN Dietary Supplement market size is set to reach USD 10.60 billion by 2026, representing a CAGR of 5.60% during the forecast period. Increasing prevalence of lifestyle-induced disorders, or Non-Communicable Diseases (NCDs), such as diabetes and cancer, will be a key factor driving food supplements market growth. Estimates computed by the World Health Organization (WHO) state that close to 8 million people die every year in Southeast Asia due to NCDs, amounting to 55% of the total deaths in the region in a given year. According to the WHO, four risk factors tobacco, alcohol, lack of exercise, and poor diets are primarily responsible for the spread of NCDs in the region. For instance, the WHO found that at least 25% of boys in Malaysia and Thailand are obese and a large number of school children across Southeast Asia are largely physically inactive. Such conditions will contribute to a growth in demand for dietary supplement products, in order to promote a healthier lifestyle.

A rapidly aging population in the ASEAN region also promotes the need for preventive measures to mitigate against rising healthcare costs. An International Monetary Fund publication in April 2017found that in East Asia, the population is projected to be the world’s fastest-aging region with its old-age dependency ratio roughly tripling by current rends by 2050. According to an article by Fortune Business Insights published in April 2020, the aging population in Southeast Asia has led to a significant rise in incidences of lifestyle-related diseases. As a result, healthcare costs will inevitably rise, leading to increased demand in the use of supplements in preventing deteriorative health conditions.

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Industry Challenges

In spite of its high growth, the health and wellness industry also faces certain challenges. We believe the following are some key challenges to the industry:

●	Price sensitivity - health and wellness products such as dietary supplements and skincare products typically have premium prices which may only be affordable to certain segments of the population. Price conscious consumers with low purchasing power may not be able to purchase such products.

●	Consumer awareness – consumer awareness may be low on the benefits of dietary supplements, leading to slower update of products. According to an article published by NuFFood Spectrum Asia in June 2017, it was noted that consumer awareness in the Asia Pacific region is low regarding the benefits of consumption of nutraceutical products.

Competitive Landscape

The health and wellness industry in ASEAN remains highly competitive and fragmented. Key entry barriers of the industry include the following:

●	Capital requirements – Market participants are required to possess sufficient amount of capital and human resources to sustain their businesses, particularly the product research and development (R&D) process, daily operation costs and maintaining personnel knowledgeable in the products such as dietary consultants.

●	Reputation and relationship with suppliers and customers – In general, current market participants have already established an extensive business network with their upstream product suppliers, as well as established reputable products that attract customers. New market entrants without a prior supply chain and reputable products may find it difficult to build credible relationships with other suppliers or gain the trust of customers.

Our Strategies

We intend to pursue the following strategies to further develop and expand our business:

Expand the product range in each of our ATP Zeta Health Program, ÉNERGÉTIQUE and BEAUNIQUE series

We intend to continue to expand the product range in each of our product lines, namely, ATP Zeta Health Program, ÉNERGÉTIQUE and BEAUNIQUE series.

Further Penetrate Existing Markets.

We believe that there are several opportunities to further penetrate our existing markets. For example, besides offering dietary products and services through our ATP Zeta Health Program, we have also expanded our products and services to include beauty and wellness products via the introduction of ÉNERGÉTIQUE and BEAUNIQUE series in July 2018 and March 2019, respectively, with the goal of diversifying our product offerings and catering to broader market demands. Currently we maintain three sales branches in different locations in Malaysia, namely, Kuala Lumpur, Johor Bahru and Ipoh, and appointed three stockists, to whom the Company can assign its products, at two other locations in Malaysia to further cater to our distributors, members and customers.

Currently, the Company’s distributors and members mainly consists of the Malaysian Chinese community. Due to the fact that Bumiputra, consisting of Malays and other indigenious peoples, comprises 62% of the Malaysian population estimated at approximately 32.6 million (as compared to the Chinese community which comprises less than 21%), we believe there is opportunity for further penetration of our products into the existing Malaysian market.

As we further grow our business we may further expand our local sales centers to additional locations with the aim to further distribute our products and appeal to local demands.

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Deepening our Relationships with Existing Members.

We offer membership and distributor discounts on all our product offerings. Customers are able to become lifetime members by paying a one-time membership fee with the purchase of specific products. Members who reach a predetermined amount of purchases per year are automatically promoted to become a distributor who also enjoys bonuses for products that they sell to other customers, as well as bonuses from the collective performance of their network group. As our members and distributors recognize the value of our platform and the quality of our products, they typically purchase additional products utilizing their membership and discount entitlements. Our sales strategy is focused on expanding our revenue per member. We believe there is significant opportunity for existing members to become distributers, as well as for distributors to further recruit new distributors under their network.

Further Investment into Information Technology such the Establishment of an E-Commerce platform.

In 2019, we embarked upon a strategic initiative to establish e-commerce through the setup of e-trading of our products on an existing Malaysian e-trading platform to increase the efficiency of our supply chain, to better support and service our distributors and members, and to establish a global reach. Our e-trading initiative will be actively promoted for online recruitment of new members by existing distributors, as well as to provide direct sales to customers. Once the E-trading platform has provided tangible results in the Malaysia market, we intend to expand the platform to other geographic markets in order to duplicate its success.

In line with the current popularity of using social influencers to boost product demand, the Company is also exploring the appointment of key social influencers with significant number of followers as ambassadors for the Company’s products.

Geographic expansion.

A key component of our strategy is to enter into and expand into new markets with similar cultures and a high demand for health and nutrition products. For example, the majority of our product information sessions and training seminars for distributors are currently conducted in Mandarin, which is the common language spoken amongst the majority of our distributors. We intend to invest into other Asian markets such as Taiwan, where Mandarin is also widely used and understood, allowing for the seamless transition in distributor training and membership recruitment.

With a view to facilitate geographical expansion, our future e-trading platform will also increases efficiency of our supply chain to better support and service our distributors and members as well as to provide online recruitment of new members by existing distributors and to provide direct sales to customers. Once the E-trading platform has provided tangible results in the Malaysia market, we intend to expand the platform to other geographic markets in order to duplicate its success.

Our Competitive Strengths

We believe the following competitive strengths contribute to our success and differentiate us from our competitors:

Well Established Reputation.

We have a well established reputation in the Malaysia market, where our newly acquired subsidiary, Agape Superior Living Sdn Bhd has been operating as a reputable provider of our ATP Zeta Health Program for over 15 years.

Well-Established Product Portfolio.

We are committed to building our brand, and distributor and customer loyalty by providing quality health-oriented and wellness products. We have no expenditures or expenses relating to research and development of our products. We leverage our team of in-house nutritional consultants with rich experience gained in the area of nutritionist work, in collaborating with our customers and clients to understand the health and wellness market via a process of consultative review. We then communicate our findings and proposals to third-party suppliers to improve formulations, and to bring about new products for distributors and members who are ready to market to end-users.

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Large, Highly-Motivated Distributor Base, Supported By Successful Training Methodology.

We had over 101,165 members, including 56,061 distributors, as of June 30, 2020 . Because we believe the direct sales model is the most effective way to sell our products, we devote significant resources and management attention to assist our distributers in recruiting and retaining our members. We provide our distributors with successful training methodology, which includes meetings, workshops and activities to create social connections among distributors to develop proficiency of knowledge, confidence and skills to build recruitment strength. We structured our compensation system to encourage distributors to remain active in the business and to build a distributor network of their own, which can serve to increase their income and to increase our product sales. In order to encourage entrepreneurship within our distributors, we also maintain  six service centers, including three operated by our stockists, to better service our distributors and members.

Scalable Business Model.

Our business model enables us to grow our business with minimal investment in our infrastructure and other fixed costs. We do not require a company-employed sales force to market and sell our products. As a result, we do not incur direct incremental cost to add a new distributor. Our distributor compensation varies directly with sales. In addition, our distributors bear the majority of our consumer marketing expenses. Furthermore, we can readily increase inventory and distribution of our products as a result of our partnerships with our third party suppliers.

Deeply Experienced Founder-led Management Team.

Our founder, Mr. How Kok Choong, has led our company through its steady growth for over 15 years. In Malaysia, Mr. How Kok Choong was recognized by the Junior Chamber Malaysia (JCM) as an Outstanding Young Malaysian 2003, and was awarded the title of Justice of Peace of Malaysia since 2005. Mr. How Kok Choong received the Outstanding Asian Community Contribution Award in 2011, Malaysia Top Team 50 Enterprise Award in 2011 and 2016, The Contributor Award (Medical and Health Research) in 2012, “Man of The Year” in Worldwide Excellence Award in 2015, “Man of The Year” in McMillan Global Award in 2016, The Distinguished Asia Pacific Outstanding Entrepreneur Lifetime Achievement Award in 2019, World Outstanding Chinese Entrepreneur Lifetime Award in 2019 and Certified Professional Trainer of The International Professional Managers Association in 2019. Our senior leadership team also has extensive [*] knowledge and expertise, and an average [*] years of tenure with the Company.

Product Overview

We offer three series of products: (i) ATP Zeta Health Program, (ii) ÉNERGÉTIQUE and (iii) BEAUNIQUE.

Our ATP Zeta Health Program is a health program designed to promote health and general wellbeing, as well as to prevent diseases caused by polluted environments, unhealthy dietary intake and unhealthy lifestyles. At its core, the ATP Zeta Super Health Program is focused upon biological energy, Adenosine Triphosphate (ATP), at the cellular level. The stimulation of ATP production at the cellular level can increase an individual’s metabolic rate in order to promote and maintain normal and healthy functioning of the body’s systems. Our program emphasizes nutrient absorption through the membrane ion channel in order to provide complete and balanced nutrients to improve cellular health. Thus, ATP Zeta Super Health Program provides ionized and high zeta potential (high bioavailability) nutrients to enhance the absorption at the cellular level.

Our ÉNERGÉTIQUE product series is comprised of: ÉNERGÉTIQUE Mask series, Hyaluronic Acid Serum and Mousse Facial Cleanser.

The ÉNERGÉTIQUE Mask series is formulated with triple action natural ingredients and advanced technology. The innovative combination of award-winning patented liposome encapsulating the customized fast acting patented essence, produces micro-particle liposome which, when combined with collagen peptide Tencel film, creates an effective formulation that benefits the skin at the cellular level. The ÉNERGÉTIQUE series aims to provide a total dermal solution for healthy skin beginning at the cellular level. There are three types of face masks in the ÉNERGÉTIQUE Mask Series, each suited a different skin requirement. They are: N°1 Med-Hydration, N°2 Med-Whitening and N°3 Med-Firming. Advanced genetic analysis and clinical trials conducted revealed the benefits and efficacy of the patented functional essence. The ÉNERGÉTIQUE Mask Series has clinically shown deep penetration of liposomal essence into deep skin layers within 5 minutes application, in order to deliver immediate, deep-reaching and long-lasting benefits of skin hydration, whitening, and firming.

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The ÉNERGÉTIQUE Hyaluronic Acid Serum is formulated with four functional hyaluronic acid and a unique peptide. It is a scientifically advanced and intensive quintuple action serum designed to promote skin hydration, reparation and regeneration to enhance skin viscoelasticity for improved skin firmness.

The ÉNERGÉTIQUE Mousse Facial Cleanser is formulated with the mildest surface-active agents available on the market. It takes the form of a unique mousse like-foam that delivers a comfortable and soft feeling to the skin during and after use without compromising the moisturizing level and viscoelastic properties of the skin. Its PH-balanced formula is suitable for all skin types for an effortless cleansing routine.

Our BEAUNIQUE product series focuses on the research of our diet’s impact on modifying gene expressions in order to address genetic variations and deliver a personalized nutrigenomic solution for every individual.

ATP Zeta Health Program

The following is a list of our ATP Zeta Health Program products:

ATP1s Survivor Select

ATP1s Survivor Select contains various essential nutrients required by the human body to maintain normal metabolism, which includes productions of biological energy (ATP). Effective production of ATP enhances both physical, as well as mental health, and helps the body build resistance to diseases.

Benefits:

●	Stimulates instant bio-energy production at the cellular level to ensure sufficient supply of bio energy for body cells.
●	Promotes better metabolism at the cellular level.
●	Promotes healthy and optimal growth of bones, teeth and muscle tissue of children.
●	Improves the digestion and nutrient absorption powers of our bodies cells.
●	Promotes cell detoxification and repair capabilities in order to enhance cell self-healing ability.

ATP2 Energized Mineral Concentrate

ATP2 is a nutritional supplement made from the finest plant substances and also is a proprietary formulation of a super-energized colloidal concentrate developed from a dibase solution. Its formula supports and enhances nutritional biochemical activities.

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Benefits:

●	Supports and enhances nutritional biochemical activities (nutrient absorption and waste metabolism).
●	Breaks down or oxidises toxins and waste material to promote cellular detoxification and improve blood circulation.
●	Increases cellular respiration and energy production to reduce fatigue and maintain energy levels.
●	Increases oxygen levels in body cells to create a higher oxygen environment in the body, which helps to prevent the growth of harmful pathogens that contribute to diseases.
●	Provides sufficient antioxidants that act as a superior scavenger of free radicals, in order to strengthen the body cells resistance against oxidative damages.

ATP3 Ionized Cal-Mag

ATP3 Ionized Cal-Mag is a specialized calcium and magnesium minerals supplement that is designed to transform into an ionic form completely before entering the body. This is compatible to the cellular ion channel theory, that all cellular metabolisms are dependent on ionic transmission, in order to achieve the highest absorption rate. This product was tested for its nanoparticle by the National Measurement Institute of Australian Government, with proven content of nanosized calcium and magnesium that has better absorption and bio-availability.

Benefits:

●	Strengthens our bone systems and promotes better bone development.
●	Strengthens the teeth structure and prevents teeth damages.
●	Provides abundant ionic calcium and magnesium, in order to prevent chronic diseases through better blood circulation and acid-base regulation.
●	Promotes better relaxation of the nervous system and regulations of neurotransmitters, which helps to enhance sleep quality.
●	Promotes better relaxation of muscles to prevent muscle soreness and cramps.

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ATP4 Omega Blend

ATP4 Omega Blend is a proprietary oil blend that is rich in undamaged polyunsaturated essential fatty acid, which is fully extracted from plant-based ingredients. It provides a bio-effective balance of both essential fatty acids, Omega 3 and Omega 6 which are the important structural components of cell membranes that cannot be synthesized by humans.

Benefits:

●	Regulates cholesterol and triglycerides in order levels to promote better blood circulation.
●	Regulates inflammation, the unifying component of many diseases, and enhances cell repairing activities.
●	Regulates hormones production and functions in the body through the supply of the balanced ratio of Omega 3 and Omega 6.
●	Promotes healthy functioning of the brain through the maintenance of healthy impulse transmission in brain cells that is crucial for memory and learning ability.

ATP5 BetaMaxx

ATP5 BetaMaxx is derived from the cell wall of premium food-grade baker’s yeast and is a medical breakthrough result of more than 50 years of intensive research and studies by scientists and physicians. This product combines the immunostimulatory properties of molecularly structured beta 1-3, 1-6-D-glucan with other immunomodulating compounds that work to make ATP5 a unique and effective natural product.

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Benefits:

●	Strengthens the function of immune cells in order to build up a better immune response of body for external and internal protection.
●	Promotes better cell repairing and regulates inflammatory responses in wound healing.
●	Enhances the function of immune cells against damages caused by radiation.
●	Helps to normalize blood sugar levels.

AGN-Vege Fruit Fiber

AGN-Vege Fruit Fiber is a special nutrition-based formula for intestines and the stomach. It consists of four essential components for gastrointestinal health effects - fiber, probiotic the “friendly bacteria,”, prebiotic fructooligosaccharides (FOS) and digestive enzymes.

Benefits:

●	Promotes better bowel movement and prevents low-fiber diet-induced constipation.
●	Maintains bowel health. FOS helps increase intestinal bifidobacteria and helps maintain a good intestinal environment.
●	Slows the absorption of sugar and lipid into the bloodstream which helps improve blood sugar and cholesterol levels.
●	Induces better satiety, which results in reduced total food intake and helps in achieving an ideal weight management.

AGP1-Iron

AGP1-Iron is the purest and most advanced Colloidal Iron that is sourced from the remains of an ancient rainforest which contains the most active plant-based element from nature. The colloidal nanosized iron provides high zeta potential that promotes better absorption and cellular iron uptake through the ion channel.

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Benefits:

●	Promotes better hemoglobin production to improve iron deficiency anemia.
●	Iron is a component of hemoglobin in red blood cell which carries oxygen to all part of the body. As a result, it helps to improve blood circulation and prevent some oxygen deficiency symptoms through enhancement of oxygen delivery and nutrient circulation as well as toxins excretion.
●	Iron is a factor in red blood cell formation. It promotes hemoglobin production hence is suitable especially for women and individual who suffered accidental bleedings.

YFA-Young Formula

YFA-Young Formula is a 100% natural unique formula, a combination of amino acid, vitamins, and minerals. It is an anti-aging and youthful maintenance supplement. It stimulates the pituitary gland to release endocrine hormones such as human growth hormone (HGH) to stimulate synergies, thus achieving the efficacy of anti-ageing through the promotion of cells vitality and strengthening of organ functionality.

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Benefits:

●	Enhances the production of bio-energy ATP and metabolism, which aids in reducing body fat accumulation and promote strong muscle building.
●	Stimulates the production of collagen to restore skin elasticity and reduce wrinkles.
●	Reduces pigmentation and dark spots on the face caused by hormonal imbalances.
●	HGH builds and repairs tissues, and thus, has an effect on hair cells at the hair root to promote healthy hair growth.
●	Enhances memory and cardiovascular function and prevents various chronic diseases due to HGH deficiency.

BEAUNIQUE Mito+ and Mitogize

We discontinued ATP Regal Mitogize on October 1, 2019. In its stead, an enhanced formula, the BEAUNIQUE Mito+ was introduced in November 2019. As a strong antioxidant drink with great flavor and taste, the preeminence of BEAUNIQUE Mito+ is its ability to further protect and stimulate mitochondria (the membrane-bound organelles which produces energy for cells) in cellular energy (ATP) production with the added advantage of fewer total sugars and calories. The new formula is comprised of 11 food groups, including potent mangosteen skin extract. Backed by advanced scientific research and tested on 88 nutrigenomic profiles, the new formulation revealed enhanced antioxidant properties. 96.34% DPPH Radical Scavenging activity, an approximate 22% increase compared to Mitogize.

Benefits:

Cellular health

●	Effective antioxidants to protect against cellular oxidative damages.

Immune health

●	Enhanced adaptive immune response.
●	Provides anti-inflammatory functionality.
●	Strengthens immunity against bacteria and viruses.

Metabolic health

●	Reduces the risk of obesity.
●	Reduces the risk of vascular diseases.
●	Reduces the risk of a Type II Diabetic.

Brain health

●	Reduces the risk of neurodegenerative diseases.

Skin health

●	Systemic photoprotection.
●	Reduces dark spot formation.
●	Alleviates skin wrinkles and inflammation induced by UV-B irradiation.

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ORYC-Organic Youth Care Cleansing Bar

ORYC-Organic Youth Care Cleansing Bar is a natural, organic cleansing soap for skin. It contains pure Australian-accredited natural and organic plant oils acting as a high quality and natural skin lubricant. It maintains the softness of the skin while promoting skin beauty and radiance.

Benefits:

●	With its biodynamic avocado oil and vanilla extract, it removes impurities, leaving skin clear, fresh and clean.
●	With its biodynamic, coconut, almond and olive oil, it moisturizes and texturizes the skin in order to prevent skin drying.
●	In acting as natural anti-bacterial and anti-inflammatory agents, it reduces the risks of skin infections and allergies.

*References alluding to the efficacy and effects of our products are based on client testimonials.

ÉNERGÉTIQUE

The following is a list of our ÉNERGÉTIQUE products:

N°1 Med-Hydration

Formulated with a patented Sea Grape (Caulerpa lentillifera) extract, the N°1 Med-Hydration enhances skin moisture and luminosity. This treatment effectively improves the moisture content of the inner skin layer and rejuvenate the skin barrier function in order to to avoid moisture loss.

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Benefits:

●	Locking the skin moisture and nutrients, strengthening the skin barrier function and boosting the skin’s moisture level.
●	Increases the skin’s natural moisturizing factor (PCA) and skin layer glycoprotein connectivity to maintain the skin’s moisture.
●	Effectively retains water, provides moisturization, restores skin elasticity, and promotes the growth of fibroblasts for moisturization, removes dryness, regains skin’s elasticity and smoothness.
●	Delivers an instant boost of skin moisture content up to 45.7% in just 5 minutes of application and synergistically ensuring a profound and long-lasting skin moisturization and hydration.

N°2 Med-Whitening

Formulated with patented Peach Blossom Stem Cell Extract, N°2 Med-Whitening has clinically shown its efficacy in inhibiting the melanin synthesis, down-regulating the melanin synthesis gene, boosting skin moisture level and protecting skin against UV radiation.

Benefits:

●	Suppresses melanin production and fights against UV radiation in order to protect skin cells and result in whitening effect.
●	Stimulates interstitial hyperplasia cell and helps in increasing the moisturizing ceramide by 7.4 times in order to remove skin roughness and smoothing skin.
●	Enhances the skin brightness up to 6.3% in just 5 minutes of application and synergistically rejuvenate a profound and long-lasting skin.

N°3 Med-Firming

Formulated with the patented Djulis (Chenopodium formosanum Koidz) Seed Extract, the native cereal plant in Taiwan is traditionally called “ruby of cereals.” The formulation is clinically proven to be effective in stimulation of collagen secretion and anti-advances glycation end-products (AGEs) reducing the glycation of skin collagen, providing protection and maintenance of the basal skin collagen production.

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Benefits:

●	Suppresses the skin collagen glycation process, reduces collagen loss, and enhances collagen secretion.
●	Repairs dead skin tissue, smooths wrinkles to restore the smoothness and health of the skin.
●	Prevents wrinkles formation and provides the essential skin moisture content.
●	Boosts skin elasticity by up to 14.4%. and improves sagging skin by 135 in just 5 minutes of application.

BEAUNIQUE

The Company’s BEAUNIQUE product series focuses on the research of our diet’s impact on modifying gene expressions in order to address genetic variations and deliver personalized nutrigenomic solutions for every individual.

Trim+

Trim+ is the first product launched under this series, which utilizes advanced technology to extract patented active ingredients in foods. Trim+ has been scientifically proven to be effective in inhibiting the activities of carbohydrates digestive enzymes, which results in a reduction of the breakdown and absorption of sugars.

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Benefits:

●	Reduces total carbohydrates calories intake with scientifically proven effect on weight management.
●	Regulates blood sugar levels with scientifically proven efficacy.
●	Improves cellular uptake of sugars for bioenergy ATP production.
●	Maintains insulin hormone balance and helps prevent diabetes.
●	Improves blood lipids compositions and helps prevent cardiovascular disease.

New Products Launches

On November 3, 2019, the Company expanded its beauty products under the ÉNERGÉTIQUE series, to include beauty essentials of the skincare routine, i.e. the ÉNERGÉTIQUE Hyaluronic Acid Serum and ÉNERGÉTIQUE Mousse Facial Cleanser. These new products have extended the ÉNERGÉTIQUE brand vision in offering a total dermal solutions for a healthy skin beginning from the cellular level.

ÉNERGÉTIQUE Hyaluronic Acid (HA) Serum

Formulated with four functional hyaluronic acids and a unique peptide, this scientifically advanced and intensive quintuple action serum has been proven to deliver 5Rs dermal benefits. Filled in an innovative yet convenient and hygienics syringe packaging, this HA serum also ensures consumer benefits for every skin type.

ATP
AGAPE ATP
ÉNERGÉTIQUE™
HYALURONIC ACID
SERUM
HYDRATION
16 X 2.0ML
5
QUINTUPLE
ACTION
UNIQUE
HYALO
HYALO
HYALO
HYALO
ÉNERGÉTIQUE

Benefits:

●	REBALANCE - Hydrates the skin surface by forming a protection layer and keeps the skin moisturized even after cleansing.
●	RECOVER – Repairs the out-balanced lamellar layer to act as a barrier to prevent skin moisture from evaporation.
●	REGENERATE - Promotes the production of Type I pro-collagen and boost the skin’s own production of Hyaluronic Acid up to 3 times.
●	REHYDRATE - Nano-sized particles with high capacity of water-holding allows deep penetration and bestows moisture from inside the skin. Long-lasting moisture retention up to 72 hours.
●	REMODELLING - Proven to increase skin firmness +200% (cheek, under-eye and neck). Enhance skin viscoelasticity to improves skin roughness.

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ÉNERGÉTIQUE Mousse Facial Cleanser

Formulated with mild surface-active agents available on the market, this facial cleanser is designed to deliver a distinct cleansing benefits to consumers. The unique mousse like-foam delivers a comfortable and soft feeling of the skin during and after use without compromising the moisturizing level and viscoelastic properties of the skin.

Benefits:

1.	ALL SKIN TYPE

●	Hypoallergenic
●	Non-comedogenic

2.	BALANCE

●	pH-balanced formula with buffer capacity at pH 5.5 of the skin.

3.	COMFORTABLE

●	Mild to the skin and the eyes without irritating or drying your skin.
●	Comfortable and soft feeling – prolonged comfortability to your skin before and after use.

4.	DENSE

●	Mousse-like foam very fine porous foam and smooth skin-feel during use.

5.	EFFORTLESSLY

●	Easily remove light makeup, dirt and impurities.
●	Easy to rinse with no residual.

Our Business Model

We believe that the direct-selling channel is ideally suited to marketing our products, because sales of health solution and personal care products are strengthened by ongoing personal contact between retail consumers and distributors. This personal contact may enhance consumers’ nutritional and health education and motivate consumers to begin and maintain wellness and weight management programs. In addition, by using our products themselves, distributors can provide first-hand testimonials of product effectiveness, which can serve as a powerful sales tool.

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We are focused on building and maintaining our distributor network by offering financially rewarding and flexible career opportunities through the sale of quality, innovative products to health conscious consumers. We believe the income opportunity provided by our bonus program appeals to a broad cross-section of our members, particularly those seeking to supplement family income, start a home business or pursue entrepreneurial, full and part-time, employment opportunities. Our distributors, who are all independent third parties, profit from selling our products and also earning bonuses through performance of their network group, the establishment of their own network group and the performance of distributors recruited under their own network group. Top performing distributors with their own physical stores may also become stockists of the company, whereby they enjoy benefits such as maintaining a certain amount of the Company’s inventory in their store premises, with the requirement that all product sales are monitored through our centralized stock tracking system and accounted back to us. The stockists have the option of returning or exchanging any unsold inventory consigned to them.

We enable distributors to maximize their potential by providing a broad array of motivational, educational and support services. We motivate our distributors through our performance-based compensation plan, product-training seminars, workshops and participation in routine promotional activities.

We are committed to providing professionally designed educational training materials that our distributors can use to enhance recruitment and to maximize their sales. We conduct several training sessions per year to motivate our distributors. These training events teach our distributors not only how to develop invaluable business-building and leadership skills, but also how to differentiate our products with their consumers, including information sessions presented by in-house nutritional consultants.

Our corporate-sponsored training events provide a forum for distributors, who otherwise operate independently, to share ideas with us and each other. In addition we are also developing an e-marketing and e-trading platform allowing for marketing and trading of products to members, as well as online recruitment of new members and to provide direct sales to customers.

We are committed to providing our distributors with quality products to help them increase sales and recruit additional distributors. We leverage our team of in-house nutritional consultants with rich experience gained in the area of nutrition, in collaborating with our customers and clients to understand the health and wellness market via a process of consultative review. This review team is headed by the Head of Product Development. We then communicate our findings and proposals to third-party suppliers to improve formulations, to bring about new products for distributors and members who are ready to market to end-users.

We place a strong emphasis on the science of nutrition. We have obtained the appropriate authorizations from the Food Safety and Quality Division, and the National Pharmaceutical Regulatory Agency of the Ministry of Health, Malaysia for all our products. Whenever products are purchased for inventory replenishment, samples are randomly selected from every batch for testing at laboratories registered with the Ministry of Health Malaysia.

Our Customers

General

We provide health and wellness products and advisory services to health conscious customers in the Malaysian market. Such customers are able to enjoy membership discounts across all our products by becoming a member.

-Our distributors enjoy further discounts on all of our products. Besides our three sales branches located in Kuala Lumpur, Johor Bahru and Ipoh, our products are all distributed to customers and members by our distributors networks, which are comprised of three stockists who are also independent distributors, whose store premises are located in two other locations in Malaysia.

We believe that our products are particularly well-suited for direct distribution because the sale of health and nutrition products are strengthened by ongoing personal contact between retail customers and distributors. We believe our continued commitment to source quality science-based products will enhance our ability to attract new customer, as well as increase the productivity and retention of our distributors.

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Structure of the membership program

Our customers are able to become lifetime members by paying a one-time membership fee with the purchase of specific products. Doing so allows the customer to enjoy membership discounts on all our products.

Members who accumulate a predetermined amount of purchases are automatically promoted to become a distributor of the Company. Other than helping distributors achieve physical health and wellness through the use of our products, we offer our distributors, who are independent third parties, bonuses based on various performance factors. Distributors are required to maintain a predetermined amount of purchases per year in order to maintain their distributor status.

Top performing distributors with their own physical stores may also become stockists of the Company, whereby they enjoy benefits such as maintaining a certain amount of the Company’s inventory in their store premises. The stockists shall account to the Company for all products sales from their store premises as monitored through the Company’s centralized stock tracking system. The stockists shall have the option to either return or exchange the Company’s inventory consigned to them that are unsold.

The following table sets forth the number of members and distributors at the dates indicated:

	Number of Distributors	Number of Members	Total Number of Distributors and Members
As at June 30, 2020	56,061	45,104	101,165

Distributors’ and members’ earnings

Distributors and members earn profits from the sales of our products to customers. Distributors enjoy additional discounts compared to members, allowing them to earn higher direct profits through the differences in pricing when selling products they bought at distributors’ prices which are more favorable than member’s prices to customers.

Members are encouraged to build their respective network group. Members are promoted to distributors if they manage to recruit the requisite number of members; and the network group is able to achieve set sales targets. Other than preferential distributor pricing for the purchase of the Company’s products, distributors enjoy bonuses from the collective performance of their network group. There are several levels of distributors depending on the size and the collective sales performance of their respective network group. Each level affords bonus benefits in a different form in ascending order. A higher level distributor will be compensated with higher returns in the form of bonus entitlements.

Distributors and members motivation and training

We believe that motivation, inspiration and training are key elements in the success of sales via network group marketing. Together with our distributors and members, we have established a consistent schedule of gatherings to support those needs. We conduct several training sessions per year to educate and motivate our distributors and members. The training sessions are typically presented by in-house staff with suitable background in nutrition, in order to provide key nutrition information about our products, as well as providing workshops to promote presentation skills to attending participants.

Our Suppliers

Currently, all of our products are acquired from unrelated third parties located in Australia, the United States, Germany and Malaysia, and rebranded by us. Due to the high costs associated with research and development of nutrition and health products, we do not maintain any facilities to produce our products. We have no expenditures or expenses relating to research and development of our product. We leverage our team of in-house nutritional consultants with rich experience gained in the area of nutritionist work, in collaborating with our customers and clients to understand the health and wellness market via a process of consultative review. We then communicate our findings and proposals to third-party suppliers to improve formulations and to bring about new products for distributors and members who are ready to market to end-users.

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Sales Agreement with Agape S,E,A

Agape S.E.A Sdn Bhd is a dietary supplement company founded in Malaysia. We originally entered into the Sales Agreement with Agape S.E.A. Sdn Bhd, our largest supplier, in May 2018. Under the Sales Agreement we purchased dietary supplement products and skincare products from Agape S.E.A.

The following summarizes the major terms of the Sales Agreement with Agape S.E.A:

Sales of Goods:	The agreement stipulates the type of goods sold, transported and delivered, with a minimum quantity per order between 5,000 to 10,000 units per order.

Purchase price:	The agreement stipulates that the Company shall place order for goods using a purchase order. The purchase prices under the Sales Agreement are based on and in accordance with each purchase order. Agape S.E.A shall be responsible for all taxes in connection with the purchase of goods under the Sales Agreement.

Payment:	Payment for goods is due within seven days of the date of the Agape S.E.A’s invoice, which date will not be before the date of delivery of goods.

Delivery:	The delivery date and delivery destination of each purchase shall be determined by both parties in a purchase order. Agape S.E.A. shall deliver the goods in accordance with the terms and conditions specified separately in each purchase order, including without limitation the quantity and delivery date. The Company is responsible for freight insurance arising from shipment to a single delivery destination. For destinations outside of Malaysia, the Company is also responsible for freight, freight insurance, tariffs and custom clearance fees.

Risk of Loss:	Title to and risk of loss of the goods shall pass to the Company upon shipment of the goods.

Right of Inspection	The Company shall be allowed to examine the goods once received and shall do so within fourteen days after the receipt of the goods. In the event the Company discovers any damages, shortages or other nonconformance of the goods, the Company shall notify Agape S.E.A within fourteen days specifying the basis of the claim. In the event of nonconformance, the Company has the following options:

-retuning the goods for a replacement at Agape S.E.A’s expense;-returning the goods at Agape S.E.A’s expense for a credit of the full purchase price on future transactions; or-returning the goods at Agape S.E.A’s expense for a full refund of the purchase price.

Warranties:	The buyer acknowledges that it has not relied on, and that Agape S.E.A has not made any representations or warranties with respect to the quality or condition of the goods, and is purchasing the goods on an “as is” basis.

Security Interest:	The Company grants Agape S.E.A a security interest in the goods, until the Company has paid the seller in full for the goods.

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Seller Representations and Warranties:	Agape S.E.A warrants that the goods are free, and at the time of delivery will be free, from any security interest or other liens or encumbrances, and there are no outstanding titles or claims of title hostile to the rights of Agape S.E.A in the goods.

Limitation of Liability:	Agape S.E.A will not be liable for any indirect, special, consequential or punitive damages (including lost profits) arising out of or relating to this agreement or the transactions contemplated by it contemplates.

Assignment:	Neither party may not assign any of its rights or delegate any performance under the agreement, except with prior consent from the other party

Governing Law:	The terms of the agreement shall be governed by and construed in accordance with the laws of the State of England.

Breach/ Termination:	Each party has an obligation to notify the other party of any breach, and where the breach is rectifiable, the breaching party has 21 days from the date of notification of its breach to rectify.

Quality Control

At present, our products are predominately sold in Malaysia. As the contents and combination of the main ingredients in our ATP Zeta Health Program and BEAUNIQUE series are categorized as health food rather than medicines or drugs, all of our products require authorization from the Food Safety and Quality Division of the Ministry of Health, Malaysia according to the Food Act 1983 (ACT 281) & Regulations in order to be sold in the country. Accordingly, we have obtained the appropriate authorizations from the Food Safety and Quality Division of the Ministry of Health, Malaysia for all products in our ATP Zeta Health Program and BEAUNIQUE series.

Our ÉNERGÉTIQUE series is regulated under the Control of Drugs and Cosmetics Regulations 1984, the Ministry of Health, Malaysia. We have also obtained the appropriate authorizations for distribution and sale of the products.

Inventory

The Company operates a central warehouse at its head office in Kuala Lumpur, Malaysia, which typically maintains an inventory reserve of up to 6 months per product. Inventory is transferred to the Company’s sales branches via ordering through the Company’s centralized stock tracking system. Stockists of the Company are required to have physical stores, and enjoys the benefit of being able to store certain amount of inventory in their stores for convenience. The stockists shall account to the Company for all products sales from their store premises as monitored through the Company’s centralized stock tracking system. The stockists shall have the option to either return or exchange the Company’s inventory consigned to them that are unsold.

Warranty

Our products include a customer satisfaction guarantee. Under this guarantee, within 90 days of purchase, any customer who is not satisfied with our product for any reason may return it or any unused portion of it to the distributor from whom it was purchased for a full refund from the Company or credit toward the purchase of another product.

Historically, product returns have not been significant.

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E-commerce system

In order to facilitate our continued growth and to support distributor activities, we continually invest and upgrade our platforms. In 2019, we invested in an initiative to establish e-commerce through the setup of e-trading of our products on an existing Malaysian e-commerce trading platform. Our e-trading initiative will be actively promoted for online recruitment of new members by existing distributors and to provide direct sales to customers. Once the E-trading platform has provided tangible results in the Malaysia market, we intend to expand the platform to other geographic markets in order to duplicate its success. We also intend to approach online social influencers as part of our marketing strategy to promote our products and our e-commerce platform.

Intellectual Property

We consider trademarks, patents and copyrights to protect our intellectual property rights critical to our success. We are the registered owner of two trademarks, in Malaysia. We have recently applied to register an additional three trademarks in Malaysia. We are also the registered owner of five domain names, namely “agapeatpgroup.com”, “agapeatpcorporation.com”, “atpsummit.com”, “agapeatpgroup.my” and “agapeatpgroup.com.my.”

Employees

As at June 30, 2020 we had 35 employees (excluding our Directors). The following table sets forth the number of employees by function:

Function	Number of employees

Senior Management	1
Business Development Department	2
Finance Department	6
Human Resources Department	6
Operations Department	11
Product Development Department	3
Sales & Marketing Department	6
Total	35

Properties

We currently lease 5 properties ranging from approximately 2,500 to 11,900 square feet in Kuala Lumpur, Johor Bahru and Ipoh which primarily carry out the functions of a warehouse, office and sales branches in different regions of Malaysia.

Insurance

The Employees’ Social Security Act, 1969, Malaysia mandates employers and employees to make a monthly contribution to the Social Security Organisation, Malaysia, (“SOCSO”) for any employee who is employed for wages paid under a contract of service or apprenticeship with an employer for the purpose of providing social security protection to employees and their dependents against occupational injuries, including industrial accident, accident during emergency at the employers’ premises, occupational diseases and commuting accidents. Depending on the monthly wages earned by the employee, employers shall cause to be deducted from the respective employee’s wages, amounts that ranges between RM0.10 to RM19.75 for monthly wages between RM30 to RM4,000. The employers’ contribution correspond to the said rates are between RM0.4 to RM69.05. Rates applicable to both the employee and employer are fixed at the maximum rate of RM19.75 and RM69.05 respectively. Employees who have attained 60 years of age are not required to contribute to the scheme. The employer’s responsibility towards this group shall be at a reduced rate which ranges between MYR0.30 to RM49.40 for the said wage band.

Other than SOCSO, effective January 1, 2018, employees and employers in the private sector are mandated to contribute to an employment insurance system, (“EIS”) under the Employment Insurance System Act, 2017. Both the employee and employer shall contribute at an equal rate at 0.2% of the employee’s wages under the scheme, subject to a maximum monthly wage rate of RM4,000. No further contribution to the scheme is required from the employee or the employer for employees who have attained 60 years of age; and employees aged 57 and above who have no prior contributions are exempted.

We do not have any third-party liability insurance to cover claims in respect of personal injury or property or environmental damage arising from accidents on our property or relating to our operations. Such insurance is not mandatory according to the laws and regulations of Malaysia. We typically do not require our distributors to purchase insurance regarding their operations. We believe this practice is consistent with customary industry standards.

Legal Proceeding

We are not subjected to nor engaged in any litigation, arbitration or claim of material importance, and no litigation, arbitration or claim of material importance is known to us to be pending or threatened by or against our Company that would have a material adverse effect on our Company’s results of operations or financial condition.

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REGULATIONS

This section sets forth a summary of the most significant rules and regulations that affect our business activities in Malaysia or the rights of our stockholders to receive dividends and other distributions from us.

Regulations Related to Health and Wellness

The Food Act 1983 (Act 281) and the Food Regulations 1985

The primary legislations governing the various aspects of food safety and quality control in Malaysia are (i) the Food Act 1983 (Act 281) (“the 1983 Act”); and (ii) the Food Regulations 1985 (“the 1985 Regulations”), both under the purview of the Food Safety and Quality Division (FSQD) of the Ministry of Health, Malaysia. The ministry also oversees the implementation and enforcement of the legislations. The objective of the 1983 Act is to ensure that the public is protected from health hazards and fraud in the preparation, sale and use of foods and for matters incidental thereto or connected therewith.

The 1983 Act and the 1985 Regulations are applicable to all foods sold in the country either locally produced or imported, covers a broad spectrum from compositional standards to food additives, nutrient supplements, contaminants, packages and containers, food labelling, procedure for taking samples, food irradiation, and penalty.

The 1983 Act strictly prohibits food adulteration, food containing substances injurious to health and food unfit for human consumption. The legislation also ensures that consumer gets the right information from product labels; and that claims on food labels are legitimate.

Food as defined under the 1983 Act, includes every article manufactured, sold or represented for use as food or drink for human consumption or which enters into or is used in the composition, preparation, preservation, of any food or drink and includes confectionery, chewing substances and any ingredient of such food, drink, confectionery or chewing substances. This includes food for special dietary use for persons with specific diseases, disorders or medical conditions, and food which contain quantities of added nutrients allowable under the 1983 Act and the 1985 Regulations.

The general requirements on product labelling for food on sale provided under the 1985 Regulations are as follows:

(i)	All labels shall be durably marked on the material of the package or on material firmly attached to the package.

(ii)	All text should be in Bahasa Malaysia, i.e. the official language of Malaysia, if the food is produced, prepared or packaged in Malaysia. If the food is imported, all text should be in Bahasa Malaysia or English. In either case, translation into other languages may be included.

(iii)	Important particulars required on product labels are:

●	A description of the food containing the common name of its principal ingredients. In the case of mixed and blended food, the appropriate description that the contents are mixed or blended. Where the food contains beef or pork, or its derivatives, or lard, a statement to that effect. Alcohol where presence in the food should be clearly marked in capital bold-faced lettering of a non-serif character not smaller than 6 point, in the form, “CONTAINS ALCOHOL”. Where the food consists of two or more ingredients, other than water, food additives and added nutrient, the appropriate designation of each of those ingredients in descending order of proportion by weight, and wherever required by the 198s Regulations, a declaration of the proportion of such ingredient. Any ingredients known to cause hypersensitivity shall be declared on the label.

●	Quantity of the food package.

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●	The name and address of the manufacturer and packer, or the owner of the rights of manufacture or packing or the agent of any of them, for food manufactured or packed in Malaysia; and the additional information of the name and address of the importer in Malaysia and country of origin for imported food.

●	Depending on its composition, words such as “genetically modified (name of ingredient)”, “produced from genetically modified (name of ingredient)”, or “gene derived from (common name of such animal”) shall appear on the label.

●	Marked with the expiry date or the date of minimum durability of that food.

●	If the validity of date marking of food is dependent on its storage, then the storage direction of that food shall also be required on its label.

Further, based on the Guide to Nutrition Labelling and Claims, the nutritional information that must be declared on a product label are energy, protein, carbohydrate and fat. In addition, total sugars must also be declared for ready-to-drink beverages. Information on energy value is to be expressed as kcal (kilocalories) per 100 g or per 100 ml of the food or per package if the package contains only a single portion. In addition, the energy value should also be given for each serving of the food as quantified on the label. Besides kcal, energy value may also be expressed as kilojoule (kJ). The amount of protein, carbohydrate and fat should be expressed as g per 100 g or per 100 ml of the food or per package if the package contains only a single portion. In addition, the amount of these nutrients in the food should also be given for each serving of the food as quantified on the label.

Other than the mandatory nutrients, other nutrients may also be displayed on the nutrition label. These include vitamins and minerals, dietary fibre, sodium, cholesterol, fatty acids, amino acid, nucleotide and other food components.

Control of Drugs and Cosmetics Regulations 1984

The Malaysian government enacted the Control of Drugs and Cosmetics Regulations 1984 (“the 1984 Regulations”) to regulate the manufacture, sell, supply, import, possess or administer of cosmetics. The authority that oversee the 1984 Regulations is the National Pharmaceutical Regulatory Agency (“NPRA”) under the Ministry of Health, Malaysia. All cosmetics industry players who intend to manufacture or import any cosmetic, must apply the notification of cosmetics (“NOC”) through NPRA.

Pursuant to Regulation 18A of the 1984 Regulations, cosmetics cannot be manufactured or sold if:

(i)	The cosmetic has not been notified with the NPRA;

(ii)	The person is a not person who has been designated to place the notified cosmetics in the market;

(iii)	The cosmetic is a notified cosmetic but it has been mixed with poison (as defined by the Poisons Act 1952);

(iv)	The notified cosmetic has been mixed with a registered product;

(v)	The cosmetic is labelled with another name other than the name notified by the Director of Pharmaceutical Services;

(vi)	The cosmetic has been labelled in a way that does not comply with any directives/guidelines issued by the Director of Pharmaceutical Services;

(vii)	The cosmetic’s notification has been cancelled by the Director of Pharmaceutical Services; or

(viii)	The cosmetic is labelled with words, symbols or safety features that claim to be true but is otherwise.

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Regulations Related to Consumer Protection

Consumer Protection Act 1999 (Act 599)

The principal law for consumer protection in Malaysia is the Consumer Protection Act 1999 (Act 599) (“the 1999 Act”). The 1999 Act establishes various consumer protection mechanisms in Malaysia, and bridge gaps that may occur in other major laws, which may be inadequate in protecting consumers. The government agency which is primarily responsible for policy-making and law enforcement on consumer protection in Malaysia is the Ministry of Domestic Trade and Consumer Affairs (MDTCA). The MDTCA is also responsible for receiving consumer complaints and acts as a secretariat to the National Consumer Advisory Council (NCAC) – an institution established by the Minister of Domestic Trade and Consumer Affairs to advise him on any relevant consumer issues and the implementation of the 1999 Act.

The 1999 Act has undergone several amendments since its enactment to cover various emerging issues relating to consumers, including the inclusion unfair contract terms, inclusion of credit sale agreements of goods and the most recent amendment on 23 July 2019 related to Tribunal for Consumer Claims Malaysia. Amendments to this Act are to increase the jurisdiction limit of claim hearing from RM25,000.00 to RM50,000.00 and the increase of maximum penalty for non-compliance with the Tribunal’s award.

The 1999 Act covers almost every aspects of consumer protection; ranging from misleading and deceptive conducts, false representation and unfair practices; safety of goods and services; unfair contract terms; guarantees in respect of the supply of goods and services; and product liability; to the establishment, structure and functions of the National Consumer Advisory Council; the Committee on Advertisement; the Tribunals for Consumer Claims; and other matters related to enforcement, offences, remedies, and compensation.

Direct Sales and Anti-Pyramid Scheme Act 1993 (Act 500) and Regulations.

In Malaysia, network marketing is regulated by the Direct Sales and Anti-Pyramid Scheme Act 1993 (Act 500) (“the 1993 Act) and Regulations. The 1993 Act provides for the licensing of persons carrying on direct sales business, for the regulation of direct selling, for prohibiting pyramid scheme or arrangement, chain distribution scheme or arrangement, or any similar scheme or arrangement, and for other matters connected therewith. The implementation and enforcement of the 1993 Act is governed by the Ministry of Domestic Trade and Consumer Affairs.

Under the 1993 Act, subject to section 14 and 42 no person shall carry on any direct sales business unless it is a company incorporated under the Companies Act 1965 and holds a valid licence granted under Section 6. The Controller may grant licence under Section 6 of the 1993 Act with conditions and licensee shall comply with the any conditions of the licence imposed by the Controller. By virtue of Section 8 of the 1983 Act, the Controller has the power to revoke a licence granted if he is satisfied that there are grounds on which his power to revoke a licence is exercisable under subsection 8(1). In lieu of revocation of licence, the Controller may restrict the licence by:

(a)	Imposing limits on the duration of the licence;

(b)	Imposing conditions as he thinks desirable or expedient for the protection of the purchasers; or

(c)	Imposing both limits and conditions on the licence.

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We have the responsibility to ensure that our marketing plan is in compliance with the Direct Sales (Scheme and Conduct) Regulations 2001, not promoting pyramid scheme and have the following characteristics:

(a)	In the presentation of the direct sales scheme, a person who carries on any direct sales business shall not mislead participants by overemphasizing on disproportionately high bonus or bonus payout. Each participant shall be provided with sales kit that includes the marketing plan and code of conduct of the company.

(b)	Any person who carries on a direct sales business shall provide an incentive based on the volume or quantity of goods or services sold or distributed by each participant and not based on recruitment of persons into the scheme.

(c)	Participants not to purchase goods or services in an unreasonable amount. Each participant is required to purchase goods or service in an amount that can be expected to be resold or consumed within a reasonable period of time.

Regulations Related to Intellectual Property Rights

Intellectual property system in Malaysia is administered by the Intellectual Property Corporation of Malaysia (MyIPO), an agency under the Ministry of Domestic Trade and Consumer Affairs.

Trademarks Act 2019 (Act 815)

The Trademarks Act 2019 (Act 815) (“the 2019 Act”) officially came into force in Malaysia on 27 December 2019. The Act repealed the Trade Marks Act 1976 and is seen as opportune in enabling Malaysia to adhere not only to commercial demands and sophistication of the current era, but also to international standards and procedures. The Trademarks Regulations 2019 is also now in force having been gazetted in the Government Gazette on 27 December 2019.

Malaysia is also a member of various trademark-related treating, including:

(i)	Protocol relating to the Madrid Agreement concerning the International Registration of Marks since 27 December 2019;

(ii)	Nice Agreement concerning the International Classification of Goods and Services since 28 September 2007;

(iii)	Paris Convention for the Protection of Industrial Property since 1 January 1989; and

(iv)	Agreement on Trade-related Aspects of Intellectual Property Rights (TRIPS) since 1 January 1995.

The 2019 Act provides that any person who claims to be the bona fide proprietor of a trademark may apply for the registration of the trademark if:

(i)	the person is using or intends to use the trademark in the course of trade; or

(ii)	the person has authorised or intends to authorise another person to use the trademark in the course of trade.

The 2019 Act has also expanded the types of trademark recognized for registration to be more than just word, logo, numbers, name. signature, letter and to include shape of goods or their packaging, colour, sound, scent, hologram, positioning marks and sequence of motion of any combination thereof; provided that they must be signs capable of being represented graphically.

In general, Malaysia provides for protection for both registered and unregistered trademarks. Unregistered trademarks are protected under common law rights, particularly in the tort of passing off. In fact even during the examination of trademark, the Registrar shall refuse, under relative grounds of Section 24(4) of the 2019 Act, to register it if the mark’s use in Malaysia is prevented by virtue of any rule of law protecting an unregistered trademark or other sign used in the course of trade including the law of passing of.

The scope of trademark infringement and its exemptions has been substantially expanded by the 2019 Act. There could now be infringement even in the use of a similar mark on similar goods or services (as opposed to being identical). Liability will stick to secondary users who know or have reasons to believe that such use is without authorization of the trademark proprietor.

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Patents Act 1983 (Act 291) and Patents Regulations 1986

Patent protection in Malaysia is governed by the Patents Act 1983 (Act 291) (“the 1983 Act) and the Patents Regulations 1986 (“the 1986 Regulations”). As a signatory to both the Paris Convention for the Protection of Industrial Property 1883 and the Patent Cooperation Treaty, patent protection in Malaysia may be pursued via two different routes - one route being through the filing of a direct national application under the national patent law while the other is by way of a filing of an international patent application through the Patent Cooperation Treaty system.

The 1983 Act grants for two types of patents as follows :-

●	Standard Patent: The invention must be novel, must have an inventive step and must be industrially applicable. Duration of protection is for 20 years from date of filing of application.

●	Certificate of Utility Innovation: Generally same as standard patent except no inventive step is required.

However, not all inventions are patentable. Even if an invention satisfies all the criteria under 1983 Act, there are still exceptions. The following inventions are not patentable under Malaysian patent law:-

(i)	discoveries, scientific theories and mathematical methods;

(ii)	plant or animal varieties or essentially biological processes for the production of plants or animals not including man-made living microorganisms, micro-biological processes and the products of such microorganism processes;

(iii)	schemes, rules or methods for doing business, performing purely mental acts or playing games; and

(iv)	methods for the treatment of human or animal body by surgery or therapy, and diagnostic methods practised on the human or animal body (this provision does not apply to products used in any such methods).

The exclusive rights of the patent owner are to exploit the patented invention; assign or transmit the patent; and conclude licence contracts. Infringement occurs when unauthorised exploitation of the patented invention takes place. However, there is no contributory (or indirect) infringement of a Malaysian patent. Infringement proceedings must be taken by the patent owner within 5 years of the act(s) of infringement and 2 years in the case of a utility innovation certificate.

For a patent granted in respect of a product, infringement consists of :

(i)	making, importing, offering for sale, selling or using the product; and

(ii)	stocking such product for the purpose of offering for sale, selling or using.

For a patent granted in respect of a process, infringement consists of using the process; and doing any of the acts set out under (i) and (ii) above in respect of a product obtained directly by means of the process.

Copyright Act 1987 (Act 332)

Copyright protection in Malaysia is governed by the Copyright Act 1987 (Act 332) (“the 1987 Act) which provides comprehensive protection for copyrightable works. The 1987 Act outlines the nature of works eligible for copyright (which includes computer software), the scope of protection, and the manner in which the protection is accorded. A unique feature of the 1987 Act is the inclusion of provisions for enforcing the Act, which include such powers to enter premises suspected of having infringing copies and to search and seize infringing copies and contrivances. Malaysia is a signatory of the Berne Convention. Foreign works of non-Berne member countries are also protected if they are made in Malaysia and are published in Malaysia within thirty days of their first publication in the country of origin.

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Unlike trademarks, designs and patents (other intellectual property rights), there is no specific system of registration for copyright in Malaysia. Although copyright is a non-registrable right in Malaysia and enjoys automatic protection, ownership of copyright is difficult to establish. As such, proper documentation can be prepared to prove ownership. Copyright owners can claim ownership by way of a Statutory Declaration or by filing a Voluntary Notification at the MyIPO.

The definition of a literary work now includes table or compilations “whether or not expressed in words, figures or symbols and whether or not in a visible form”. The owner of copyright in a work including a derivative work, will have the exclusive right to control “the transmission of a work through wire or wireless means to the public, including the making available of a work to the public in such a way that members of the public may access the work from a place and at a time individually chosen by them”.

It is also an infringement of copyright to circumvent any effective technological measures aimed at restricting access to works, removal or alteration of any electronic rights management information without authority, or distribution, importation for distribution or communication to the public, without authority, works or copies of works in respect of which electronic rights management information has been removed or altered without authority.

Regulations Related to Employment and Social Security

Employment Act 1955 (Act 265)

The Employment Act 1955 (Act 265) (“the 1955 Act) is the primary legislation on labour matters in Malaysia. The 1955 Act provides for minimum work requirements and benefits of employment, such as maximum working hours, overtime entitlement, leave entitlement, maternity protection and termination benefits. The 1955 Act applies only to employees earning a monthly wages of not more than RM2,000.00 or to employees, irrespective of their monthly wages, who are engaged in manual labour, including artisan or apprentice, or who are engaged in the operation of maintenance of mechanically propelled vehicles operated for the transport of passengers or goods or for commercial purposes, or who supervise or oversee other employees engaged in manual labour or who are engaged in any capacity in any vessel registered in Malaysia or who are engaged as domestic servant.

Children and Young Persons (Employment) Act 1966 (Act 350)

Children and Young Person (Employment) Act 1996 (Act 350) (“the 1996 Act”) prohibits children from working near hazardous and poisonous material. The 1996 Act defines a “child” is a person who is under the age of fifteen years and a “young person” is a person who is fifteen or older, but below the age of eighteen years. The 1996 Act goes on to provide the minimum working hours for a child and young person. Further, under 1996 Act no child or young person shall be, or be required or permitted to be, engaged in any employment contrary to the provisions of the Factories and Machinery Act 1967 (Act 139), the Occupational Safety and Health Act 1994 (Act 514) or the Electricity Supply Act 1990 (Act 447) or in any employment requiring him to work underground. Any person contravening the provisions under the 1996 Act shall be guilty of an offense and shall be liable on conviction to imprisonment of not exceeding 2 years or to fine not exceeding RM50,000 or to both; and for repeat offenders, shall be liable on conviction to imprisonment of not exceeding 5 years or to fine not exceeding RM100,000 or to both.

Employees’ Provident Fund Act 1991 (Act 452)

The Employees’ Provident Fund Act 1991 (Act 452) (“the 1991 Act”) imposes the statutory obligations on employers and employees to make contribution towards the Employees Provident Fund, which is essentially a fund established as a scheme of savings for employees’ retirement and the management of savings for the retirement purposes. Under the 1991 Act, any employer who fails to pay the necessary contributions shall be liable to imprisonment for a term not exceeding three years or to a fine not exceeding ten thousand ringgit or to both.

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Employee’ Social Security Act 1969 (Act 4)

The Employee’s Social Security Act 1969 (Act 4) (“the 1969 Act’) was implemented to provide protection for employees and their families against economic and social distress in situations where the employees sustain injury or death. The schemes of social security under the 1969 Act are administered by Social Security Organization (“SOCSO”) and are financed by compulsory contributions made by the employers and the employees. Under the 1969 Act, any person who fails to make contribution shall be all be punishable with imprisonment for a term which may extend to two years, or with fine not exceeding ten thousand ringgit, or with both.

Employment Insurance System Act 2017 (Act 800)

SOCSO reached a milestone when the Employment Insurance System Act 2017 (Act 800) was introduced and enforced from 28 December 2017 with the aim to provide protection and assist workers who have lost employment through two (2) main components namely, the Employment Insurance and Active Labour Market Policies. The Employment Insurance System (EIS) provides protection to workers who have lost their employment through income replacement, reskilling and upskilling training to enhance their employability as well as employment services so that they can secure other suitable jobs fast.

Regulation Related to Taxation

Income Tax Act 1967 (Act 53)

The Income Tax Act 1967 (Act 53) (“the 1967 Act”) imposes a tax, known as income tax, for each year of assessment upon the income accruing in or derived from Malaysia, or received in Malaysia from other countries. A company is a tax resident in Malaysia if its management or control is exercised in Malaysia and generally, the place where directors’ meetings are held concerning management and control of the company are considered in determining where the management and control of the company is exercised.

Under the 1967 Act, any person who makes an incorrect tax return by omitting or understating income or gives incorrect information affecting chargeability to tax otherwise than in good faith shall be guilty of an offence and shall upon conviction be liable to a fine not less than RM1,000.00 and not more than RM10,000.00 and shall pay a special penalty of double the amount of tax which had been undercharged.

Regulation Related to Foreign Exchange Control

Financial Services Act 2013 (Act 758)

The Financial Services Act 2013 (Act 758) provides regulation and supervision of financial institutions, payment systems and other relevant entities and the oversight of the money market and foreign exchange market to promote financial stability and for related, consequential or incidental matters.

Pursuant to the Foreign Exchange Administration Rules, a resident entity with domestic ringgit is only allowed to invest abroad up to RM50 million per calendar year (“the Maximum Foreign Investment”). For the avoidance of doubt, the limit of such Maximum Foreign Investment applies to the resident entities within the group of companies. As such, if our operating subsidiaries intend to invest exceeding the Maximum Foreign Investment, we are required to seek approval from the controller of Foreign Exchange, Central Bank of Malaysia.

Notwithstanding the above, the Foreign Exchange Administration Rules allows non-residents to remit out divestment proceeds, profits, dividends or any income arising from investments in Malaysia. Repatriation, however, must be made in foreign currency.

Regulation Related to Competition Law

Competition Act 2010 (Act 712)

In Malaysia, under the Competition Act 2010 (Act 712) (“the 2010 Act), such provisions may be considered to be anti-competitive if they are found to significantly prevent, restrict or distort competition in any market for goods or services. The 2010 Act is regulated by the Malaysia Competition Commission (“MyCC”), an independent body established under the Competition Commission Act 2010 (Act 713) to enforce the 2010 Act. The Competition Commission Act 2010 empowers MyCC to carry out functions such as implement and enforce the provisions of the 2010 Act, issue guidelines in relation to the implementation and enforcement of the competition laws, act as advocate for competition matters; carry out general studies in relation to issues connected with competition in the Malaysian economy or particular sectors of the Malaysian economy; inform and educate the public regarding the ways in which competition may benefit consumers in and the economy of Malaysia.

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The 2010 Act prohibits horizontal or vertical agreements between enterprises that either the object or effect of significantly preventing, restricting or distorting competition in Malaysia. This is referred to as “Chapter One Prohibition”. MyCC has indicated in its “Guidelines on Chapter 1 Prohibition” that in general, anti-competitive agreements will not be considered “significant” if:

(i)	the parties to the agreement are competitors who are in the same market and their combined market share of the relevant market does not exceed 20%’ or
(ii)	the parties to the agreement are not competitors and their individual market share in relevant market is not more than 25%.

Further, the 2010 Act also prohibits enterprises from abusing their “dominant position” in a market. This is referred to as the “Chapter Two Prohibition”. The term “dominant position “refers to one or more enterprises possessing such significant power in a market that they are able to adjust prices, outputs, or trading terms without effective constraint from competitors or potential competitors. There are no specific thresholds for abuse of a dominant position However, the following are the types of abuses prohibited under the 2010 Act; (i) predatory behaviour (for example, margin squeeze, and predatory pricing); (ii) refusal to supply; (iii) buying up scarce supply; and (iv) limiting output.

Pursuant to MyCC “Guidelines on Chapter 2 Prohibition”, market share above 60% would be indicative that an enterprise is dominant. Nevertheless, market share shall not by itself be regarded as conclusive of dominance and other factors will be taken into account is assessing whether an enterprise is dominant.

In there is any infringement with the 2010 Act, MyCC may (i) require that the infringement be ceased immediately; (ii) specify steps which are required to be taken by the infringing enterprise(s) to bring the infringement to an end; (iii) impose financial penalties which could, for example, be 10% of the worldwide turnover of the relevant enterprise over the period during which an infringement occurred; or (iv) take any number of other actions, including imposing sanctions and penalties, as they deem appropriate.

Regulation Related to Establishment, Operation and Management of Malaysia Subsidiaries

Companies Act 2016 (Act 777)

The Companies Act 2016 (Act 777) (“the 2016 Act”) stipulates that a company must be registered with the Companies Commission Malaysia in order to engage in any business activity. Under the 2016 Act, a company shall have - (a) a name; (b) one or more members, having limited or unlimited liability for the obligations of the company; (c) in the case of a company limited by shares, one or more shares; and (d) one or more directors. With the liberalization in Malaysia equity policy, foreign companies/investors generally could hold 100% equity in majority industries except for strategic sectors of national interest such as water, telecommunications, ports, and energy. For every industry, there are specific sector regulations issued by the relevant governmental departments. These include regulations that could impose restrictions on the foreign ownership of equity of a company, require higher paid up capital requirements and also prior regulatory approval before the commencement of business operations. However, limits on foreign ownership do remain in place across many sectors such as telecommunications, oil & gas, tourism, wholesale and retail distributive trade, and financial services. A corporation is a “wholly-owned subsidiary” of another corporation if it has no members except— (a) that other corporation or its nominee; or (b) a wholly-owned subsidiary of that other corporation or its nominee. Private companies require a minimum of one director. A director shall ordinarily reside in Malaysia by having a principal place of residence in Malaysia.

Pursuant to the 2016 Act, appointment of an auditor is mandatory. However, the Registrar may exempt private companies from appointing an auditor where the Company is dormant, a zero-revenue company or a threshold-qualified company. Companies that elect to be exempted from audit must still lodge unaudited financial statements and the required statutory certificates with the Registrar of Companies. Since the coming into effect of the 2016 Act, private companies are no longer obligated to convene annual general meetings. However, shareholders have the right to request for the directors of the company to convene a general meeting. This right is however subject to the requirements in Section 311 of the 2016 Act.

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MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus:

Directors and Executive Officers	Age	Position/ Title
How Kok Choong	56	Chief Executive Officer, Chairman of the board of Directors and Secretary
[*]	[*]	Director
[*]	[*]	Chief Operating Officer
[*]	[*]	Chief Financial Officer
[*]*	[*]	Independent Director Nominee
[*]*	[*]	Independent Director Nominee
[*]*	[*]	Independent Director Nominee

*	Each of Mr. [*], Mr. [*] and Mr. [*] has accepted our appointment to be our independent director, effective upon the SEC’s declaration of effectiveness of our registration statement on Form S-1, of which this prospectus is a part.

Mr. How Kok Choong is our founder and serves as our Chief Executive Officer, the Chairman of the Board of Directors and Secretary. Mr. How is primarily responsible for overall development and business strategies, financial, administrative and human resources affairs of the Company. Mr. How has more than 20 years of experience in the senior management roles in the health and wellness industry. From 1987 to 2016, Mr. How was with the San Hin Group of Companies and his last position held was the group chief executive officer for the group. Since August 2003, Mr. How began to work for AGAPE Superior Living International Group as the global president, and continues to hold this position. Further, since September 2009, Mr. How has worked for TH3 Holdings Sdn Bhd as president. Mr. How obtained a master’s degree and a doctorate degree in Business Administrative from Newport University, USA in December 1997 and December 2000, respectively. In Malaysia, Mr. How Kok Choong was recognized by the Junior Chamber Malaysia (JCM) as an Outstanding Young Malaysian 2003, and was awarded the title of Justice of Peace of Malaysia since 2005. Mr. How Kok Choong received the Outstanding Asian Community Contribution Award in 2011, Malaysia Top Team 50 Enterprise Award in 2011 and 2016, The Contributor Award (Medical and Health Research) in 2012, “Man of The Year” in Worldwide Excellence Award in 2015, “Man of The Year” in McMillan Global Award in 2016, The Distinguished Asia Pacific Outstanding Entrepreneur Lifetime Achievement Award in 2019, World Outstanding Chinese Entrepreneur Lifetime Award in 2019 and Certified Professional Trainer of The International Professional Managers Association in 2019.

Mr. [*] serves as our Director. Mr. [*] has more than [*] years of experience in [*]. Mr. [*] has worked for [Company name] as a [role] since [date]. From [*] to [*], Mr. [*] worked for [Company name] as [role]. Mr. [*] received a [degree’s name] from [University’s name] in [date].

Mr. [*] serves as our Chief Operating Officer. Mr. [*] has more than [*] years of experience in [*]. Mr. [*] has worked for [Company name] as a [role] since [date]. From [*] to [*], Mr. [*] worked for [Company name] as [role]. Mr. [*] received a [degree’s name] from [University’s name] in [date].

Mr. [*] serves as our Chief Financial Officer. Mr. [*] has more than [*] years of experience in [*]. Mr. [*] has worked for [Company name] as a [role] since [date]. From [*] to [*], Mr. [*] worked for [Company name] as [role]. Mr. [*] received a [degree’s name] from [University’s name] in [date].

Mr. [*] will serve as our independent Director effective upon the SEC’s declaration of effectiveness of our registration statement on Form S-1. Mr. [*] has more than [*] years of experience in [*]. Mr. [*] has worked for [Company name] as a [role] since [date]. From [*] to [*], Mr. [*] worked for [Company name] as [role]. Mr. [*] received a [degree’s name] from [University’s name] in [date].

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Mr. [*] will serve as our independent Director effective upon the SEC’s declaration of effectiveness of our registration statement on Form S-1. Mr. [*] has more than [*] years of experience in [*]. Mr. [*] has worked for [Company name] as a [role] since [date]. From [*] to [*], Mr. [*] worked for [Company name] as [role]. Mr. [*] received a [degree’s name] from [University’s name] in [date].

Mr. [*] will serve as our independent Director effective upon the SEC’s declaration of effectiveness of our registration statement on Form S-1. Mr. [*] has more than [*] years of experience in [*]. Mr. [*] has worked for [Company name] as a [role] since [date]. From [*] to [*], Mr. [*] worked for [Company name] as [role]. Mr. [*] received a [degree’s name] from [University’s name] in [date].

Employment Agreements

We have entered into employment agreements with all of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon advance written notice or payment in-lieu of notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time upon advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors and the shareholders voting by ordinary resolution.

Compensation of Directors and Executive Officers

For the years ended December 31, 2019 and 2018, we paid an aggregate of approximately Nil and Nil, respectively, in cash and benefits to our executive officers. We do not have a share incentive program to provide for grants of awards to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

Board of Directors and Committees

Our board of directors will consist of five directors, including [three] independent directors. We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form S-1, of which this prospectus is a part: an audit committee, a compensation committee and a nominating and corporate governance committee. We intend to adopt and approve a charter for each of the three committees prior to consummation of this offering. Each of the committees of the board of directors shall have the composition and responsibilities described below.

Audit Committee

Mr. [*], Mr. [*] and Mr. [*] will be the members of our Audit Committee where Mr. [*] shall serve as the chairman. All proposed members of our Audit Committee will satisfy the independence standards promulgated by the SEC and by [NASDAQ/NYSE] as such standards apply specifically to members of audit committees.

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We intend to adopt and approve a charter for the Audit Committee prior to consummation of this offering. In accordance with our Audit Committee’s Charter, our Audit Committee shall perform several functions, including:

●	evaluate the independence and performance of, and assess the qualifications of, our independent auditor, and engage such independent auditor;

●	approve the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services, and approve in advance any non-audit service to be provided by the independent auditor;

●	monitor the independence of the independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;

●	reviewing our financial statements and our management’s discussion and analysis of financial condition and results of operations to be included in our annual and quarterly reports to be filed with the SEC;

●	oversee all aspects our systems of internal accounting control and corporate governance functions on behalf of the board;

●	review and approve in advance any proposed related-party transactions and report to the full board of directors on any approved transactions; and

●	provide oversight assistance in connection with legal, ethical and risk management compliance programs established by management and the board of directors, including Sarbanes-Oxley Act implementation, and make recommendations to the board of directors regarding corporate governance issues and policy decisions.

It is determined that Mr. [*] possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC.

Compensation Committee

Mr. [*], Mr. [*] and Mr. [*] will be the members of our Compensation Committee where Mr. [*]shall be the chairman. All proposed members of our Compensation Committee will be qualified as independent under the current definition promulgated by [NASDAQ/NYSE]. We intend to adopt and approve a charter for the Compensation Committee prior to consummation of this offering. In accordance with the Compensation Committee’s Charter, the Compensation Committee shall be responsible for overseeing and making recommendations to the board of directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

Nominating and Governance Committee

Mr. [*], Mr. [*] and Mr. [*] will be the members of our Nominating and Governance Committee where Mr. [*] shall serve as the chairman. All proposed members of our Nominating and Governance Committee will be qualified as independent under the current definition promulgated by [NASDAQ/NYSE]. The board of directors intends to adopt and approve a charter for the Nominating and Governance Committee prior to consummation of this offering. In accordance with the Nominating and Governance Committee’s Charter, the Nominating and Corporate Governance Committee shall be responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies.

Director Independence

Our board of directors reviewed the materiality of any relationship that each of our proposed directors has with us, either directly or indirectly. Based on this review, it is determined that Mr. [*], Mr. [*] and Mr. [*] will be “independent directors” as defined by [NASDAQ/NYSE]. In addition, as required by [Nasdaq and NYSE] rules, our board of directors has made a subjective determination as to each independent director that no relationships exist, which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management.

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Family Relationships

There is no family relationship among any of our directors or executive officers.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors, or the Board, is primarily responsible for overseeing our risk management processes on behalf of our company. The Board receives and reviews periodic reports from management, auditors, legal counsel, and others, as considered appropriate regarding our company’s assessment of risks. In addition, the Board focuses on the most significant risks facing our company and our company’s general risk management strategy, and also ensures that risks undertaken by our company are consistent with the board’s appetite for risk. While the Board oversees our company’s risk management, management is responsible for day-to-day risk management processes. We believe this division of responsibilities is the most effective approach for addressing the risks facing our company and that our board leadership structure supports this approach.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers on our board of directors or compensation committee.

Code of Ethics

We have a code of ethics that applies to all of our employees, including our principal executive officer, principal financial officer and principal accounting officer, and the Board. A copy of this code is available in our employee handbook and under the “About Us – Code of Conduct” section of our website at www.agapeatpgroup.com. In addition, we intend to post on our website all disclosures that are required by law or the listing standards of our applicable trading market concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

Involvement in Certain Legal Proceedings

To our knowledge, our directors and executive officers have not been involved in any of the following events during the past ten years:

●	any bankruptcy petition filed by or against such person or any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

●	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

●	being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting his involvement in any type of business, securities or banking activities or to be associated with any person practicing in banking or securities activities;

●	being found by a court of competent jurisdiction in a civil action, the SEC or the Commodity Futures Trading Commission to have violated a Federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

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●	being subject of, or a party to, any Federal or state judicial or administrative order, judgment decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of any Federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●	being subject of or party to any sanction or order, not subsequently reversed, suspended, or vacated, of any self-regulatory organization, any registered entity or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Involvement in Certain Legal Proceedings

To our knowledge, our directors and executive officers have not been involved in any of the following events during the past ten years:

●	any bankruptcy petition filed by or against such person or any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

●	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

●	being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting his involvement in any type of business, securities or banking activities or to be associated with any person practicing in banking or securities activities;

●	being found by a court of competent jurisdiction in a civil action, the SEC or the Commodity Futures Trading Commission to have violated a Federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●	being subject of, or a party to, any Federal or state judicial or administrative order, judgment decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of any Federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●	being subject of or party to any sanction or order, not subsequently reversed, suspended, or vacated, of any self-regulatory organization, any registered entity or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

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EXECUTIVE AND DIRECTOR COMPENSATION

Executive Officers’ Compensation

The following table sets forth information concerning the annual and long-term compensation earned by or paid to our Chief Executive Officer and to other persons who served as executive officers as at and/or during the transition period from July 1, 2019 to December 31, 2019 and fiscal year ended June 30, 2019 or who earned compensation exceeding $100,000 during the transition period from July 1, 2019 to December 31, 2019 and fiscal year ended June 30, 2019, or the named executive officers, for services as executive officers for the said transition period or fiscal year.

Summary Compensation Table

Name and Principal Position	Fiscal Year(1)	Salary	Stock Award	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Non- Qualified Deferred Compensation Earnings	All Other Compensation	Total
		($)	($)	($)	($)	($)	($)	($)
How Kok Choong	2019	—	—	—	—	—	—	—
Chief Executive Officer, Chairman of the Board of Directors, Director and Secretary	2018	—	—	—	—	—	—	—

[*]	2019	[*]	[*]	[*]	[*]	[*]	[*]	[*]
Chief Financial Officer	2018	[*]	[*]	[*]	[*]	[*]	[*]	[*]

[*]	2019	[*]	[*]	[*]	[*]	[*]	[*]	[*]
Chief Operating Officer	2018	[*]	[*]	[*]	[*]	[*]	[*]	[*]

Note:

1. Transition period from July 1, 2019 to December 31, 2019.

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Employment Agreements

How Kok Choong

Mr. How currently devotes approximately 90% per week of his time to manage the affairs of the Company. He has agreed to work with no remuneration nor drawn any (i) bonus; (ii) stock compensation; (iii) option awards; (iv) non-equity incentive plan compensation; (v) non-qualified deferred compensation earnings; and (vi) any other compensations until such time as the Company receives significant revenues necessary to provide management salaries.] At this time, we cannot accurately estimate when significant revenues will occur to implement this compensation, or what the amount of the compensation will be.

[*]

On [*], we entered into an Executive Employment Agreement with Mr. [*], our Chief Financial Officer. Pursuant to the agreement, Mr. [*] will be employed as Chief Operating Officer through [*], unless earlier terminated pursuant to the terms of the agreement. During the term of the agreement, Mr. [*] will be entitled to a base salary at the annualized rate of $[*] and will be eligible for a discretionary performance bonus, equity awards and to participate in employee benefits plans as [*] may institute from time to time at the discretion of its Board of Directors. Pursuant to the agreement, Mr. [*] may be terminated for “cause” as defined and Mr. [*] may resign for “good reason” as defined. In the event Mr. [*] is terminated without cause or resigns for good reason, we will be required to pay Mr. [*] all accrued salary and bonuses, reimbursement for all business expenses and Mr. [*]’s salary for one year. In the event Mr. [*] is terminated with cause, resigns without good reason, dies or is disabled, [*] will be required to pay Mr. [*] all accrued salary and bonuses and reimbursement for all business expenses. Under the agreement Mr. [*] is subject to confidentiality, non-compete and non-solicitation restrictions.

[*]

On [*], we entered into an Executive Employment Agreement with [*], our Chief Operating Officer. Pursuant to the agreement, Mr. [*] will be employed as Chief Operating Officer through [*], unless earlier terminated pursuant to the terms of the agreement. During the term of the agreement, Mr. [*] will be entitled to a base salary at the annualized rate of $[*] and will be eligible for a discretionary performance bonus, equity awards and to participate in employee benefits plans as [*] may institute from time to time at the discretion of its Board of Directors. Pursuant to the agreement, Mr. [*] may be terminated for “cause” as defined and Mr. [*] may resign for “good reason” as defined. In the event Mr. [*] is terminated without cause or resigns for good reason, we will be required to pay Mr. [*] all accrued salary and bonuses, reimbursement for all business expenses and Mr. [*]’s salary for one year. In the event Mr. [*] is terminated with cause, resigns without good reason, dies or is disabled, [*] will be required to pay Mr. [*] all accrued salary and bonuses and reimbursement for all business expenses. Under the agreement Mr. [*] is subject to confidentiality, non-compete and non-solicitation restrictions.

Incentive Bonus

The Board may grant incentive bonuses to our executive officer and/or future executive officers in its sole discretion, if the Board of Directors believes such bonuses are in the Company’s best interest, after analyzing our current business objectives and growth, if any, and the amount of revenue we are able to generate each month, which revenue is a direct result of the actions and ability of such executives.

Option Exercises and Stock Vested

We have not granted any stock options to our executive officers since our incorporation .

Long-term, Stock Based Compensation

In order to attract, retain and motivate executive talent necessary to support the Company’s long-term business strategy we may award our executive and any future executives with long-term, stock-based compensation in the future, at the sole discretion of our Board of Directors, which we do not currently have any immediate plans to award. We have not granted any stock options to our executive officers since our incorporation .

No Pension Benefits

We do not maintain any plan that provide for payments or other benefits to our executive officers at, following or in connection with retirement and including, without limitation, any tax-qualified defined benefit plans or supplemental executive retirement plans.

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No Nonqualified Deferred Compensation

We do not maintain any defined contribution or other plan that provides for the deferral of compensation on a basis that is not tax-qualified.

Director Compensation

Name	Fees Earned or Paid in Cash $	Stock Awards $	Option Awards $	Non-equity Incentive Plan Compensation $	Change in Pension Value and Non-Qualified Deferred Compensation Earnings	All Other Compensation $	Total $*
How Kok Choong	—	—	—	—	—	—	—
[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]
[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]
[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]
[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]

On [*], Mr. [*] was appointed to the Board of Directors of our company to serve as director. Mr. [*] entered into an agreement pursuant to which he will serve as a director. During the term of the agreement, Mr. [*] will be entitled to a base salary at the annualized rate of $[*]. Pursuant to the agreement, Mr. [*] will be employed as a director for an initial fixed term of 3 years with immediate effect from the closing of this offering, unless earlier terminated pursuant to the terms of the agreement. Pursuant to the agreement, Mr. [*] may be terminated for “cause” as defined and Mr. [*] may resign upon the provision of a prior notice in writing not less than three (3) months to the Company or payment in lieu of notice at any time.

On [*], Mr. [*], Mr. [*] and Mr. [*] were appointed to the Board of Directors of our company to serve as independent directors. Mr. [*], Mr. [*] and Mr. [*] entered into agreements pursuant to which they will serve as independent directors. During the term of the agreement, Mr. [*], Mr. [*] and Mr. [*] will be entitled to a base salary at the annualized rate of $[*].

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CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

SEC rules require us to disclose any transaction since the beginning of our last fiscal year or any currently proposed transaction in which we are a participant in which the amount involved exceeded or will exceed $120,000 and in which any related person has or will have a direct or indirect material interest. A related person is any executive officer, director, nominee for director, or holder of 5% or more of our common stock, or an immediate family member of any of those persons.

On May 8, 2020, the Company acquired approximately 99.99% of the issued share capital of Agape Superior Living Sdn Bhd from Mr. How Kok Choong. Mr. How received an aggregate consideration of $1,714,003, which was determined based on the net asset carrying value of ASL as at March 31, 2020. The aggregate consideration was satisfied by (i) the offset of the consideration whereby the Company has a loan receivable of $656,495 as of March 31, 2020 due from Mr. How; and (ii) the allotment and issue of the common stock of the Company. The Company allotted and issued 162,694 shares of the Company’s common stock, each with a par value $0.0001, representing approximately 0.0432% of the total issued and outstanding shares in the Company after the issuance of the shares, which was valued at $1,057,508 based on the closing price of $6.50 of the Company as quoted on the OTC Market on March 31, 2020.

On July 1, 2020, the Company and Mr. How Kok Choong agreed to amend the Share Exchange agreement and enter into a supplemental agreement share exchange agreement (the “Supplemental Share Exchange Agreement”). In accordance with Supplemental Share Exchange Agreement, Mr. How received an aggregate consideration of $1,804,046, which was determined based on the net asset carrying value of ASL as at March 31, 2020. The aggregate consideration shall be satisfied by (i) the offset of the consideration whereby the Company has a loan receivable of $656,495 as of March 31, 2020 due from Mr. How; and (ii) the allotment and issuance of common stock of the Company. The Company allotted and issued 176,547 shares of the Company’s common stock, par value $0.0001 (the “Shares”), representing approximately 0.0469% of the total issued and outstanding shares in the Company after the issuance of the Shares, which is valued at $1,147,551 based on the closing price of $6.50 of the Company as quoted on the OTC Market on March 31, 2020.

*HKC Holdings Sdn Bhd is owned and controlled by How Kok Choong who is our executive officer and director. As such, HKC Holdings Sdn Bhd. is regarded a related party.

With regards to all of the above transactions we claim an exemption from registration afforded by Section 4a(2) and/or Regulation S of the Securities Act of 1933, as amended (“Regulation S”) due to the fact that the issuance of stock was made to non-U.S. persons (as defined under Rule 902 section (k)(2)(i) of Regulation S), pursuant an offshore transactions, and no directed selling efforts were made in the United States by the issuer, a distributor, any of their respective affiliates, or any person acting on behalf of any of the foregoing.

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The Company’s related party list and relationship are as follows:

Related parties	Relationships

Agape S.E.A. Sdn Bhd(1)	Mr. How Kok Choong, the CEO and director of the Company is also the sole shareholder and director of Agape S.E.A. Sdn Bhd

Notes:

1.	On May 8, 2020, the Company acquired approximately 99.99% of the issued share capital of Agape Superior Living Sdn Bhd, the primary beneficiary of Agape S.E.A. Sdn Bhd from Mr. How Kok Choong.

Related party transactions for the three months ended March 31, 2020 and 2019; and as of March 31, 2020, and December 31, 2019 are as per table below:

	For the three months ended		As of
	March 31, 2020	March 31, 2019	March 31, 2020	December 31, 2019
	(Unaudited)	(Unaudited)	(Unaudited)
	Revenue		Accounts Receivable, Trade

Agape S.E.A. Sdn Bhd	$-	$464,297	$523,141	$520,786

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Related party transactions as of and for six months ended December 31, 2019 and 2018 are as per table below:

	For the six months ended		As of
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
		(Unaudited)		(Unaudited)
	Revenue		Accounts Receivable, Trade

Agape S.E.A. Sdn Bhd	$429,362	$685,288	$520,786	$-

Related party transactions as of and for years ended June 30, 2019 and 2018 are as per table below:

	Years ended		As of
	June 30, 2019	June 30, 2018	June 30, 2019
	Revenue		Accounts Receivable, Trade
Agape S.E.A. Sdn Bhd	$1,546,057	$487,005	$433,338

In addition, as of December 31, 2019, June 30, 2019 and December 31, 2018, our chief executive officer, chairman of the board of Directors, Director and secretary, Mr. How Kok Choong, advanced $3,952, $3,938 and $3,921, respectively to the Company, which is unsecured, interest-free with no fixed repayment term, for working capital purpose. Imputed interest is considered insignificant.

* How Kok Choong has acted as the sole promoter of the Company since inception. He has not been provided any form of compensation as of the date of this registration statement.

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PRINCIPAL STOCKHOLDERS

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. In accordance with SEC rules, shares of our common stock which may be acquired upon exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days of the date of the applicable table below are deemed beneficially owned by the holders of such options and warrants and are deemed outstanding for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage of ownership of any other person. Subject to community property laws, where applicable, the persons or entities named in the tables below have sole voting and investment power with respect to all shares of our common stock indicated as beneficially owned by them.

The following table sets forth certain information, as of July 6, 2020 with respect to the beneficial ownership of the outstanding common stock by (i) any holder of more than five (5%) percent; (ii) each of our executive officers and directors; and (iii) our directors and executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Name of Beneficial Owner (1)	Common Stock Beneficially Owned	Percentage of Common Stock (1)	Voting Shares of Preferred Stock	Preferred Stock Voting Percentage Beneficially Owned	Total Voting Percentage Beneficially Owned
How Kok Choong, Chief Executive Officer, Secretary, and Director; collectively this includes HKC Holdings Sdn Bhd (2) (3)*	254,597,547	67.63%	-	-	67.63%
5% Shareholders:
HKC Talent Limited (4)	50,000,000	8%	-	-	13.28%
All officers and directors as a group	254,597,547	67.63%	-	-	67.63%

* Officer and/or director of the company.

(1)	Applicable percentage ownership is based on 376,452,047 shares of common stock issued and outstanding and 200,000,000 preferred shares authorized but none were issued and outstanding as of July 6, 2020. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.

(2)	The address of How Kok Choong is c/o Agape ATP Corporation, 1705 – 1708, Level 17, Tower 2, Faber Towers, Jalan Desa Bahagia, Taman Desa, 58100 Kuala Lumpur, Malaysia.

(3)	HKC Holdings Sdn Bhd is owned and controlled by How Kok Choong who is our chief executive officer, chairman and director.

(4)	HKC Talent Limited is owned and controlled by Law Li Lee, an independent third party. The address of HKC Talent Limited is 306 Victoria House, Victoria, Mahe, Seychelles, SC361.

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DESCRIPTION OF CAPITAL STOCK

We have authorized capital stock consisting of 1,000,000,000 shares of common stock, par value $0.0001 per share, and 200,000,000 shares of preferred stock, par value $0.0001 per share. As of July 6, 2020, we had 376,452,047 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.

Common Stock

All outstanding shares of common stock are of the same class and have equal rights and attributes. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of common stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

Preferred Stock

Our Certificate of Incorporation authorizes the issuance of up to 200,000,000 shares of preferred stock with designations, rights and preferences determined from time to time by our Board of Directors. Accordingly, our Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting, or other rights which could adversely affect the voting power or other rights of the holders of the common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of our company, which is sometimes referred to in corporate parlance as a “poison pill”.

Options and Restricted Stock

As of June 30, 2020, other than the securities described above, we do not have any outstanding options or restricted stock.

Other Convertible Securities

As of June 30, 2020, other than the securities described above, we do not have any outstanding convertible securities.

Securities Authorized for Issuance under Equity Compensation Plans

We have not adopted any compensatory or benefit plans for future issuances of our securities.

Market for Common Equity and Related Stockholder Matters

Our common stock is presently quoted on the OTC Markets – Pink Sheets under the symbol “AATP”. Although there is currently a bid and offer quotation for the common stock, such bid and offer are for limited and insignificant number of shares. The last sale price recorded was $7.50 per share on July 2, 2020. Because trading has been sporadic and irregular, there is no established public trading market for our common stock.

We plan to apply to list our common stock on the [NASDAQ/NYSE] as soon as practical. No assurance can be given that our application will be approved by the [NASDAQ/NYSE]. If our Common Stock is listed on the [NASDAQ/NYSE], we will be subject to continued listing requirements and corporate governance standards of [NASDAQ/NYSE]. We expect the compliance with these new rules and regulations to significantly increase our legal, accounting and financial compliance costs.

As of the date of this prospectus, there are approximately [1206] holders of record of our common stock.

Transfer Agent

The stock transfer agent for our securities is Vstock Transfer, LLC, 18 Lafayette Place, Woodmere, New York 11598 and telephone number is +1 (212) 828-8436.

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SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was little to no trading activity in our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock.

All shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

We expect that approximately of shares of our common stock will be subject to the [180-day] lock-up period under the lock-up agreements entered into with the underwriter. Upon expiration of the lock-up period, these shares will be available for sale in the public market, subject in some cases to applicable volume limitations under Rule 144.

Rule 144

Some of our stockholders will be forced to hold their shares of our common stock for at least a [six-month] period before they are eligible to sell those shares, and even after that six-month period, sales may not be made under Rule 144 promulgated under the Securities Act unless we and such stockholders are in compliance with other requirements of Rule 144.

In general, Rule 144 provides that (i) any of our non-affiliates that has held restricted common stock for at least six months is thereafter entitled to sell its restricted stock freely and without restriction, provided that we remain compliant and current with our SEC reporting obligations, and (ii) any of our affiliates, which includes our directors, executive officers and other person in control of us, that has held restricted common stock for at least six months is thereafter entitled to sell its restricted stock subject to the following restrictions: (a) we are compliant and current with our SEC reporting obligations, (b) certain manner of sale provisions are satisfied, (c) a Form 144 is filed with the SEC, and (d) certain volume limitations are satisfied, which limit the sale of shares within any three-month period to a number of shares that does not exceed the greater of 1% of the total number of outstanding shares. A person who has ceased to be an affiliate at least three months immediately preceding the sale and who has owned such shares of common stock for at least one year is entitled to sell the shares under Rule 144 without regard to any of the limitations described above.

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TAXATION

Malaysia Taxation

The following discussion is a summary of the more relevant taxes that are applicable to our Malaysian subsidiaries with regards to transactions that they may enter into with a foreign holding company, i.e. AATP. It excludes specifically all Malaysian taxes that our Malaysian subsidiaries are subject to arising from their respective business activities in Malaysia such as income tax, various types of taxes imposable on transactions entered into in the course of conducting their business activities and taxes on capital gains. Generally, there is no taxes on capital gains in Malaysia except for real property gains tax (“RPGT”) which is a tax on gains arising from the disposal of real property or shares in real property companies (“RPC”). Neither subject affects our Malaysian subsidiaries as none of them were engaged in activities in the said areas.

The type of transactions that Malaysian subsidiaries typically enter into with their foreign holding company (that is not attributable to a business carried on in Malaysia by the foreign holding company) are royalties, interest or service fees. With respect to such income, the tax liability of the foreign holding company, it being a non-resident will be settled by way of withholding tax (“WHT”) deducted by the paying entity, i.e. the Malaysian subsidiary. The following are WHT rates that apply as per the double taxation agreement (“DTA”) that exists between the United States of America and Malaysia: (Royalty: 10%, Interest: 15%, Dividends: 0%, Income other than royalty and interest: 10%)

Payments of the above types of income to non-residents (except for dividends) are subject to WHT which is due and payable to the Inland Revenue Board (IRB) within one month after paying or crediting such payments. There is no WHT on dividends paid by Malaysian companies.

Tax administration

Transfer pricing

Transfer pricing (TP) legislation

The basis for determining proper compensation is, almost universally, the arm’s length principle which has also been accepted by the Inland Revenue Board (“IRB”).

The arm’s length principle was incorporated into Section 140A of the Malaysian Income Tax Act 1967. It allows the Director General Inland Revenue (“DGIR”) to adjust any transfer prices between related parties in Malaysia which, in the view of the DGIR, do not meet the arm’s length standard.

What constitutes “arm’s length” is not defined in the Income Tax Act 1967. Consequently, the IRB has issued the TP Rules 2012 and the revised TP Guidelines 2012 to give guidance on the arm’s length standard that is acceptable to the IRB. The TP Rules and Guidelines seek to provide guidance on the application of the law on controlled transactions, the acceptable methodologies as provided in the rules and administrative requirements including the types of records and documentation expected from taxpayers involved in TP arrangements.

Advance pricing arrangements (APA)

Companies are allowed to apply for APAS from the DGIR. The objective of establishing APAS is to provide an avenue for taxpayers to obtain certainty upfront that their related party transactions meet the arm’s length standard. The IRB has issued the APA Rules 2012 and APA Guidelines 2012 to give guidance on the matter.

Statute of limitation for TP adjustments

The statute of limitation is seven (7) years from the expiration of an assessment year (“YA”) for raising an assessment or additional assessment for that YA in respect of TP adjustments for a transaction entered into between associated persons not at arm’s length.

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Country-by-Country Reporting

The Malaysian Country-by-Country Rules require a Malaysian multinational corporation (“MNC”) group with total consolidated group revenue of RM3 billion and above in the financial year (“FY”) preceding the reporting FY (i.e. FY commencing on or after 1 January 2017) to prepare and submit the Country-by-Country Report to the IRB no later than 12 months after the close of each FY.

Malaysian entities of foreign MNC groups will generally not be required to prepare and file Country-by-Country Reports as the obligation to file will be with the ultimate holding company in the jurisdiction it is tax resident in, However, a notification to the IRB may be required.

United States Federal Income Taxation

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this prospectus, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date of this prospectus. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

●	U.S. expatriates and former citizens or long-term residents of the United States;
●	persons subject to the alternative minimum tax;
●	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
●	banks, insurance companies, and other financial institutions;
●	brokers, dealers or traders in securities;
●	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
●	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);
●	tax-exempt organizations or governmental organizations;
●	persons deemed to sell our common stock under the constructive sale provisions of the Code;
●	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and
●	tax-qualified retirement plans.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

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INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

●	an individual who is a citizen or resident of the United States;
●	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;
●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
●	a trust that (1) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate paying any cash dividends on our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

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Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

●	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);
●	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or
●	our common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

101

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock, and will apply to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2019.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

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UNDERWRITING

We have entered into an underwriting agreement with [*], as the underwriter, with respect to the shares of our common stock in this offering. Under the terms and subject to the conditions contained in the underwriting agreement, we have agreed to issue and sell to the public through the underwriter, and the underwriter has agreed to offer and sell, on a best efforts all-or-any-basis, shares of our common stock.

The underwriting agreement provides that the obligation of the underwriter to arrange for the offer and sale of the shares of our common stock, on a best efforts basis, is subject to certain conditions precedent, including but not limited to delivery of legal opinions. The underwriter is under no obligation to purchase any shares of our common stock for its own account. As a “best efforts” offering, there can be no assurance that the offering contemplated hereby will ultimately be consummated. The underwriter may, but is not obligated to, retain other selected dealers that are qualified to offer and sell the shares and that are (i) either members of the Financial Industry Regulatory Authority, Inc., or FINRA or (ii) a non-U.S. bank, broker, dealer or other institution not required to register for membership with FINRA. The underwriter proposes to offer the shares to investors at the public offering price, and will receive the underwriting commissions, set forth on the cover of this prospectus.

[Option to Purchase Additional Common Stocks

We have granted to the Underwriter a 15% over-allotment option, exercisable for [60] days from the date of this prospectus, to purchase up to an aggregate of           additional common stocks from us at the public offering price listed on the cover page of this prospectus, less underwriter’s discounts and commissions. To the extent the option is exercised, the Underwriter will become obligated, subject to certain conditions, to purchase additional common stocks.]

Commissions and Expenses

If we complete this offering, then on the closing date, we will pay the underwriter a commission fee of [*]% of the value of the shares of common stock sold in this offering.

The following table summarizes the compensation and estimated expenses we will pay in the offering. Such amounts are shown assuming both no exercise and full exercise of the Underwriter’s over-allotment option.

	Per Share	Total
Public offering price	$	$
Underwriting fee and commissions ([*]%)	$	$
Proceeds, before expenses, to us	$	$

We have also agreed to reimburse the underwriter for all of its reasonable out-of-pocket expenses, including reasonable fees and expenses of its legal counsel in an amount not to exceed $[*] and costs of third party due diligence reports in an amount not to exceed $[*], in connection with the offering.

We expect our total cash expenses for this offering to be approximately $[*], exclusive of the above commissions. If we complete this offering, then on the closing date, we will issue shares to investors.

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriter may be required to make in respect of those liabilities.

The underwriter intends to offer our common stock to its retail customers only in states in which we are permitted to offer our common stock.

In connection with this offering, the underwriter or certain of the securities dealers may distribute prospectuses electronically. No forms of prospectus other than printed prospectuses and electronically distributed prospectuses that are printable in Adobe PDF format will be used in connection with this offering.

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[Underwriter Warrants]

[We have also agreed to grant to the Underwriter a warrant covering a number common stocks equal to [*]% of the common stock (the “Underwriter Warrant”) sold by the Underwriter in this public offering. The Underwriter Warrants will be exercisable, from the date of issuance and will expire on the [*]-year anniversary of the effective date of the offering. The Underwriter Warrants will be exercisable at a price equal to [*]% of the initial public offering price. The Underwriter Warrant shall not be redeemable or cancellable. We will register the shares underlying the Underwriter Warrants and file all necessary undertakings in connection therewith. The Underwriter Warrants may not be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of [*] days immediately following the effective date of the registration statement of which this prospectus forms a part (in accordance with FINRA Rule 5110), except that they may be assigned, in whole or in part, to any officer or partner of the Underwriter, and to members of the syndicate or selling group and their respective officers or partners. The Underwriter Warrants may be exercised as to all or a lesser number of shares, will provide for cashless exercise and will contain provisions for immediate “piggyback” registration rights at our expense for a period of three years from the date of effectiveness. We have registered the Underwriter Warrants and the shares underlying the Underwriter Warrants in this offering.]

[Right of First Refusal

Until [*] ([*]) months from the commencement of sales of the Offering, the Underwriter shall have a right of first refusal on at least equal commercial terms to act as financial advisor or to act as joint financial advisor on any public or private financing (debt or equity), merger, business combination, recapitalization or sale of some or all of the equity or assets of the Company (collectively, “Future Services”). In the event the Company notifies the Underwriter of its intention to pursue an activity that would enable the Underwriter to exercise its right of first refusal to provide Future Services, the Underwriter shall notify the Company of its election to provide such Future Services within [*] ([*]) days of written notice by the Company.]

Lock-Up Agreements

All of our executive officers and directors and certain shareholders have agreed not to register, offer, sell, contract to sell or grant (except for private transfers and in such case only with the express requirement that such shares continue to be subject to the same lock-up) any of our shares of common stock or any securities convertible into or exercisable or exchangeable for our shares of common stock or any warrants to purchase our shares of common stock (including, without limitation, securities of our company which may be deemed to be beneficially owned by such individuals in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon the exercise of a stock option or warrant) for a period of [180] days after the closing date of this offering. Upon the expiration of these lock-up agreements, additional shares of common stock will be available for sale in the public market.

Market and Pricing Considerations

Prior to this offering, our common stock was quoted on the OTC Markets – Pink Sheets, and there was a limited public market for our common stock. The public offering price was determined based upon the price at which our common stock was quoted on the OTC Markets – Pink Sheets, as well as by negotiations between us and the underwriter. Among the factors considered in determining the initial public offering price are the future prospects of our company and our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of our company.

An active trading market for our common stock may not develop. It is possible that after this offering the shares of common stock will not trade in the public market at or above the initial offering price.

104

Discretionary Shares

The underwriter will not sell any shares in this offering to accounts over which it exercises discretionary authority, without first receiving written consent from those accounts.

Application for Listing on the [NASDAQ Capital Market / the NYSE American LLC]

We have applied to list our common stock on [the Nasdaq Capital Market the NYSE American LLC]. However, our common stock will not be listed on either exchange upon completion of this offering. If our common stock is eventually listed on the [Nasdaq Capital Market or the NYSE American LLC], we will be subject to continued listing requirements and corporate governance standards. We expect these rules and regulations to significantly increase our legal, accounting and financial compliance costs.

Price Stabilization, Short Positions and Penalty Bids

In order to facilitate the offering of our common stock, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. These activities may raise or maintain the market price of our common stock above independent market levels or prevent or retard a decline in the market price of our common stock. The underwriter is not required to engage in these activities, and may end any of these activities at any time. We and the underwriter have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Foreign Regulatory Restrictions on Purchase of our Shares

We have not taken any action to permit a public offering of our shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. People outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of our shares and the distribution of this prospectus outside the United States.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area, no offer of shares which are the subject of the offering has been, or will be made to the public in that Member State, other than under the following exemptions under the Prospectus Directive:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the underwriter for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares referred to in (a) to (c) above shall result in a requirement for the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person located in a Member State to whom any offer of shares is made or who receives any communication in respect of an offer of shares, or who initially acquires any shares will be deemed to have represented, warranted, acknowledged and agreed to and with the underwriter and the Company that (1) it is a “qualified investor” within the meaning of the law in that Member State implementing Article 2(1)(e) of the Prospectus Directive; and (2) in the case of any shares acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the underwriter has been given to the offer or resale; or where shares have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

105

The Company, the underwriter and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or the underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriter have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriter to publish a prospectus for such offer.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any common stocks in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common stocks to be offered so as to enable an investor to decide to purchase or subscribe the common stocks, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended) and includes any relevant implementing measure in each Member State.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in Hong Kong

The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Non-CIS Securities may not be circulated or distributed, nor may the Non-CIS Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

106

Where the Non-CIS Securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Non-CIS Securities pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

107

LEGAL MATTERS

Certain legal matters with respect to the validity of the shares of common stock offered hereby and U.S. federal securities law will be passed upon for us by Loeb & Loeb LLP, New York, New York. Legal matters as to Malaysia law will be passed upon for us by Andrew Jye & Co. Loeb & Loeb, LLP may rely upon Andrew Jye & Co.]with respect to matters governed by Malaysian law. [*] is acting as U.S. counsel for the underwriter.

EXPERTS

The financial statements for Agape ATP Corporation, as of December 31, 2019 and the related statements of operations, changes in stockholders’ deficit and cash flows for the six months ended December 31, 2019, included in this prospectus and elsewhere in the registration statement of which this prospectus forms a part, have been audited by Friedman LLP, an independent registered public accounting firm, to the extent and for the period indicated in their report appearing elsewhere herein, and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, which is part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information pertaining to us and our common stock, reference is made to the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents or provisions of any documents referred to in this prospectus are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matters involved.

You may read and copy all or any portion of the registration statement without charge at the public reference room of the SEC at 100 F Street, N. E., Washington, D.C. 20549. Copies of the registration statement may be obtained from the SEC at prescribed rates from the public reference room of the SEC at such address. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. In addition, registration statements and certain other filings made with the SEC electronically are publicly available through the SEC’s web site at http://www.sec.gov. The registration statement, including all exhibits and amendments thereto, has been filed electronically with the SEC.

We are subject to the information and periodic reporting requirements of the Exchange Act and, accordingly, we file annual reports containing financial statements audited by an independent registered public accounting firm, quarterly reports containing unaudited financial data, current reports and other reports and information with the SEC. You may inspect and copy each of our periodic reports, proxy statements and other information at the SEC’s public reference room, and at the web site of the SEC referred to above.

108

AGAPE ATP CORPORATION

Page
Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firms	F-21 - F-22
Consolidated Balance Sheets as of December 31, 2019, June 30, 2019 and December 31, 2018	F-23
Consolidated Statements of Operations and Comprehensive Loss for the Six Months Ended December 31, 2019 and 2018 and for the Years Ended June 30, 2019 and June 30,2018	F-24
Consolidated Statements of Changes in Stockholders’ Equity for the Six Months Ended December 31, 2019 and 2018 and for the Years Ended June 30, 2019 and June 30,2018	F-25
Consolidated Statements of Cash Flows for the Six Months Ended December 31, 2019 and 2018 and for the Years Ended June 30, 2019 and June 30,2018	F-26
Notes to Consolidated Financial Statements for the Six Months Ended December 31, 2019 and 2018 and for the Years Ended June 30, 2019 and June 30,2018	F-27 - F-42

F-1

AGAPE SUPERIOR LIVING SDN. BHD.

F-2

AGAPE ATP CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

AS OF MARCH 31, 2020 AND DECEMBER 31, 2019

	March 31,	December 31,
	2020	2019
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$2,588,207	$2,744,457
Accounts receivable – related party	523,141	520,786
Amount due from a related party	2,227	2,217
Prepayments and deposits	304,993	269,193
Amount due from a director	656,495	-
Total Current Assets	4,075,063	3,536,653

OTHER ASSETS
Investment in marketable securities	48,202	66,484
Investment in non-marketable securities	1,500	732,137
Total other assets	49,702	798,621

TOTAL ASSETS	$4,124,765	$4,335,274

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$-	$2,790
Other payables and accrued liabilities	97,459	77,246
Amount due to a director	-	3,952
Total Current Liabilities	97,459	83,988

TOTAL LIABILITIES	97,459	83,988

STOCKHOLDERS’ EQUITY
Preferred stock, $0.0001 par value; 200,000,000 shares authorized; None issued and outstanding	-	-
Common stock, par value $0.0001; 1,000,000,000 shares authorized, 376,275,500 issued and outstanding as of March 31, 2020 and December 31, 2019	37,628	37,628
Additional paid in capital	5,293,082	5,293,082
Accumulated deficit	(1,320,959)	(1,089,209)
Accumulated other comprehensive income	17,555	9,785
TOTAL STOCKHOLDERS’ EQUITY	4,027,306	4,251,286

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$4,124,765	$4,335,274

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

AGAPE ATP CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

	For the three months ended
	March 31, 2020	March 31, 2019
	(Unaudited)	(Unaudited)
REVENUE – RELATED PARTY	$-	$464,297

COST OF REVENUE	-	(420,178)

GROSS PROFIT	-	44,119

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	(159,516)	(28,226)

INCOME (LOSS) FROM OPERATIONS	(159,516)	15,893

OTHER INCOME (EXPENSES)
Other Income (Expenses), Net	(53,696)	57,933
Loss from equity investment	-	(26,085)
Unrealized holding loss on marketable securities	(18,538)	-
Gain on deemed disposal of shares in Investee Company	-	16,509
TOTAL OTHER INCOME (EXPENSES), NET	(72,234)	48,357

INCOME (LOSS) BEFORE INCOME TAXES	(231,750)	64,250

BENEFIT FOR INCOME TAXES	-	6,965

NET INCOME (LOSS)	(231,750)	71,215

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	7,770	(3,197)

COMPREHENSIVE INCOME (LOSS)	$(223,980)	$68,018

EARNINGS (LOSS) PER SHARE
Basic and diluted	$(0.00)	$0.00

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING Basic and diluted	376,275,500	376,275,500

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

AGAPE ATP CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF

CHANGES IN STOCKHOLDERS’ EQUITY

(UNAUDITED)

 FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

	COMMON STOCK		ADDITIONAL		ACCUMULATED OTHER	TOTAL
	Number of shares	Par value	PAID IN CAPITAL	ACCUMULATED DEFICIT	COMPREHENSIVE INCOME (LOSS)	STOCKHOLDERS’ EQUITY
Balance as of December 31, 2018	376,275,500	$37,628	$5,293,082	$(373,082)	$(1,294)	$4,956,334
Net income	-	-	-	71,215	-	71,215
Foreign currency translation adjustment	-	-	-	-	(3,197)	(3,197)
Balance as of March 31, 2019	376,275,500	$37,628	$5,293,082	$(301,867)	$(4,491)	$5,024,352

	COMMON STOCK		ADDITIONAL		ACCUMULATED OTHER	TOTAL
	Number of shares	Par value	PAID IN CAPITAL	ACCUMULATED DEFICIT	COMPREHENSIVE INCOME	STOCKHOLDERS’ EQUITY
Balance as of December 31, 2019	376,275,500	$37,628	$5,293,082	$(1,089,209)	$9,785	$4,251,286
Net loss	-	-	-	(231,750)	-	(231,750)
Foreign currency translation adjustment	-	-	-	-	7,770	7,770
Balance as of March 31, 2020	376,275,500	$37,628	$5,293,082	$(1,320,959)	$17,555	$4,027,306

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

AGAPE ATP CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

	For the three months ended March 31,
	2020	2019
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(231,750)	$71,215
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Unrealized holding loss on marketable securities	18,538	-
Loss from equity investment	-	26,085
Gain on deemed disposal of shares in Investee Company	-	(16,509)
Changes in operating assets and liabilities:
Accounts receivable – related party	285	(186,536)
Amount due from a related party	-	(2,200)
Prepayments and deposits	(34,593)	(100,029)
Accounts payable	(2,803)	1,323
Customer deposits	-	(140,322)
Income taxes payable	-	(12,299)
Other payables and accrued liabilities	19,892	952
Net cash used in operating activities	(230,431)	(358,320)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of non-marketable securities to a related party	70,173	-
Net cash provided by investing activities	70,173	-

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	4,008	(3,197)

DECREASE IN CASH AND CASH EQUIVALENTS	(156,250)	(361,517)

CASH AND CASH EQUIVALENTS, beginning of period	2,744,457	3,452,917

CASH AND CASH EQUIVALENTS, end of period	$2,588,207	$3,091,400

SUPPLEMENTAL CASH FLOWS INFORMATION
Income taxes paid	$-	$-
Interest paid	$-	$-

SUPPLEMENTAL NON-CASH FLOWS INFORMATION
Amount transferred from investment in investee company to investment in non-marketable securities	$-	$724,619
Sale of the non-marketable securities to a director in exchange for a loan receivable	$730,637	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-6

AGAPE ATP CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS BACKGROUND

Agape ATP Corporation, a Nevada corporation (“the Company”) was incorporated under the laws of the State of Nevada on June 1, 2016.

Agape ATP Corporation operates through its wholly owned subsidiary, Agape ATP Corporation, a Company organized in Labuan, Malaysia.

Agape ATP Corporation, incorporated in Labuan, Malaysia, is an investment holding company with 100% equity interest in Agape ATP International Holding Limited, a company incorporated in Hong Kong.

The Company and its subsidiaries provide health and wellness products and advisory services to the public. The principal activity of the Company and its subsidiaries is to supply high-quality health and wellness products, including supplement to assist in cell metabolism, detoxification, blood circulation, anti-aging and products designed to improve the overall health system in our body.

Details of the Company’s subsidiaries:

	Subsidiary company name	Place and date of incorporation	Particulars of issued capital	Principal activities	Proportional of ownership interest and voting power held

1.	Agape ATP Corporation	Labuan, March 6, 2017	100 shares of ordinary share of US$1 each	Investment holding	100%

2.	Agape ATP International Holding Limited	Hong Kong, June 1, 2017	1,000,000 shares of ordinary share of HK$1 each	Health and wellness products and health solution advisory services	100%

Business Overview

Agape ATP Corporation is a company that provides health solution advisory services to our clients. We primarily focus our efforts on attracting customers in Malaysia. Our advisory services center on the “ATP Zeta Health Program”, which is a health program designed to effectively prevent diseases caused by polluted environments, unhealthy dietary intake and unhealthy lifestyles, and promotion of health. The program aims to promote improved health and longevity in our clients through a combination of modern medicine, proper nutrition and advice from skilled nutritionists and/or dieticians.

At its core, the ATP Zeta Super Health Program is focused upon biological energy, Adenosine Triphosphate (ATP), at the cellular level. The stimulation of ATP production at the cellular level can increase the metabolism and service to promote and maintain normal and healthy functioning of the body’s systems. As a strong advocator of “beauty from within”, our program shall emphasize nutrient absorption through the membrane ion channel to provide complete and balanced nutrients to improve cell health. Thus, ATP Zeta Super Health Program provides ionized and high zeta potential (high bioavailability) nutrients to enhance the absorption at the cellular level.

F-7

The ATP Zeta Super Health Program consists of eight products. None of these products are owned or produced by Agape ATP Corporation. In the event that any of these products are no longer produced, or are otherwise unavailable, we may have to devote significant effort to identifying and obtaining comparable replacement products. The eight products that comprise the ATP Zeta Super Health Program are ATP1s Survivor Select, ATP2 Energized Mineral Concentrate, ATP3 Ionized Cal-Mag, ATP4 Omega Blend, ATP5 BetaMaxx, AGN-Vege Fruit Fiber, AGP1-Iron and YFA-Young Formula.

At present, our products are mainly sold in Malaysia, and due to the contents and combination of the main ingredients in the products they are categorized as health food rather than medicines or drugs. As such, all products require authorization from the Food and Quality Division of Ministry of Health according to the Food Act of 1983 and Food Regulation 1985 in order to be sold in the country. All of the products in the ATP Zeta Super Health Program have obtained the appropriate authorizations.

As part of a continuous effort to increase market share of the health and wellness industry that is growing at an exponential rate, we will also evaluate adding additional products to the ATP Zeta Super Health Program; and considering the potential of the synergies between the health and beauty sectors, we will further involve ourselves in the topical approach of skin and hair regime. Other than organic growth, the Company will also consider mergers and acquisitions where synergistic. As detailed in Note 15, Subsequent Events, to improve its sales channel, the Company is in the process of acquiring a Malaysia incorporated entity whose principal activity is in the trading of health and wellness products.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying consolidated financial statements and notes.

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for doubtful accounts, allowance for deferred tax assets and uncertain tax position, and impairment of investment in non-marketable securities. Actual results could differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents are carried at cost and represent cash on hand, time deposits placed with banks or other financial institutions and all highly liquid investments with an original maturity of three months or less.

F-8

Accounts receivable – related party

Accounts receivable – related party are recorded at the invoiced amount less an allowance for any uncollectible accounts and do not bear interest, which are due on demand. Management reviews the adequacy of the allowance for doubtful accounts on an ongoing basis, using historical collection trends and aging of receivables. Management also periodically evaluates individual customer’s financial condition, credit history, and the current economic conditions to make adjustments in the allowance when it is considered necessary. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. As of March 31, 2020, and December 31, 2019, no valuation allowance was recorded.

Prepayments and deposits

Prepayments and deposits are cash deposited or advanced to suppliers for future inventory purchases or service providers for future services. This amount is refundable and bears no interest. For any prepayments and deposits determined by management that such advances will not be in receipts of inventories, services, or refundable, the Company will recognize an allowance account to reserve such balances. Management reviews its prepayments and deposits on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary.

Investment in marketable equity securities

Prior to July 1, 2019, marketable securities included in investment in marketable equity securities (non-current) are stated at the lower of cost or market in the aggregate. Other marketable securities (non-current) are stated at the lower of cost or market in the aggregate and investments other than marketable equity securities in other investments (non-current) are stated at cost less any significant decline in fair value assessed to be other than temporary. Realized gains and losses on the sale of securities are based on the average cost of all the units of a particular security held at the time of sale.

On July 1, 2019, the Company adopted ASU 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. Investments in marketable equity securities (non-current) are reported at fair value with changes in fair value recognized in the Company’s consolidated statements of operations and comprehensive loss in the caption of “unrealized holding losses on marketable securities” in each reporting period.

Investment in non-marketable equity securities

Prior to July 1, 2019, investments in non-marketable equity securities (non-current) are stated at cost less any significant decline in fair value assessed to be other than temporary. Realized gains and losses on the sale of securities are based on the average cost of all the units of a particular security held at the time of sale.

On July 1, 2019, the Company adopted ASU 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. Due to the Company’s non-marketable equity securities (non-current) does not qualify for the practical expedient to estimate fair value in accordance with ASC 820-10-35-59, the Company has selected to record its investments in non-marketable equity securities (non-current) at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issue.

At each reporting period, the Company will make a qualitative assessment considering impairment indicators to evaluate whether the investment is impaired. The qualitative assessment indicators include, but are not limited to: (1) A significant deterioration in the earnings performance, credit rating, asset quality, or business prospects of the investee; (ii) A significant adverse change in the regulatory, economic, or technological environment of the investee; (iii) A significant adverse change in the general market condition of either the geographical area or the industry in which the investee operates; (iv) A bona fide offer to purchase, an offer by the investee to sell, or a completed auction process for the same or similar investment for an amount less than the carrying amount of that investment; and (v) Factors that raise significant concerns about the investee’s ability to continue as a going concern, such as negative cash flows from operations, working capital deficiencies, or noncompliance with statutory capital requirements or debt covenants. If the qualitative assessment indicators indicated that the non-marketable equity securities (non-current) is deemed to be impaired, the Company would recognize the impairment loss equal to the difference between the fair value of the investment and its carrying amount.

F-9

Revenue recognition

On July 1, 2019, the Company adopted Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (ASC Topic 606) using the modified retrospective method for contracts that were not completed as of June 30, 2019. This did not result in an adjustment to retained earnings upon adoption of this new guidance as the Company’s revenue was recognized based on the amount of consideration expected to receive in exchange for satisfying the performance obligations.

The core principle underlying the revenue recognition of this ASU allows the Company to recognize - revenue that represents the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer. The Company’s revenue streams are recognized at a point in time for the Company’s sale of health and wellness products.

The ASU requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company accounts for a contract with a customer when the contract is committed in writing, the rights of the parties, including payment terms, are identified, the contract has commercial substance and consideration is probable of substantially collection.

Prior to July 1, 2019, the Company recognizes revenue from sales of goods when the following four revenue criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) selling price is fixed or determinable; and (4) collectability is reasonably assured. Revenue from supplies of health and wellness products is recognized when title and risk of loss are transferred and there are no continuing obligations to the customer. Title and the risks and rewards of ownership transfer to and accepted by the customer when the products are collected by the customer at the Company’s office. Revenue is recorded net of sales discounts, returns, allowances, and other adjustments that are based upon management’s best estimates and historical experience and are provided for in the same period as the related revenues are recorded.

The application of the five-step model to the revenue streams compared to the prior guidance did not result in significant changes in the way the Company records its revenue. Upon adoption on July 1, 2019, the Company evaluated its revenue recognition policy for all revenue streams within the scope of the ASU under previous standards and using the five-step model under the new guidance and confirmed that there were no differences in the pattern of revenue recognition.

Sales of Health and Wellness products

- Performance obligations satisfied at a point in time

On July 1, 2019, the Company derives its revenues from sales contracts with its customers with revenues being recognized when control of the health and wellness products are transferred to its customer at the Company’s office or shipment of the goods, which is generally similar to when its delivery has occurred prior to July 1, 2019. Such revenues are recognized at a point in time after all performance obligations are satisfied. The revenue is recorded net of estimated discounts and return allowances. Historically, there were no sales return as the Company’s products sold are not refundable, returnable or exchangeable.

F-10

Disaggregated information of revenues by products are as follows:

	For the three months ended
	March 31, 2020	March 31, 2019
	(Unaudited)	(Unaudited)

Ionized Cal-Mag	$-	$55,493
Omega Blend	-	68,689
Young Formula	-	116,979
Organic Youth Care Cleansing Bar	-	17,675
Trim+	-	65,295
Lipomask	-	140,166
Total revenues	$-	$464,297

Cost of revenue

Cost of revenue includes freight-in and the purchase cost of manufactured goods for sale to customers

Selling, general and administrative expenses

Selling, general and administrative expenses are primarily comprised of rental of office premises, travelling, licensing and professional fees.

Income taxes

The Company accounts for income taxes in accordance with U.S. GAAP for income taxes. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes is accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax.

The Company conducts much of its businesses activities in Hong Kong and is subject to tax in this jurisdiction. As a result of its business activities, the Company will file separate tax returns that are subject to examination by the foreign tax authorities.

F-11

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of stockholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currencies.

Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Foreign currencies translation and transaction

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the Condensed Consolidated Statements of Operations and Comprehensive Income.

The reporting currency of the Company is United States Dollars (“US$”) and the accompanying financial statements have been expressed in US$. The Company’s subsidiary in Labuan maintains its books and record in United States Dollars (“US$”) albeit its functional currency being the primary currency of the economic environment in which the entity operates is the Malaysian Ringgit (“MYR”). The Company’s subsidiary in Hong Kong maintains its books and record in Hong Kong Dollars (“HK$”), similar to its functional currency.

In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$, in accordance with ASC Topic 830-30, “Translation of Financial Statement”, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of foreign subsidiary are recorded as a separate component of accumulated other comprehensive income within the statements of stockholders’ equity. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Translation of foreign currencies into US$1 have been made at the following exchange rates for the respective periods:

	As of and for the three months ended		As of
	March 31, 2020	March 31, 2019	December 31, 2019
	(Unaudited)	(Unaudited)

Period-end MYR : US$1 exchange rate	4.34	4.10	4.09
Period-average MYR : US$1 exchange rate	4.21	4.08	4.16
Period-end HKD : US$1 exchange rate	7.75	7.85	7.79
Period-average HKD : US$1 exchange rate	7.77	7.85	7.83
Period-end AUD : US$1 exchange rate	1.63	1.41	1.43
Period-average AUD : US$1 exchange rate	1.55	1.40	1.46

F-12

Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

Fair value of financial instruments

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.
●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Operating leases

A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Company are currently classified as operating leases. The Company records the total expenses on a straight-line basis over the lease term.

The Company had on July 1, 2019, adopted ASU 2016-02, “Leases” (Topic 842), and elected the practical expedients that do not require us to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. The Company adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. There is no impact from the adoption of ASC 842 as of January 1, 2020, as the Company did not have any existing leases with a lease term in excess of twelve months on January 1, 2020.

Recent accounting pronouncements

The Company has reviewed all recently issued, but not yet effective, accounting pronouncements and do not believe the future adoption of such any pronouncements may be expected to cause a material impact on its financial condition or the results of its operations, as follow:

In July 2017, the FASB Issued ASU 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815). The amendments in Part I of the Update change the reclassification analysis of certain equity-lined financial instruments (or embedded features) with down round features. The amendments in Part II of this Update re-characterize the indefinite deferral of certain provisions of Topic 480 that now are presented as pending content in the Codification, to a scope exception. For public business entities, the amendments in Part I of this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. For all other entities, the amendments in Part I of this Update are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020.

Early adoption is permitted for all entities, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The amendments in Part II of this Update do not require any transition guidance because those amendments do not have an accounting effect. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

F-13

In February 2018, the FASB issued ASU 2018-02, Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The amendments in this Update affect any entity that is required to apply the provisions of Topic 220, Income Statement – Reporting Comprehensive Income, and has items of other comprehensive income for which the related tax effects are presented in other comprehensive income as required by GAAP. The amendments in this Update are effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption of the amendments in this Update is permitted, including adoption in any interim period, (1) for public business entities for reporting periods for which financial statements have not yet been issued and (2) for all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments in this Update should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

In August 2018, the FASB has issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements of Fair Value Measurement. This amendment modifies the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in the Concepts Statement, including the consideration of costs and benefits, with the primary purpose to improve the effectiveness of disclosures in the notes to financial statements by facilitating clear communication of the information required by US GAAP. The amendments in this update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company is currently evaluating the impact of ASU 2018-13 will have on its consolidated financial statements.

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments—Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments— Credit Losses—Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. ASU 2019-05 is effective for the Company for annual and interim reporting periods beginning January 1, 2023 due the Company is qualified as an emerging growth company. The Company is currently evaluating the impact of ASU 2019-05 will have on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01 to clarify the interaction of the accounting for equity securities under ASC 321 and investments accounted for under the equity method of accounting in ASC 323 and the accounting for certain forward contracts and purchased options accounted for under ASC 815. With respect to the interactions between ASC 321 and ASC 323, the amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting when applying the measurement alternative in ASC 321, immediately before applying or upon discontinuing the equity method of accounting. With respect to forward contracts or purchased options to purchase securities, the amendments clarify that when applying the guidance in ASC 815-10-15-141(a), an entity should not consider whether upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in ASC 323 or the fair value option in accordance with ASC 825. The ASU is effective for interim and annual reporting periods beginning after December 15, 2020. Early adoption is permitted, including adoption in any interim period. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

F-14

Reclassification

Certain prior period amounts have been reclassified to conform to the current period presentation for the three months ended March 31, 2019. These reclassifications have no effect on the condensed consolidated statements of operations and comprehensive income.

3. CASH AND CASH EQUIVALENTS

As of March 31, 2020 and December 31, 2019 the Company recorded $2,588,207 and $2,744,457, respectively, of cash and cash equivalents, which consists $135,436 and $238,937, respectively, of cash in bank and $2,452,771 and $2,505,520, respectively, of time deposits placed with banks or other financial institutions and all highly liquid investments with an original maturity of three months or less. The effective interest rate for the time deposits ranges between 2.95% to 3.25% per annum.

4. ACCOUNTS RECEIVABLE – RELATED PARTY

	As of March 31, 2020	As of December 31, 2019
Accounts receivable – related party	$523,141	$520,786
Allowance for doubtful accounts	-	-
Total accounts receivable – related party	$523,141	$520,786

5. INVESTMENT IN MARKETABLE SECURITIES

(i)	On May 17, 2018, the Company purchased 83,333 shares of common stock in Greenpro Capital Corp. for $500,000 at a purchase price of $6 per share.

(ii)	On October 16, 2018, the Company purchased 33,333 shares of common stock in Greenpro Capital Corp. for $1,000 at a purchase price of $0.03 per share.

	As of March 31, 2020	As of December 31, 2019
Cost of investment	$66,484	$134,166
Less: Unrealized holding loss	(18,538)	(68,391)
Exchange rate effect	256	709
Investment in marketable securities	$48,202	$66,484

6. INVESTMENT IN NON-MARKETABLE SECURITIES

The Company invested in Unreserved Sdn Bhd with the investment amount of $863,592 (MYR3,500,000), which approximated 20% of the equity interest of Unreserved Sdn Bhd and is accounted for under the equity method of accounting. On March 10, 2019 Unreserved Sdn Bhd issued additional common stock for working capital. As the Company did not subscribe for the additional common stock, the Company’s equity interest in investee company was diluted from approximately 20.0% to approximately 17.86%. Effective from March 10, 2019, the Company discontinued equity accounting on the investee company. The Company also ceased control over the operations of the investee company on the same date. Accordingly, the investment in investee company was reclassified to investment in non-marketable securities.

Unreserved Sdn Bhd was incorporated in Malaysia with 2,500,000 ordinary shares authorized, issued and outstanding. Mr. Lim Hun Soon @ David Lim and Ms. Aniza Helina Akmi Karim are the directors of Unreserved Sdn Bhd. Mr. How Kok Choong was a director of the company from April 30, 2018 to March 27, 2019.

F-15

On March 2, 2020, the Company agreed to sell the 17.86% ownership interest in Unreserved Sdn Bhd at the December 31, 2019 carrying value of $730,637 to Mr. How Kok Choong, the CEO and director of the Company. The Company received proceeds of $70,173, and had an amount due from director balance of $660,464 as at March 31, 2020.

In May 2020, the entire outstanding balance was settled as part of the consideration in a transaction which the Company had acquired the CEO’s ownership interest of Agape Superior Living Sdn. Bhd.

On April 3, 2019, the Company purchased a 5% of stock or 15,000,000 shares of common stock in Phoenix Plus Corp. for $1,500 at purchase price of $0.0001 per share.

6. INVESTMENT IN NON-MARKETABLE SECURITIES (Continued)

Unreserved Sdn Bhd	As of March 31, 2020	As of December 31, 2019
Investment in non-marketable securities	$730,637	$730,637
Less: Sale of investment in non-marketable securities	(730,637)	-
Investment in non-marketable securities	$-	$730,637

Phoenix Plus Corporation
Cost of investment	$1,500	$1,500

Total investment in non-marketable securities	$1,500	$732,137

7. PREPAYMENTS AND DEPOSITS

	As of March 31, 2020	As of December 31, 2019
Prepaid expenses	$5,458	$2,641
Deposits to supplier	299,310	266,552
Total prepaid expenses and deposits	$304,768	$269,193

8. AMOUNT DUE FROM A DIRECTOR

On March 2, 2020, the Company agreed to sell the 17.86% ownership interest in Unreserved Sdn Bhd at December 31, 2019 carrying value of $730,637 to Mr. How Kok Choong, the CEO and director of the Company. On March 19, 2020, Mr. How made a payment of 10% of the amount due from him arising from the sale of the non-marketable securities. As of March 31, 2020, balance due from Mr. How was $656,495.

In May 2020, the entire outstanding balance was settled as part of the consideration in a merger transaction in which the Company had acquired the CEO’s ownership interest of Agape Superior Living Sdn. Bhd.

9. RELATED PARTY TRANSACTIONS

The Company’s related party list and relationship are as follows:

Related parties	Relationships

Agape S.E.A. Sdn Bhd	Mr. How Kok Choong, the CEO and director of the Company is also the sole shareholder and director of Agape S.E.A. Sdn Bhd

Agape Superior Living Pty Ltd	Mr. How Kok Choong, the CEO and director of the Company is a 51% shareholder and a director of Agape Superior Living Pty Ltd

Agape Superior Living Sdn Bhd	Mr. How Kok Choong, the CEO and director of the Company is also the sole shareholder and director of Agape Superior Living Sdn Bhd

Agape ATP (Asia) Limited	Mr. How Kok Choong, the CEO and director of the Company is also the sole shareholder and director of Agape ATP (Asia) Limited.

F-16

Related party transactions for the three months ended March 31, 2020 and 2019; and as of March 31, 2020, and December 31, 2019 are as per table below:

	For the three months ended		As of
	March 31, 2020	March 31, 2019	March 31, 2020	December 31, 2019
	(Unaudited)	(Unaudited)	(Unaudited)
	Revenue		Accounts Receivable, Trade

Agape S.E.A. Sdn Bhd	$-	$464,297	$523,141	$520,786

	Expenses paid on behalf		Amount due from a related party

Agape ATP (Asia) Limited	$-	$2,200	$2,227	$2,217

	Sundry Purchases		Prepayments and Deposits

Agape Superior Living Pty Ltd	$-	$-	$2,783	$-

10. STOCKHOLDERS’ EQUITY

Preferred stock

As of March 31, 2020, and December 31, 2019, there were 200,000,000 preferred stocks authorized but none were issued and outstanding.

Common stock

As of March 31, 2020, and December 31, 2019, there were 1,000,000,000 common stocks authorized, 376,275,500 were issued and outstanding.

There were no stock options, warrants or other potentially dilutive securities outstanding as of March 31, 2020 and December 31, 2019.

11. OTHER PAYABLES AND ACCRUED LIABILITIES

	As of March 31, 2020	As of December 31, 2019
Accrued professional fees	$68,474	$58,594
Others	28,985	18,652
Total payables and accrued liabilities	$97,459	$77,246

F-17

12. INCOME TAXES

The United States and foreign components of income (loss) before income taxes were comprised of the following:

	For the three months ended
	March 31, 2020	March 31, 2019
	(Unaudited)	(Unaudited)
Tax jurisdictions from:
- Local	$(142,419)	$(14,724)
- Foreign - Labuan	(55,587)	59,674
- Foreign - Hong Kong	(33,744)	19,300
Income (Loss) before income tax	$(231,750)	$64,250

The benefit for income taxes consisted of the following:

For the three months ended
	March 31, 2020	March 31, 2019
	(Unaudited)	(Unaudited)
Current:
- Local	$-	$-
- Foreign	-	(6,965)

Deferred:
- Local	-	-
- Foreign	-	-

Benefit for income taxes	$-	$(6,965)

The effective tax rate in the periods presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rates. The Company and its subsidiary that operate in various countries: United States, Labuan and Hong Kong that are subject to taxes in the jurisdictions in which they operate, as follows:

United States of America

Agape ATP Corporation was incorporated in the State of Nevada and is subject to the tax laws of the United States of America. As of March 31, 2020, the operations in the United States of America incurred approximately $349,000 of cumulative net operating losses which can be carried forward to offset future taxable income. Approximately $10,000 and $24,000 of the net operating loss carry forwards will expire in 2027and 2028, respectively, if unutilized. The remaining balance can be carried forward indefinitely. The deferred tax valuation allowance as of March 31, 2020 and December 31, 2019 were approximately $73,000 and $43,000, respectively.

Labuan

Under the current laws of the Labuan, Agape ATP Corporation is governed under the Labuan Business Activity Act, 1990. The tax charge for such company is based on 3% of net audited profit. Due to Agape ATP Corporation is a holding company, it did not generate any income nor incurred any income tax. In addition, its related expenses incurred cannot be carried forward to offset any future operation income.

Hong Kong

Agape ATP International Holding (HK) Limited is subject to Hong Kong Profits Tax, which is charged at the statutory income rate of 16.5% on its assessable income derived from Hong Kong. Business income derived or business expenses incurred outside the Special Administrative Region is not subject to Hong Kong Profits Tax or deduction.

F-18

The following table reconciles the local (United States) statutory rates to the Company’s effective tax rate for the periods indicated below:

	For the three months ended
	March 31, 2020	March 31, 2019
	(Unaudited)	(Unaudited)
U.S. statutory rate	21.0%	21.0%
Valuation allowance	(21.0)%	(21.0)%
Permanent difference (1)	0.0%	(10.8)%
Effective tax rate	0.0%	(10.8)%

(1) This was related to disallowed expenditure incurred in the ordinary course of business.

The following table sets forth the significant components of the aggregate deferred tax assets of the Company as of:

	As of March 31, 2020	As of December 31, 2019
	(Unaudited)
Deferred tax assets:
Net operating loss carry forwards in U.S.	$73,318	$43,410
Less: valuation allowance	(73,318)	(43,410)
Deferred tax assets	$-	$-

13. CONCENTRATIONS OF RISKS

(a) Major customers

There were no sales for the three months ended March 31, 2020. For the three months ended March 31, 2019, one related party customer accounted for 100% of the Company’s total revenues.

As of March 31, 2020, and December 31, 2019, one related party customer accounted for 100% of the total balance of accounts receivable.

(b) Major vendors

There were no purchases for the three months ended March 31, 2020. For the three months ended March 31, 2019, two vendors accounted for approximately 54% and 46% of the Company’s total purchases, respectively.

Accounts payable as of March 31, 2020 was nil. As of December 31, 2019, one vendor accounted for 100% of the total balance of accounts payable.

(c) Credit risk

Financial instruments that are potentially subject to credit risk consist principally of accounts receivable. The Company believes the concentration of credit risk in its account receivable is substantially mitigated by its ongoing credit evaluation process and relatively short collection terms. The Company does not generally require collateral from customers. The Company evaluates the need for an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. Historically, the Company did not have any bad debt on its account receivable.

(d) Exchange rate risk

The Company cannot guarantee that the current exchange rate will remain steady; therefore, there is a possibility that the Company could post the same amount of profit for two comparable periods and because of the fluctuating exchange rate actually post higher or lower profit depending on exchange rate of RM$ and HK$ converted to US$ on that date. The exchange rate could fluctuate depending on changes in political and economic environments without notice.

F-19

14. COMMITMENTS AND CONTINGENCIES

Lease commitments

In view of the recent economic development in Hong Kong, the Company has decided not to extend the tenancy for the office in Hong Kong when the tenancy expires on April 30, 2020. Accordingly, the Company had on April 23, 2020 served a termination notice to the landlord, The Company’s commitment for minimum lease payments under the operating lease as of March 31, 2020 for the remaining lease period ending May 31, 2020 is $7,862.

Rent expense for the three months ended March 31, 2020 and 2019 was $13,508 and $13,375, respectively.

Purchase commitments

The total future minimum purchase commitment under a non-cancellable purchase contract as of March 31, 2020 for the next five years and thereafter is as follows:

Twelve months ending March 31,	Minimum purchase
2021	$693,900
2022	693,900
2023	693,900
2024	693,900
2025	693,900
Thereafter	1,908,225
Total minimum purchase commitments required	$5,377,725

As of the date of this report, the Company’s vendor is not able to meet the Company’s minimum purchase commitment of the health and wellness products due to the manufacturing process was being delayed by its vendor.

Contingencies

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

15. SUBSEQUENT EVENT

In December 2019, a novel strain of coronavirus (COVID-19) surfaced. The spread of COVID-19 around the world in the first quarter of 2020 has caused significant volatility in Malaysia. There is significant uncertainty around the duration of business disruptions related to COVID-19, as well as its impact on the Malaysia economies and, as such, the Company is unable to determine if it will have a material impact to its operations.

On May 8, 2020, the Company entered into a Share Exchange Agreement with Mr. How Kok Choong, CEO and director of the Company to acquire 9,590,596 ordinary shares, no par value, equivalent to approximately 99.99% of the equity interest in Agape Superior Living Sdn Bhd, an entity incorporated in Malaysia for $1,714,003. The purchase consideration represented the net asset carrying value of the acquiree as of March 31, 2020. The payment, net of the amount due from Mr. How Kok Choong of $656,495 as of March 31, 2020 arising from the purchase of the Company’s non-marketable security, will be satisfied together with the issuance of 162,694 shares of the Company’s common stock. Upon completion, the number of shares of common stock of the Company will be increased from 376,275,500 to 376,438,194, equivalent to approximately 0.0432% increase of the total issued and outstanding common stock of the Company after the issuance of the additional shares, which was valued at $1,057,508 based on the closing price of $6.50 of the Company at March 31, 2020.

F-20

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Agape ATP Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Agape ATP Corporation (the “Company”) as of December 31, 2019, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity and cash flows for the six-month period ended December 31, 2019, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the six-month period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2019

New York, New York

March 27, 2020

F-21

TOTAL ASIA ASSOCIATES PLT (AF002128 & LLP0016837-LCA) A Firm registered with US PCAOB and Malaysian MIA Block C-3-1, Megan Avenue 1, 189, Off Jalan Tun Razak, 50400, Kuala Lumpur. Tel: (603) 2733 9989

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Agape ATP Corporation

1705 - 1708, Level 17,

Tower 2, Faber Towers,

Jalan Desa Bahagia, Taman Desa,
58100 Kuala Lumpur, Malaysia

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Agape ATP Corporation (the ‘Company’) as of June 30, 2019 and 2018, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows each of the year ended 2019 and 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019 and 2018, and the results of its operations and its cash flows each of the years ended 2019 and 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ TOTAL ASIA ASSOCIATES PLT
TOTAL ASIA ASSOCIATES PLT

We have served as the Company’s auditor since 2018.

Kuala Lumpur, Malaysia

September 10, 2019

F-22

AGAPE ATP CORPORATION

CONSOLIDATED BALANCE SHEETS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	December 31,	June 30,	December 31,
	2019	2019	2018
			(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$2,744,457	$2,857,587	$3,452,917
Accounts receivable – related party	520,786	433,338	-
Amount due from a related party	2,217	2,210	-
Prepayments and deposits	269,193	498,335	510,069
Total Current Assets	3,536,653	3,791,470	3,962,986

OTHER ASSETS
Investment in investee company	-	-	734,195
Investment in marketable securities	66,484	134,166	501,000
Investment in non-marketable securities	732,137	726,119	-
Total other assets	798,621	860,285	1,235,195

TOTAL ASSETS	$4,335,274	$4,651,755	$5,198,181

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$2,790	$-	$-
Accounts payable – related party	-	35,145	-
Customer deposits	-	-	217,743
Income tax payable	-	-	12,299
Other payables and accrued liabilities	77,246	32,319	7,884
Amount due to a director	3,952	3,938	3,921
Total Current Liabilities	83,988	71,402	241,847

TOTAL LIABILITIES	83,988	71,402	241,847

STOCKHOLDERS’ EQUITY
Preferred stock, $0.0001 par value; 200,000,000 shares authorized; None issued and outstanding	-	-	-
Common Stock, par value $0.0001; 1,000,000,000 shares authorized, 376,275,500 issued and outstanding as of December 31, 2019, June 30, 2019 and December 31, 2018	37,628	37,628	37,628
Additional paid in capital	5,293,082	5,293,082	5,293,082
Accumulated deficit	(1,089,209)	(750,278)	(373,082)
Accumulated other comprehensive loss	9,785	(79)	(1,294)
TOTAL STOCKHOLDERS’ EQUITY	4,251,286	4,580,353	4,956,334

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$4,335,274	$4,651,755	$5,198,181

The accompanying notes are an integral part of these consolidated financial statements.

F-23

AGAPE ATP CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	For the six months ended		For the years ended
	December 31,		June 30,
	2019	2018	2019	2018
		(Unaudited)

REVENUE – RELATED PARTY	$429,362	$685,288	$1,546,057	$487,005

COST OF REVENUE	(383,479)	(619,355)	(1,436,705)	(441,409)

GROSS PROFIT	45,883	65,933	109,352	45,596

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	(312,270)	(63,068)	(240,522)	(279,682)

INCOME (LOSS) FROM OPERATIONS	(266,387)	2,865	(131,170)	(234,086)

OTHER INCOME/(EXPENSES)
Other Income/(Expenses), Net	(4,153)	(40,206)	86,078	139,301
Loss from equity investment	-	(98,140)	(124,225)	(30,155)
Unrealized holding loss on marketable securities	(68,391)	-	-	-
Gain on deemed disposal of shares in Investee Company	-	-	16,509	-
Impairment loss in equity investment	-	-	(366,834)	-
TOTAL OTHER INCOME/(EXPENSES), NET	(72,544)	(138,346)	(388,472)	109,146

NET LOSS BEFORE INCOME TAXES	(338,931)	(135,481)	(519,642)	(124,940)

PROVISION FOR INCOME TAXES	-	(6,965)	-	(5,334)

NET LOSS	(338,931)	(142,446)	(519,642)	(130,274)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	9,864	(1)	1,214	(1,293)

COMPREHENSIVE LOSS	$(329,067)	$(142,447)	$(518,428)	$(131,567)

NET LOSS PER SHARE
Basic and diluted	$(0.00)	$(0.00)	$(0.00)	$(0.00)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
Basic and diluted	376,275,500	376,275,500	376,275,500	373,017,955

The accompanying notes are an integral part of these consolidated financial statements.

F-24

AGAPE ATP CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	COMMON STOCK		ADDITIONAL		ACCUMULATED OTHER	TOTAL
	Number of shares	Par value	PAID IN CAPITAL	ACCUMULATED DEFICIT	COMPREHENSIVE INCOME (LOSS)	STOCKHOLDERS’ EQUITY
Balance as of June 30, 2017	371,350,000	$37,135	$2,367,875	$(100,362)	$-	$2,304,648
Net loss	-	-	-	(130,274)	-	(130,274)
IPO completed on March 9, 2018 at $1.00 per share	2,925,500	293	2,925,207	-	-	2,925,500
Shares issued to Adam, Network 1 and Damon completed on April 16, 2018 at $0.0001 per share	2,000,000	200	-	-	-	200
Foreign currency translation adjustment	-	-	-	-	(1,293)	(1,293)
Balance as of June 30, 2018	376,275,500	$37,628	$5,293,082	$(230,636)	$(1,293)	$5,098,781
Net loss	-	-	-	(142,446)	-	(142,446)
Foreign currency translation adjustment	-	-	-	-	(1)	(1)
Balance as of December 31, 2018 (unaudited)	376,275,500	$37,628	$5,293,082	$(373,082)	$(1,294)	$4,956,334
Net loss	-	-	-	(377,196)	-	(377,196)
Foreign currency translation adjustment	-	-	-	-	1,215	1,215
Balance as of June 30, 2019	376,275,500	$37,628	$5,293,082	$(750,278)	$(79)	$4,580,353
Net loss	-	-	-	(338,931)	-	(338,931)
Foreign currency translation adjustment	-	-	-	-	9,864	9,864
Balance as of December 31, 2019	376,275,500	$37,628	$5,293,082	$(1,089,209)	$9,785	$4,251,286

The accompanying notes are an integral part of these consolidated financial statements.

F-25

AGAPE ATP CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Currency expressed in United States Dollars (“US$”)

	For the six months ended December 31,		For the years ended June 30,
	2019	2018	2019	2018
		(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(338,931)	$(142,446)	$(519,642)	$(130,274)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Loss from equity investment	-	98,140	124,225	30,155
Unrealized holding loss on marketable securities	68,391	-	-	-
Gain on deemed disposal of shares in Investee Company	-	-	(16,509)	-
Impairment in cost of investment	-	-	366,834	-
Deferred tax expenses	-	-	-	5,334
Changes in operating assets and liabilities:
Accounts receivable – related party	(85,602)	-	(433,338)	-
Amount due from a related party	-	-	(2,210)	-
Prepayments and deposits	229,638	(245,128)	(233,394)	(264,941)
Accounts payable	2,778	-	-	-
Accounts payable – related party	(35,086)	-	35,145	-
Customer deposits	-	217,743	-	-
Income taxes payable	-	6,965	-	-
Other payables and accrued liabilities	44,867	(11,865)	11,825	11,749
Net cash used in operating activities	(113,945)	(76,591)	(667,064)	(347,977)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in Investee Company	-	-	-	(862,490)
Investment in marketable securities	-	(1,000)	(1,000)	(500,000)
Investment in non-marketable securities	-	-	(1,500)	-
Net cash used in investing activities	-	(1,000)	(2,500)	(1,362,490)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in share capital	-	-	-	493
Proceeds from sale of common stock	-	-	-	2,925,207
Amount due to a related party	-	(745)	-	745
Amount due to a director	-	-	(5,318)	3,822
Net cash (used in) provided by financing activities	-	(745)	(5,318)	2,930,267

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	815	(2)	1,214	(1,293)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(113,130)	(78,338)	(673,668)	1,218,507

CASH AND CASH EQUIVALENTS, beginning of period	2,857,587	3,531,255	3,531,255	2,312,748

CASH AND CASH EQUIVALENTS, end of period	$2,744,457	$3,452,917	$2,857,587	$3,531,255

SUPPLEMENTAL CASH FLOWS INFORMATION
Income taxes paid	$-	$-	$-	$-
Interest paid	$-	$-	$-	$-

SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES
Amount transferred from investment in investee company to investment in non-marketable securities	$-	$-	$724,619	$-

The accompanying notes are an integral part of these consolidated financial statements.

F-26

AGAPE ATP CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

1. ORGANIZATION AND BUSINESS BACKGROUND

Agape ATP Corporation, a Nevada corporation (“the Company”) was incorporated under the laws of the State of Nevada on June 1, 2016.

Agape ATP Corporation operates through its wholly owned subsidiary, Agape ATP Corporation, a Company organized in Labuan, Malaysia.

Agape ATP Corporation, incorporated in Labuan, Malaysia, is an investment holding company with 100% equity interest in Agape ATP International Holding Limited, a company incorporated in Hong Kong.

The Company and its subsidiaries provide health and wellness products and advisory services to the public. The principal activity of the Company and its subsidiaries is to supply high-quality health and wellness products, including supplement to assist in cell metabolism, detoxification, blood circulation, anti-aging and products designed to improve the overall health system in our body.

Details of the Company’s subsidiaries:

	Subsidiary company name	Place and date of incorporation	Particulars of issued capital	Principal activities	Proportional of ownership interest and voting power held

1.	Agape ATP Corporation	Labuan, March 6, 2017	100 shares of ordinary share of US$1 each	Investment holding	100%

2.	Agape ATP International Holding Limited	Hong Kong, June 1, 2017	1,000,000 shares of ordinary share of HK$1 each	Health and wellness products and health solution advisory services	100%

Business Overview

Agape ATP Corporation is a company that provides health solution advisory services to our clients. We primarily focus our efforts on attracting customers in Malaysia. Our advisory services center on the “ATP Zeta Health Program”, which is a health program designed to effectively prevent diseases caused by polluted environments, unhealthy dietary intake and unhealthy lifestyles, and promotion of health. The program aims to promote improved health and longevity in our clients through a combination of modern medicine, proper nutrition and advice from skilled nutritionists and/or dieticians.

At its core, the ATP Zeta Super Health Program is focused upon biological energy, Adenosine Triphosphate (ATP), at the cellular level. The stimulation of ATP production at the cellular level can increase the metabolism and service to promote and maintain normal and healthy functioning of the body’s systems. As a strong advocator of “beauty from within”, our program shall emphasize nutrient absorption through the membrane ion channel to provide complete and balanced nutrients to improve cell health. Thus, ATP Zeta Super Health Program provides ionized and high zeta potential (high bioavailability) nutrients to enhance the absorption at the cellular level.

F-27

The ATP Zeta Super Health Program consists of eight products. None of these products are owned or produced by Agape ATP Corporation. In the event that any of these products are no longer produced, or are otherwise unavailable, we may have to devote significant effort to identifying and obtaining comparable replacement products. The ten products that comprise the ATP Zeta Super Health Program are ATP1s Survivor Select, ATP2 Energized Mineral Concentrate, ATP3 Ionized Cal-Mag, ATP4 Omega Blend, ATP5 BetaMaxx, AGN-Vege Fruit Fiber, AGP1-Iron and YFA-Young Formula.

At present, our products are mainly sold in Malaysia, and due to the contents and combination of the main ingredients in the products they are categorized as health food rather than medicines or drugs. As such, all products require authorization from the Food and Quality Division of Ministry of Health according to the Food Act of 1983 and Food Regulation 1985 in order to be sold in the country. All of the products in the ATP Zeta Super Health Program have obtained the appropriate authorizations.

As part of a continuous effort to increase market share of the health and wellness industry that is growing at an exponential rate, we will also evaluate adding additional products to the ATP Zeta Super Health Program; and considering the potential of the synergies between the health and beauty sectors, we will further involve ourselves in the topical approach of skin and hair regime.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying consolidated financial statements and notes.

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Change of year end

As of December 31, 2019, the Company changed its fiscal year end from June 30 to December 31. The consolidated financial statements consist of a six-month transition period ended December 31, 2019 and 2018 (unaudited), and the fiscal years ended June 30, 2019 and 2018.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for doubtful accounts, allowance for deferred tax assets and uncertain tax position, and impairment of investment in non-marketable securities. Actual results could differ from these estimates.

F-28

Cash and cash equivalents

Cash and cash equivalents are carried at cost and represent cash on hand, time deposits placed with banks or other financial institutions and all highly liquid investments with an original maturity of three months or less.

Accounts receivable – related party

Accounts receivable – related party are recorded at the invoiced amount less an allowance for any uncollectible accounts and do not bear interest, which are due on demand. Management reviews the adequacy of the allowance for doubtful accounts on an ongoing basis, using historical collection trends and aging of receivables. Management also periodically evaluates individual customer’s financial condition, credit history, and the current economic conditions to make adjustments in the allowance when it is considered necessary. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. As of December 31, 2019, June 30, 2019 and December 31, 2018, all of the Company’s accounts receivable balance are due from a related party, as a result, no valuation allowance was made.

Prepayments and deposits

Prepayments and deposits are cash deposited or advanced to suppliers for future inventory purchases or service providers for future services. This amount is refundable and bears no interest. For any prepayments and deposits determined by management that such advances will not be in receipts of inventories, services, or refundable, the Company will recognize an allowance account to reserve such balances. Management reviews its prepayments and deposits on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary.

Investment in investee company

The Company evaluates investment in investee company as it holds an equity interest based on the amount of control it exercises over the operations of the investee, exposure to losses in excess of its investment, the ability to significantly influence the investee and whether the Company is the primary beneficiary of the investee. Entities in which the Company has the ability to exercise significant influence, but does not have a controlling interest, are accounted for using the equity method. Significant influence is generally considered to exist when the Company has voting shares representing 20% to 50%, and other factors, such as representation on the Board of Directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate. Under this method of accounting, the Company records its proportionate share of the net earnings or losses of equity method investees and a corresponding increase or decrease to the investment balances. Dividends received from the equity method investments are recorded as reductions in the cost of such investments. The Company generally considers an ownership interest of 20% or higher to represent significant influence.

Investment in marketable equity securities

Prior to July 1, 2019, marketable securities included in investment in marketable equity securities (non-current) are stated at the lower of cost or market in the aggregate. Other marketable securities (non-current) are stated at the lower of cost or market in the aggregate and investments other than marketable equity securities in other investments (non-current) are stated at cost less any significant decline in fair value assessed to be other than temporary. Realized gains and losses on the sale of securities are based on the average cost of all the units of a particular security held at the time of sale.

On July 1, 2019, the Company adopted ASU 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. Investments in marketable equity securities (non-current) are reported at fair value with changes in fair value recognized in the Company’s consolidated statements of operations and comprehensive loss in the caption of “unrealized holding losses on marketable securities” in each reporting period.

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Investment in non-marketable equity securities

Prior to July 1, 2019, investments in non-marketable equity securities (non-current) are stated at cost less any significant decline in fair value assessed to be other than temporary. Realized gains and losses on the sale of securities are based on the average cost of all the units of a particular security held at the time of sale.

On July 1, 2019, the Company adopted ASU 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. Due to the Company’s non-marketable equity securities (non-current) does not qualify for the practical expedient to estimate fair value in accordance with ASC 820-10-35-59, the Company has selected to record its investments in non-marketable equity securities (non-current) at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issue.

At each reporting period, the Company will make a qualitative assessment considering impairment indicators to evaluate whether the investment is impaired. The qualitative assessment indicators include, but are not limited to: (1) A significant deterioration in the earnings performance, credit rating, asset quality, or business prospects of the investee; (ii) A significant adverse change in the regulatory, economic, or technological environment of the investee; (iii) A significant adverse change in the general market condition of either the geographical area or the industry in which the investee operates; (iv) A bona fide offer to purchase, an offer by the investee to sell, or a completed auction process for the same or similar investment for an amount less than the carrying amount of that investment; and (v) Factors that raise significant concerns about the investee’s ability to continue as a going concern, such as negative cash flows from operations, working capital deficiencies, or noncompliance with statutory capital requirements or debt covenants. If the qualitative assessment indicators indicated that the non-marketable equity securities (non-current) is deemed to be impaired, the Company would recognize the impairment loss equal to the difference between the fair value of the investment and its carrying amount.

Revenue recognition

On July 1, 2019, the Company adopted Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (ASC Topic 606) using the modified retrospective method for contracts that were not completed as of June 30, 2019. This did not result in an adjustment to retained earnings upon adoption of this new guidance as the Company’s revenue was recognized based on the amount of consideration expected to receive in exchange for satisfying the performance obligations.

The core principle underlying the revenue recognition of this ASU allows the Company to recognize- revenue that represents the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer. The Company’s revenue streams are recognized at a point in time for the Company’s sale of health and wellness products.

The ASU requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company accounts for a contract with a customer when the contract is committed in writing, the rights of the parties, including payment terms, are identified, the contract has commercial substance and consideration is probable of substantially collection.

Prior to July 1, 2019, the Company recognizes revenue from sales of goods when the following four revenue criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) selling price is fixed or determinable; and (4) collectability is reasonably assured. Revenue from supplies of health and wellness products is recognized when title and risk of loss are transferred and there are no continuing obligations to the customer. Title and the risks and rewards of ownership transfer to and accepted by the customer when the products are collected by the customer at the Company’s office. Revenue is recorded net of sales discounts, returns, allowances, and other adjustments that are based upon management’s best estimates and historical experience and are provided for in the same period as the related revenues are recorded.

F-30

The application of the five-step model to the revenue streams compared to the prior guidance did not result in significant changes in the way the Company records its revenue. Upon adoption on July 1, 2019, the Company evaluated its revenue recognition policy for all revenue streams within the scope of the ASU under previous standards and using the five-step model under the new guidance and confirmed that there were no differences in the pattern of revenue recognition.

Sales of Health and Wellness products

- Performance obligations satisfied at a point in time

On July 1, 2019, the Company derives its revenues from sales contracts with its customers with revenues being recognized when control of the health and wellness products are transferred to its customer at the Company’s office or shipment of the goods, which is generally similar to when its delivery has occurred prior to July 1, 2019. Such revenues are recognized at a point in time after all performance obligations are satisfied. The revenue is recorded net of estimated discounts and return allowances. Historically, there were no sales return as the Company’s products sold are not refundable, returnable or exchangeable.

Disaggregated information of revenues by products are as follows:

	For the six months ended		For the years ended
	December 31, 2019	December 31, 2018	June 30, 2019	June 30, 2018
		(Unaudited)

Survivor Select	$-	$204,138	$203,815	$104,656
Energized Mineral Concentrate	100,270	222,789	361,092	66,573
Ionized Cal-Mag	-	-	55,731	43,124
Omega Blend	68,927	97,170	165,999	68,561
BetaMaxx	67,789	87,793	211,280	126,191
Iron	-	2,813	2,809	20,270
Young Formula	-	-	117,480	57,630
Organic Youth Care Cleansing Bar	17,206	-	17,751	-
Energetique Hyaluronic Acid Serum	175,170	-	-	-
Trim+	-	-	198,862	-
Lipomask	-	70,585	211,238	-
Total revenues	$429,362	$685,288	$1,546,057	$487,005

Cost of revenue

Cost of revenue includes freight-in and the purchase cost of manufactured goods for sale to customers

Selling, general and administrative expenses

Selling, general and administrative expenses are primarily comprised of rental of office premises, travelling, licensing and professional fees.

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Income taxes

The Company accounts for income taxes in accordance with U.S. GAAP for income taxes. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes is accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax.

The Company conducts much of its businesses activities in Hong Kong and is subject to tax in this jurisdiction. As a result of its business activities, the Company will file separate tax returns that are subject to examination by the foreign tax authorities.

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of stockholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currencies.

Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Foreign currencies translation and transaction

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the Condensed Consolidated Statements of Operations and Comprehensive Income.

The reporting currency of the Company is United States Dollars (“US$”) and the accompanying financial statements have been expressed in US$. The Company’s subsidiary in Labuan maintains its books and record in United States Dollars (“US$”) albeit its functional currency being the primary currency of the economic environment in which the entity operates is the Malaysian Ringgit (“MYR”). The Company’s subsidiary in Hong Kong maintains its books and record in Hong Kong Dollars (“HK$”), similar to its functional currency.

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In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$, in accordance with ASC Topic 830-30, “Translation of Financial Statement”, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of foreign subsidiary are recorded as a separate component of accumulated other comprehensive income within the statements of stockholders’ equity. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Translation of foreign currencies into US$1 have been made at the following exchange rates for the respective periods:

	As of and for the six months ended December 31,		As of and for the year ended June 30,
	2019	2018	2019	2018

Period-end MYR : US$1 exchange rate	4.09	4.14	4.13	4.03
Period-average MYR : US$1 exchange rate	4.16	4.13	4.13	4.21
Period-end HKD : US$1 exchange rate	7.79	7.83	7.81	-
Period-average HKD : US$1 exchange rate	7.83	7.84	7.84	-
Period-end AUD : US$1 exchange rate	1.43	-	1.42	-
Period-average AUD : US$1 exchange rate	1.46	-	1.42	-

Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

Fair value of financial instruments

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.
●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

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Operating leases

A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Company are currently classified as operating leases. The Company records the total expenses on a straight-line basis over the lease term.

Effective July 1, 2019, the Company adopted ASU 2016-02, “Leases” (Topic 842), and elected the practical expedients that do not require us to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. The Company adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. There is no impact from the adoption of ASC 842 as of July 1, 2019, as the Company did not have any existing leases with a lease term in excess of twelve months on July 1, 2019

Recent accounting pronouncements

The Company has reviewed all recently issued, but not yet effective, accounting pronouncements and do not believe the future adoption of such any pronouncements may be expected to cause a material impact on its financial condition or the results of its operations, as follow:

In July 2017, the FASB Issued ASU 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815). The amendments in Part I of the Update change the reclassification analysis of certain equity-lined financial instruments (or embedded features) with down round features. The amendments in Part II of this Update re-characterize the indefinite deferral of certain provisions of Topic 480 that now are presented as pending content in the Codification, to a scope exception. For public business entities, the amendments in Part I of this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. For all other entities, the amendments in Part I of this Update are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020.

Early adoption is permitted for all entities, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The amendments in Part II of this Update do not require any transition guidance because those amendments do not have an accounting effect. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

In February 2018, the FASB issued ASU 2018-02, Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The amendments in this Update affect any entity that is required to apply the provisions of Topic 220, Income Statement – Reporting Comprehensive Income, and has items of other comprehensive income for which the related tax effects are presented in other comprehensive income as required by GAAP. The amendments in this Update are effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption of the amendments in this Update is permitted, including adoption in any interim period, (1) for public business entities for reporting periods for which financial statements have not yet been issued and (2) for all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments in this Update should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

In August 2018, the FASB has issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements of Fair Value Measurement. This amendment modifies the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in the Concepts Statement, including the consideration of costs and benefits, with the primary purpose to improve the effectiveness of disclosures in the notes to financial statements by facilitating clear communication of the information required by US GAAP. The amendments in this update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company is currently evaluating the impact of ASU 2018-13 will have on its consolidated financial statements.

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In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments—Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments— Credit Losses—Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. ASU 2019-05 is effective for the Company for annual and interim reporting periods beginning January 1, 2023 due the Company is qualified as an emerging growth company. The Company is currently evaluating the impact of ASU 2019-05 will have on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01 to clarify the interaction of the accounting for equity securities under ASC 321 and investments accounted for under the equity method of accounting in ASC 323 and the accounting for certain forward contracts and purchased options accounted for under ASC 815. With respect to the interactions between ASC 321 and ASC 323, the amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting when applying the measurement alternative in ASC 321, immediately before applying or upon discontinuing the equity method of accounting. With respect to forward contracts or purchased options to purchase securities, the amendments clarify that when applying the guidance in ASC 815-10-15-141(a), an entity should not consider whether upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in ASC 323 or the fair value option in accordance with ASC 825. The ASU is effective for interim and annual reporting periods beginning after December 15, 2020. Early adoption is permitted, including adoption in any interim period. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation, such as reclassifying $366,834 impairment in cost of investments from selling, general and administrative expenses to other income (expenses) for the year ended June 30, 2019, reclassifying accounts receivable – related party of $78,272 as of June 30, 2019 to be net against other payables and accrued liabilities, and reclassifying cash inflows of $78,272 from changes in other payables and accrued liabilities to accounts receivable – related party for the year ended June 30, 2019. These reclassifications have no effect on the reported revenues, net loss or total assets.

3. INVESTMENT IN MARKETABLE SECURITIES

(i)	On May 17, 2018, the Company purchased 83,333 shares of common stock in Greenpro Capital Corp. for $500,000 at a purchase price of $6 per share.

(ii)	On October 16, 2018, the Company purchased 33,333 shares of common stock in Greenpro Capital Corp. for $1,000 at a purchase price of $0.03 per share.

	As of December 31, 2019	As of June 30, 2019	As of December 31, 2018
			(Unaudited)
Cost of investment	$134,166	$501,000	$501,000
Less: Impairment in cost of investment	-	(366,834)	-
Less: Unrealized holding loss	(68,391)	-	-
Exchange rate effect	709	-	-
Investment in marketable securities	$66,484	$134,166	$501,000

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4. INVESTMENT IN NON-MARKETABLE SECURITIES

The Company invested in Unreserved Sdn Bhd with the investment amount of $863,592 (MYR3,500,000), which approximated 20% of the equity interest of Unreserved Sdn Bhd and is accounted for under the equity method of accounting. On March 10, 2019 Unreserved Sdn Bhd issued additional common stock for working capital. As the Company did not subscribe for the additional common stock, the Company’s equity interest in investee company was diluted from approximately 20.0% to approximately 17.86%. Effective from March 10, 2019, the Company discontinued equity accounting on the investee company. The Company also ceased control over the operations of the investee company on the same date. Accordingly, the investment in investee company was reclassified to investment in non-marketable securities.

Unreserved Sdn Bhd is incorporated in Malaysia with 2,500,000 ordinary shares authorized, issued and outstanding. Mr. Lim Hun Soon @ David Lim and Ms. Aniza Helina Akmi Karim are the directors of Unreserved Sdn Bhd. Mr. How Kok Choong was a director of the company from April 30, 2018 to March 27, 2019.

On March 2, 2020, the Company agreed to sell the 17.86% ownership interest in Unreserved Sdn Bhd at December 31, 2019 carrying value of $730,637 to Mr. How Kok Choong, the CEO and director of the Company.

On April 3, 2019, the Company purchased a 5% of stock or 15,000,000 shares of common stock in Phoenix Plus Corp. for $1,500 at purchase price of $0.0001 per share.

Unreserved Sdn Bhd	As of December 31, 2019	As of June 30, 2019	As of December 31, 2018
			(Unaudited)
Cost of investment	$-	$832,335	$832,335
Less: loss of equity of investee company	-	(124,225)	(98,140)
Add: gain on deemed disposal of shares in investee company	-	16,509	-
Investment in investee company	$-	$724,619	$734,195
Reclassify to investment in non-marketable securities	-	(724,619)	-
Investment in investee company	$-	$-	$-

Investment in non-marketable securities	$730,637	$724,619	$-

Phoenix Plus Corporation
Cost of investment	$1,500	$1,500	$1,500

Total investment in non-marketable securities	$732,137	$726,119	$-

5. CASH AND CASH EQUIVALENTS

As of December 31, 2019, June 30, 2019 and December 31, 2018, the Company recorded $2,744,457, $2,857,587, and $3,452,917 (unaudited), respectively, of cash and cash equivalents, which consists $238,937, $353,214, and $990,323 (unaudited), respectively, of cash in bank and $2,505,520, $2,504,373 and $2,462,594 (unaudited), respectively, of time deposits placed with banks or other financial institutions and all highly liquid investments with an original maturity of three months or less. The effective interest rate for the time deposits ranges between 2.95% to 3.25% per annum.

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6. ACCOUNTS RECEIVABLE – RELATED PARTY

	As of December 31, 2019	As of June 30, 2019	As of December 31, 2018
			(Unaudited)
Accounts receivable – related party	$520,786	$433,338	$-
Allowance for doubtful accounts	-	-	-
Total accounts receivables – related party	$520,786	$433,338	$-

7. PREPAYMENTS AND DEPOSITS

	As of December 31, 2019	As of June 30, 2019	As of December 31, 2018
			(Unaudited)
Prepaid expenses	$2,641	$21,081	$2,702
Deposits to supplier	266,552	477,254	507,367
Total prepaid expenses and deposits	$269,193	$498,335	$510,069

8. RELATED PARTY TRANSACTIONS

The Company’s related party list and relationship are as follows:

Related parties	Relationships

Agape S.E.A. Sdn Bhd	Mr. How Kok Choong, the CEO and director of the Company is also the sole shareholder and director of Agape S.E.A. Sdn Bhd

Agape Superior Living Pty Ltd	Mr. How Kok Choong, the CEO and director of the Company is a 51% shareholder and a director of Agape Superior Living Pty Ltd

Agape Superior Living Sdn Bhd	Mr. How Kok Choong, the CEO and director of the Company is also the sole shareholder and director of Agape Superior Living Sdn Bhd

Agape ATP (Asia) Limited	Mr. How Kok Choong, the CEO and director of the Company is also the sole shareholder and director of Agape ATP (Asia) Limited.

Greenpro Capital Corp.

Greenpro Capital Corp., through its wholly owned subsidiaries (collectively “Greenpro”), is an approximately 4.7% shareholder in the Company. Greenpro Venture Capital Limited is owned by Greenpro Capital Corp. The controlling shareholders of Greenpro Capital Corp. are Mr. Lee Chong Kuang and Mr. Loke Che Chan.

Mr. How Kok Choong, the CEO and director of the Company is also the director of Greenpro Capital Corp. Mr. How Kok Choong ceased to be the director of Greenpro Capital Corp. in November 2018.

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Related party transactions as of and for six months ended December 31, 2019 and 2018 are as per table below:

	For the six months ended		As of
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
		(Unaudited)		(Unaudited)
	Revenue		Accounts Receivable, Trade

Agape S.E.A. Sdn Bhd	$429,362	$685,288	$520,786	$-

	Professional fee		Accounts Payable, Non-trade

Greenpro Capital Corp.	$-	$4,500	$-	$-

	Expenses paid on behalf		Amount due from a related party

Agape ATP (Asia) Limited	$-	$-	$2,217	$-

Related party transactions as of and for years ended June 30, 2019 and 2018 are as per table below:

	Years ended		As of
	June 30, 2019	June 30, 2018	June 30, 2019
	Revenue		Accounts Receivable, Trade
Agape S.E.A. Sdn Bhd	$1,524,596	$487,005	$433,338
Agape Superior Living Pty Ltd	21,461	-	-
Total	$1,546,057	$487,005	$433,338

	Professional fee		Accounts Payable, Non-trade
Greenpro Capital Corp.	$12,000	$214,883	$-

	Company Secretarial fee		Accounts Payable, Non-trade
Greenpro Capital Corp.	$3,282	$292	$-

	License fee		Accounts Payable, Non-trade
Greenpro Capital Corp.	$1,509	$-	$-

	Incorporation fee		Accounts Payable, Non-trade
Greenpro Capital Corp.	$-	$1,419	$-

	Expenses paid on behalf		Amount due from A related party
Agape Superior Living Sdn Bhd	$-	$745	$-

	Expenses paid on behalf		Amount due from A related party
Agape ATP (Asia) limited	$2,210	$-	$2,210

	Sundry purchases		Accounts Payable, Non-trade
Agape Superior Living Pty Ltd	$35,145	$-	$35,145

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9. STOCKHOLDERS’ EQUITY

Preferred stock

As of December 31, 2019, June 30, 2019 and December 31, 2018, there were 200,000,000 preferred shares authorized but none were issued and outstanding.

Common stock

As of December 31, 2019, June 30, 2019 and December 31, 2018, there were 376,275,500 of common stocks issued and outstanding.

There were no stock options, warrants or other potentially dilutive securities outstanding as of December 31, 2019, June 30, 2019 and December 31, 2018.

10. OTHER PAYABLES AND ACCRUED LIABILITIES

	As of December 31, 2019	As of June 30, 2019	As of December 31, 2018
			(Unaudited)
Accrued professional fees	$58,594	$20,000	$7,884
Others	18,652	12,319	-
Total payables and accrued liabilities	$77,246	$32,319	$7,884

11. INCOME TAXES

The United States and foreign components of income (loss) before income taxes were comprised of the following:

	For the six months ended		For the years ended
	December 31, 2019	December 31, 2018	June 30, 2019	June 30, 2018
		(Unaudited)
Tax jurisdictions from:
- Local	$(279,476)	$(33,977)	$(76,309)	$(261,918)
- Foreign - Labuan	(4,174)	(45,576)	(2,777)	134,806
- Foreign – Hong Kong	(55,281)	(55,928)	(440,556)	2,172
Loss before income tax	$(338,931)	$(135,481)	$(519,642)	$(124,940)

The provision for income taxes consisted of the following:

	For the six months ended		For the years ended
	December 31, 2019	December 31, 2018	June 30, 2019	June 30, 2018
(Unaudited)
Current:
- Local	$-	$-	$-	$-
- Foreign	-	6,965	-	5,334

Deferred:
- Local	-	-	-	-
- Foreign	-	-	-	-

Income tax expense	$-	$6.965	$-	$5,334

F-39

The effective tax rate in the periods presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rates. The Company and its subsidiary that operate in various countries: United States, Labuan and Hong Kong that are subject to taxes in the jurisdictions in which they operate, as follows:

United States of America

Agape ATP Corporation is registered in the State of Nevada and is subject to the tax laws of the United States of America. As of December 31, 2019, June 30, 2019 and December 31, 2018, the operations in the United States of America incurred $717,901, $438,426, and $395,095 (unaudited), respectively, of cumulative net operating losses which can be carried forward to offset future taxable income. The net operating loss carry forwards begin to expire in 2037 and ending in 2039, if unutilized. The tax valuation allowance as of December 31, 2019, June 30, 2019 and December 31, 2018 are $150,759, $92,069 and $82,970 (unaudited), respectively.

Labuan

Under the current laws of the Labuan, Agape ATP Corporation is governed under the Labuan Business Activity Act, 1990. The tax charge for such company is based on 3% of net audited profit. Due to Agape ATP Corporation is a holding company, it did not generate any income nor incurred any income tax. In addition, its related expenses incurred cannot be carried forward to offset any future operation income.

Hong Kong

Agape ATP International Holding (HK) Limited is subject to Hong Kong Profits Tax, which is charged at the statutory income rate of 16.5% on its assessable income derived from Hong Kong. Business income derived or business expenses incurred outside the Special Administrative Region is not subject to Hong Kong Profits Tax or deduction.

The following table reconciles the local (United States) statutory rates to the Company’s effective tax rate for the periods indicated below:

	For the six months ended		For the years ended
	December 31, 2019	December 31, 2018	June 30, 2019	June 30, 2018
		(Unaudited)
U.S. statutory rate	21.0%	21.0%	21.0%	21.0%
Valuation allowance	(21.0)%	(21.0)%	(21.0)%	(21.0)%
Permanent difference (1)	0.0%	(5.1)%	0.0%	(4.3)%
Effective tax rate	0.0%	(5.1)%	0.0%	(4.3)%

(1) This was related to disallowed expenditure incurred in the ordinary course of business.

The following table sets forth the significant components of the aggregate deferred tax assets of the Company as of:

	As of December 31, 2019	As of June 30, 2019	As of December 31, 2018
			(Unaudited)
Deferred tax assets:
Net operating loss carry forwards in U.S.	$150,759	$92,069	$82,970
Less: valuation allowance	(150,759)	(92,069)	(82,970)
Deferred tax asset	$-	$-	$-

F-40

12. AMOUNT DUE TO A DIRECTOR

As of December 31, 2019, June 30, 2019 and December 31, 2018, a director of the Company advanced $3,952, $3,938 and $3,921 (unaudited), respectively, to the Company, which is unsecured, interest-free with no fixed repayment term, for working capital purpose. Imputed interest is considered insignificant.

13. CONCENTRATIONS OF RISKS

(a) Major customers

For the six months ended December 31, 2019 and 2018, one customer accounted for 100% of the Company’s total revenues. For the years ended June 30, 2019 and 2018, one customer accounted for approximately 99% and 100% of the Company’s total revenues, respectively.

As of December 31, 2019, and June 30, 2019, one customer accounted for 100% of the total balance of accounts receivable.

(b) Major vendors

For the six months ended December 31, 2019, two vendors accounted for approximately 59% and 41% of the Company’s total purchases, respectively. For the six months ended December 31, 2018, one vendor accounted for approximately 89% of the Company’s total purchases. For the year ended June 30, 2019, two vendors accounted for approximately 71% and 26% of the Company’s total purchases. For the year ended June 30, 2018, one vendor accounted for 100% of the Company’s total purchases.

As of December 31, 2019 and June 30, 2019, one vendor accounted for 100% of the total balance of accounts payable.

(c) Credit risk

Financial instruments that are potentially subject to credit risk consist principally of accounts receivable. The Company believes the concentration of credit risk in its account receivable is substantially mitigated by its ongoing credit evaluation process and relatively short collection terms. The Company does not generally require collateral from customers. The Company evaluates the need for an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. Historically, the Company did not have any bad debt on its account receivable.

(d) Exchange rate risk

The Company cannot guarantee that the current exchange rate will remain steady; therefore, there is a possibility that the Company could post the same amount of profit for two comparable periods and because of the fluctuating exchange rate actually post higher or lower profit depending on exchange rate of RM$ and HK$ converted to US$ on that date. The exchange rate could fluctuate depending on changes in political and economic environments without notice.

14. COMMITMENTS AND CONTINGENCIES

Lease commitments

The Company has entered into an operating lease agreement for an office in Hong Kong. The Company’s commitment for minimum lease payments under these operating leases as of December 31, 2019 for the next two years is as follow:

Twelve months ending December 31,	Minimum lease payment
2020	$17,973
Thereafter	-
Total minimum payments required	$17,973

F-41

Rent expense for the six months ended December 31, 2019 and 2018 was $26,828 and $8,932 (Unaudited), respectively. Rent expense for the years ended June 30, 2019 and 2018 was $35,706 and $0, respectively

Purchase commitments

The total future minimum purchase commitment under a non-cancellable purchase contract as of December 31, 2019 for the next five years and thereafter is as follows:

Twelve months ending December 31,	Minimum purchase
2020	$693,900
2021	693,900
2022	693,900
2023	693,900
2024	693,900
Thereafter	2,081,700
Total minimum purchase commitments required	$5,551,200

As of the date of this report, the Company’s vendor is not able to meet the Company’s minimum purchase commitment of the health and wellness products due to the manufacturing process was being delayed by its vendor.

Contingencies

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

15. SUBSEQUENT EVENT

In December 2019, a novel strain of coronavirus (COVID-19) surfaced. The spread of COVID-19 around the world in the first quarter of 2020 has caused significant volatility in Malaysia. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the Malaysia economies and, as such, the Company is unable to determine if it will have a material impact to its operations.

F-42

AGAPE SUPERIOR LIVING SDN. BHD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2020	2019
ASSETS
Current assets
Cash	$1,206,493	$1,030,829
Other receivables	33,210	34,672
Other receivables - related parties	219,121	233,942
Inventories	616,880	552,901
Prepaid taxes	1,206,821	1,181,963
Prepayments and other assets	318,267	484,880
Total current assets	3,600,792	3,519,187

Other assets
Property and equipment, net	325,648	364,604
Intangible assets, net	6,686	7,592
Deferred taxes asset, net	172,250	234,797
Total other assets	504,584	606,993

Total assets	$4,105,376	$4,126,180

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable - related party	$491,628	$520,786
Customer deposits	1,600,606	1,632,747
Other payables and accrued liabilities	209,096	252,902
Other payables - related parties	-	12,104
Total current liabilities	2,301,330	2,418,539

Total liabilities	2,301,330	2,418,539

Commitments and contingencies

Shareholders’ equity
*Ordinary shares, no par value, 9,590,598 shares issued and outstanding as of March 31, 2020 and December 31, 2019	2,372,008	2,372,008
Accumulated deficit	(542,428)	(740,004)
Accumulated other comprehensive (loss) income	(25,534)	75,637
Total shareholders’ equity	1,804,046	1,707,641

Total liabilities and shareholders’ equity	$4,105,376	$4,126,180

*Pursuant to the New Companies Act 2016 effective from January 31, 2017, the concept of authorized share capital and par value has been abolished, the Company is no longer required to state authorized share capital and par value.

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-43

AGAPE SUPERIOR LIVING SDN. BHD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Three Months Ended
	March 31,
	2020	2019
Net revenues	$1,241,252	$1,214,600
Cost of revenues	111,489	203,838
Gross profit	1,129,763	1,010,762

Operating expenses
Selling expenses	148,472	400,971
Commission expenses	411,266	601,205
General and administrative expenses	325,029	313,170
Total operating expenses	884,767	1,315,346

Income (loss) from operations	244,996	(304,584)

Other income (expenses)
Interest income	725	1,160
Other income (expenses), net	2,688	(5,933)
Total other income (expenses), net	3,413	(4,773)

Income (loss) before income taxes	248,409	(309,357)

Provision for (benefits of) income taxes	50,833	(57,232)

Net income (loss)	197,576	(252,125)

Foreign currency translation adjustment	(101,171)	2,460

Comprehensive income (loss)	$96,405	$(249,665)

Earnings (loss) per share
Basic and diluted	$0.02	$(0.17)

Weighted average number of ordinary shares outstanding
Basic and diluted	9,590,598	1,500,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-44

AGAPE SUPERIOR LIVING SDN. BHD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	For the Three Months ended March 31,2019
				Accumulated
	Ordinary Shares			Other
	Shares	Share Capital	Retained Earnings	Comprehensive Income	Total
BALANCE, December 31, 2018	1,500,000	$394,737	$319,490	$81,108	$795,335
Net loss	-	-	(252,125)	-	(252,125)
Foreign currency translation adjustment	-	-	-	9,555	9,555
BALANCE, March 31, 2019	1,500,000	$394,737	$67,365	$90,663	$552,765

	For the Three Months ended March 31,2020
				Accumulated
	Ordinary Shares			Other
	Shares	Share Capital	Accumulated Deficit	Comprehensive Income	Total
BALANCE, December 31, 2019	9,590,598	$2,372,008	$(740,004)	$75,637	$1,707,641
Net Income	-	-	197,576	-	197,576
Foreign currency translation adjustment	-	-	-	(101,171)	(101,171)
BALANCE, March 31, 2020	9,590,598	$2,372,008	$(542,428)	$(25,534)	$1,804,046

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-45

AGAPE SUPERIOR LIVING SDN. BHD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Three Months Ended
	March 31,
	2020	2019
Cash flows from operating activities
Net income (loss)	$197,576	$(252,125)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation	19,820	21,257
Amortization	494	1,621
Deferred taxes (benefit) provision	50,833	(57,232)
Loss on disposal of equipment	(739)	-
Change in operating assets and liabilities
Accounts receivable	356	(28,520)
Other receivables	(849)	-
Inventories	(97,687)	(243,106)
Prepaid taxes	(93,672)	(421,370)
Prepayments and other assets	143,509	(49,875)
Prepayment - related party	-	217,163
Accounts payable - related party	-	187,418
Customer deposits	60,990	(352,708)
Other payables and accrued liabilities	(30,505)	(93,034)
Other payables - related parties	(11,757)	-
Net cash provided by (used in) operating activities	238,369	(1,070,511)

Cash flows from investing activities
Purchases of equipment	-	(760)
Net cash used in investing activities	-	(760)

Cash flows from financing activities
Repayments from related parties	1,773	37,244
Loans from related parties	-	485,526
Net cash provided by financing activities	1,773	522,770

Effect of exchange rate on cash	(64,478)	18,512

Net change in cash	175,664	(529,989)

Cash, beginning of period	1,030,829	1,544,525

Cash, end of period	$1,206,493	$1,014,536

Supplemental cash flows information:
Income taxes paid	$93,672	$123,892
Interest paid	$-	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-46

AGAPE SUPERIOR LIVING SDN. BHD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1 – NATURE OF BUSINESS AND ORGANIZATION

Agape Superior Living Sdn. Bhd. (“ASL” or the “Company”) is a limited company incorporated on August 8, 2003, under the laws of Malaysia.

The Company engages in the direct selling marketing business in the Health and Wellness Industry. The principal activity of the Company is to supply high-quality health and wellness products, including supplements to assist in cell metabolism, detoxification, blood circulation, anti-aging and products designed to improve the overall health system in the body.

The accompanying unaudited condensed consolidated financial statements reflect the activities of ASL and Agape S.E.A. Sdn. Bhd. (“SEA”), a variable interest entity (“VIE”) (See Note 3).

Business Overview

AGAPE Superior Living Sdn. Bhd. is a network marketing company specializing in healthcare products and focusing on improving people’s health and wellbeing that has been in existence in Malaysia for the past 15 years.

The Company’s advisory services center on the “ATP Zeta Health Program”, which is a health program designed to effectively prevent diseases caused by polluted environments, unhealthy dietary intake and unhealthy lifestyles, and promotion of health. The program aims to promote improved health and longevity in our clients through a combination of proper nutrition and advice from skilled nutritionists and/or dieticians.

The Company’s ATP Zeta Health Program is a health program designed to promote health and general wellbeing also to prevent health diseases caused by polluted environments, unhealthy dietary intake and unhealthy lifestyles. The program aims to promote improved health and longevity in its customers through a combination of proper nutrition and advice from skilled dieticians as well as trained members and distributors. The ATP Zeta Super Health Program consists of eight products. None of these products are owned or produced by the Company. In the event that any of these products are no longer produced, or are otherwise unavailable, the Company may have to devote significant effort to identifying and obtaining comparable replacement products. The eight products that comprise the ATP Zeta Super Health Program are ATP1s Survivor Select, ATP2 Energized Mineral Concentrate, ATP3 Ionized Cal-Mag, ATP4 Omega Blend, ATP5 BetaMaxx, AGN-Vege Fruit Fiber, AGP1-Iron and YFA-Young Formula.

The Company’s ÉNERGÉTIQUE series aims to provide a total dermal solution for a healthy skin beginning from the cellular level. The series is comprised of Energy Mask series, Hyaluronic Acid Serum and Mousse Facial Cleanser.

The Company’s BEAUNIQUE product series focuses on the research of diet’s impact on modifying gene expressions to address genetic variations and deliver a nutrigenomic solution for every individual.

2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”), and include all normal and recurring adjustments that management of the Company considers necessary for a fair presentation of its financial position and operation results. Interim results are not necessarily indicative of results to be expected for any other interim period or for the full year. Therefore, these statements should be read in conjunction with the Company’s audited financial statements as of and for the years ended December 31, 2019 and 2018.

F-47

Principles of Consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and its VIE. All transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

Use of Estimates and Assumptions

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s unaudited condensed consolidated financial statements include allowance for doubtful accounts, allowance for inventories obsolescence, useful lives of property and equipment, useful lives of intangible assets, impairment of long-lived assets, and allowance for deferred tax assets and uncertain tax position. Actual results could differ from these estimates.

Fair Value Measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.
●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Foreign Currency Translation and Transaction

The reporting currency of the Company is the U.S. dollar. The Company in Malaysia conducts its businesses in the local currency, Ringgit Malaysia (RM), as its functional currency. Assets and liabilities are translated at the unified exchange rate as quoted by the Federal Reserve at the end of the period. The statement of income accounts are translated at the average translation rates and the equity accounts are translated at historical rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Translation adjustments included in accumulated other comprehensive (loss) income amounted to $(25,534) and $75,637 as of March 31, 2020 and December 31, 2019, respectively. The balance sheet amounts, with the exception of shareholders’ equity at March 31, 2020 and December 31, 2019 were translated at 4.33 RM and 4.09 RM to $1.00, respectively. The shareholders’ equity accounts were stated at their historical rate. The average translation rates applied to statement of operations and comprehensive income (loss) accounts for the three months ended March 31, 2020 and 2019 were 4.21 RM and 4.08 RM to $1.00, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

F-48

Cash

Cash are carried at cost and represent cash on hand and deposits placed with banks or other financial institutions.

Inventories

Inventories consist of finished goods and are stated at the lower of cost or net realizable value using the first-in first-out method. When appropriate, impairment to inventories are recorded to write down the cost of inventories to their net realizable value.

Prepaid Taxes

Prepaid taxes include (i) prepaid income taxes that will either be refundable or utilized to offset future income tax; and (ii) goods and service tax (“GST”) to be refundable.

Prepayments and Other Assets

Prepayments and other assets are cash deposited or advanced to outside vendors and service providers for future inventory purchases and future services to be provided. This amount is refundable and bears no interest. For any prepayments determined by management that such advances will not be utilized, collected or refunded, the Company will recognize an allowance account to reserve such balances. Management reviews its advances to suppliers on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. As of March 31, 2020 and December 31, 2019, there is no allowance for the doubtful accounts.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets with no residual value. The estimated useful lives are as follows:

Useful Life

Computer and office equipment	5-7 years
Furniture & fixtures	6-7 years
Leasehold improvements	Lease Term
Vehicle	5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of income and comprehensive income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Intangible Assets, Net

Intangible assets, net, are stated at cost, less accumulated amortization. Amortization expense is recognized on the straight-line basis over the estimated useful lives of the assets as follows:

Classification	Useful Life

Computer software	5 years

F-49

Impairment for Long-Lived Assets

Long-lived assets, including property and equipment, and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of March 31, 2020 and December 31, 2019, no impairment of long-lived assets was recognized.

Customer Deposits

Customer deposits represent amounts advanced by customers on product orders and discounted value of unapplied coupons. Customer deposits are reduced when the related sale is recognized in accordance with the Company’s revenue recognition policy.

Revenue Recognition

The Company adopted Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606), on all periods presented. The Company recognizes revenue to depict the transfer of promised goods or services (that is, an asset) to customers in an amount that reflects the consideration to which the Company expects to receive in exchange for those goods or services. An asset is transferred when the customer obtains control of that asset. It also requires the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer. The Company’s revenue streams are recognized at a point in time for the Company’s sale of health and wellness products.

The Company uses a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company accounts for a contract with a customer when the contract is committed in writing, the rights of the parties, including payment terms, are identified, the contract has commercial substance and consideration is probable of substantial collection.

Sales of Health and wellness products

-	Performance obligations satisfied at a point in time

The Company derives its revenues from sales contracts with its customers with revenues being recognized when control of the health and wellness products are transferred to its customer at the Company’s office or shipment of the goods. Such revenues are recognized at a point in time after all performance obligations are satisfied. The revenue is recorded net of estimated discounts and return allowances. Products are given 60 days for returns or exchanges from the date of purchase. Historically, there were insignificant sales returns.

The Company also sells coupons to its customers for cash at a discounted price of the value of the coupons. Customers can apply the value of the coupons for a reduction in the transaction price paid by the customer are recorded as a reduction of sales. The cash proceeds resulted from the sale of coupons are recognized as customer deposits until the coupons to be applied as a reduction of the health and wellness products transaction price upon such sales transactions occurred. The Company’s coupons have a validity period of six months. If the Company’s customers did not utilized the coupons after six months, the Company would recognize the forfeiture of the originated sales value of the coupons as net revenues. For the three months ended March 31, 2020 and 2019, the Company recognized $25,836 and $0, respectively, as forfeited coupon income.

F-50

As of March 31, 2020, the Company had contracts for the sales of health and wellness products amounting to $1,420,392 which is expected to fulfill within 12 months from March 31, 2020.

Disaggregated information of revenues by products are as follows:

	For the Three Months Ended
	March 31, 2020	March 31, 2019

Survivor Select	$150,120	$23,382
Energized Mineral Concentrate	133,529	111,899
Ionized Cal-Mag	39,353	13,912
Omega Blend	299,007	385,001
BetaMaxx	165,187	42,549
Vege Fruit Fiber	66,286	23,520
Iron	6,810	-
Young Formula	30,093	213,300
Organic Youth Care Cleansing Bar	19,304	53,747
Mitogize	111,632	58,060
No. 1 MED	66,156	102,348
Energetique	139,604	-
Trim+	14,171	186,882
Total revenues	$1,241,252	$1,214,600

Cost of Revenues

Cost of revenue includes freight-in and the purchase cost of manufactured goods for sale to customers.

Shipping and Handling

Shipping and handling charges amounted to $931 and $6,276 for the three months ended March 31, 2020 and 2019, respectively. Shipping and handling charges are expensed as incurred and included in selling expenses.

Advertising Costs

Advertising costs amounted to $23,740 and $49,232 for the three months ended March 31, 2020 and 2019, respectively. Advertising costs are expensed as incurred and included in selling expenses.

Commission Expenses

Commission expenses are the Company’s most significant expenses. As with all companies in the network marketing industry, the Company’s sales channel is external to the Company. The Company’s “external sales force” is stratified into two levels based on priority recruitment. First, there are sales distributors. Second, all members recruited by a sales distributor, directly or indirectly, are referred to as “sales network members”. The Company pays commission to every sales distributor based on purchases made by its sales network members which includes the independent direct sales members. Top performing distributors with their own physical stores may also become stockists of the Company, whereby they enjoy benefits such as maintaining a certain amount of the Company’s inventory on their store premises. The stockists shall account to the Company for all products sales from their store premises as monitored through the Company’s centralized stock tracking system. The Company pays a separate commission to stockists based on revenue generated from the stockists’ physical stores. Commission expenses amounted to $411,266 and $601,205 for the three months ended March 31, 2020 and 2019, respectively.

F-51

Defined Contribution Plan

The full-time employees of the Company are entitled to the government mandated defined contribution plan. The Company is required to accrue and pay for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant government regulations, and make cash contributions to the government mandated defined contribution plan. Total expenses for the plans were $26,033 and $35,894 for the three months ended March 31, 2020 and 2019, respectively.

The related contribution plans include:

-	Social Security Organization (“SOSCO”) – 1.75% based on employee’s monthly salary capped of RM 4,000;
-	Employees Provident Fund (“EPF”) – 12% based on employee’s monthly salary;
-	Employment Insurance System (“EIS”) – 0.2% based on employee’s monthly salary capped of RM 4,000;
-	Human Resource Development Fund (“HRDF”) – 1% based on employee’s monthly salary

Operating Leases

A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Company are currently classified as operating leases. The Company records the total expenses on a straight-line basis over the lease term.

Income Taxes

The Company accounts for income taxes in accordance with U.S. GAAP for income taxes. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes is accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the unaudited condensed consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax for the three months ended March 31, 2020 and 2019. The tax returns filed in 2017 to 2019 are subject to examination by any applicable tax authorities

Comprehensive Income (Loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of shareholders’ equity but are excluded from net income (loss). Other comprehensive income (loss) consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currencies.

Related Parties

Parties, which can be a company or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

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Earnings (Loss) Per Share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Recently Issued Accounting Pronouncements

The Company has reviewed all recently issued, but not yet effective, accounting pronouncements and do not believe the future adoption of such any pronouncements may be expected to cause a material impact on its financial condition or the results of its operations, as follow:

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), to increase the transparency and comparability about leases among entities. The new guidance requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. It also requires additional disclosures about leasing arrangements. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018, and requires a modified retrospective approach to adoption. Early adoption is permitted. In September 2017, the FASB issued ASU No. 2017-13, which to clarify effective dates that public business entities and other entities were required to adopt ASC Topic 842 for annual reporting. ASU No. 2017-13 also amended that all components of a leveraged lease be recalculated from inception of the lease based on the revised after tax cash flows arising from the change in the tax law, including revised tax rates. The difference between the amounts originally recorded and the recalculated amounts must be included in income of the year in which the tax law is enacted. In November 2019, the FASB issued ASU No. 2019-10, which to update the effective date of ASU No. 2016-02 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standard. The new effective date for these companies is for fiscal years beginning after December 15, 2020. ASU 2016-02 is effective for the Company for annual and interim reporting periods beginning January 1, 2021 as the Company is qualified as a smaller reporting company. The Company is expected to record the operating lease right-of-use assets and lease liabilities upon adoption.

In February 2018, the FASB issued ASU 2018-02, Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The amendments in this Update affect any entity that is required to apply the provisions of Topic 220, Income Statement – Reporting Comprehensive Income, and has items of other comprehensive income for which the related tax effects are presented in other comprehensive income as required by GAAP. The amendments in this Update are effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption of the amendments in this Update is permitted, including adoption in any interim period, (1) for public business entities for reporting periods for which financial statements have not yet been issued and (2) for all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments in this Update should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The adoption of this ASU did not have a material effect on the Company’s unaudited condensed consolidated financial statements.

In August 2018, the FASB has issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements of Fair Value Measurement. This amendment modifies the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in the Concepts Statement, including the consideration of costs and benefits, with the primary purpose to improve the effectiveness of disclosures in the notes to financial statements by facilitating clear communication of the information required by US GAAP. The amendments in this update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The adoption of this ASU on January 1, 2020 did not have a material effect on the Company’s unaudited condensed consolidated financial statements.

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In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments—Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments— Credit Losses—Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. In November 2019, the FASB issued ASU No. 2019-10, which to update the effective date of ASU No. 2016-13 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standard. The new effective date for these preparers is for fiscal years beginning after December 15, 2022. ASU 2019-05 is effective for the Company for annual and interim reporting periods beginning January 1, 2023 as the Company is qualified as a smaller reporting company. The Company is currently evaluating the impact ASU 2019-05 may have on its unaudited condensed consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01 to clarify the interaction of the accounting for equity securities under ASC 321 and investments accounted for under the equity method of accounting in ASC 323 and the accounting for certain forward contracts and purchased options accounted for under ASC 815. With respect to the interactions between ASC 321 and ASC 323, the amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting when applying the measurement alternative in ASC 321, immediately before applying or upon discontinuing the equity method of accounting. With respect to forward contracts or purchased options to purchase securities, the amendments clarify that when applying the guidance in ASC 815-10-15-141(a), an entity should not consider whether upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in ASC 323 or the fair value option in accordance with ASC 825. The ASU is effective for interim and annual reporting periods beginning after December 15, 2020. Early adoption is permitted, including adoption in any interim period. The Company does not expect the adoption of this standard to have a material impact on its unaudited condensed consolidated financial statements.

3 – VARIABLE INTEREST ENTITY (“VIE”)

SEA is a trading company incorporated on March 4, 2004, under the laws of Malaysia. SEA provided all of the Company’s purchases. Its equity at risk was insufficient to finance its activities and 100% of its business is transacted with the Company. Therefore it was considered to be a VIE and the Company is the primary beneficiary since it has both of the following characteristics:

a.	The power to direct the activities of the VIE that most significantly impact the VIE’s economic performance; and
b.	The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

Accordingly, the accounts of SEA is consolidated in the accompanying unaudited condensed financial statements.

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The carrying amount of the VIE’s assets and liabilities were as follows:

	March 31, 2020	December 31, 2019

Current assets	$514,203	$572,469
Current liabilities	(495,419)	(547,627)
Net assets	$18,784	$24,842

	March 31, 2020	December 31, 2019

Current liabilities:
Accounts payable	$491,628	$520,786
Other payables and accrued liabilities	3,408	4,896
Other payables - related party	346	993
Customer deposits	-	20,912
Taxes payable	37	40
Total current liabilities	$495,419	$547,627

The summarized operating results of the VIE’s are as follows:

	For the Three Months Ended March 31, 2020	For the Three Months Ended March 31, 2019

Operating revenues	$9,581	$448,401
Gross profit (loss)	$190	$(1,755)
Loss from operations	$(4,770)	$(7,133)
Net loss	$(4,803)	$(14,168)

4 – INVENTORIES

Inventories consist of the following:

	March 31, 2020	December 31, 2019

Finished goods	$616,880	$552,901

5 – PREPAYMENTS AND OTHER ASSETS

Prepayments and other assets consist of the following:

	March 31, 2020	December 31, 2019

Deposits to suppliers	$274,558	$396,731
Deposits to service providers	43,709	88,149
Total	$318,267	$484,880

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6 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	March 31, 2020	December 31, 2019

Computer equipment	$70,895	$91,696
Office equipment, furniture & fixtures	117,691	143,938
Leasehold improvements	195,117	210,472
Vehicle	95,071	100,709
Subtotal	478,774	546,815
Less: accumulated depreciation	(153,126)	(182,211)
Total	$325,648	$364,604

Depreciation expense for the three months ended March 31, 2020 and 2019 amounted to $19,820 and $21,257, respectively.

7 – INTANGIBLE ASSETS, NET

Intangible assets, net, consist of the following:

	March 31, 2020	December 31, 2019

Computer software	$33,012	$139,798
Less: accumulated amortization	(26,326)	(132,206)
Total	$6,686	$7,592

Amortization expense for the three months ended March 31, 2020 and 2019 amounted to $494 and $1,621, respectively.

8 – OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consist of the following:

	March 31, 2020	December 31, 2019

Payables to non-trade vendors and service providers	$209,096	$252,902

9 – RELATED PARTY BALANCES AND TRANSACTIONS

Other Receivable – Related Parties

Name of Related Party	Relationship	Nature	March 31, 2020	December 31, 2019

Agape Singapore	Mr. How Kok Choong, the CEO and director of the Company	Fees paid for Agape Singapore	$9,994	$10,586
How Academy Sdn Bhd	Mr. How Kok Choong, the director of the Company	Paid advance to How Academy for business operational expenses	21,716	23,004
Redboy Picture Sdn Bhd	Mr. How Kok Choong, the director of the Company	Paid advance to Redboy for business operational expenses	123,019	132,141
TH3 Technology Sdn Bhd	Mr. How Kok Choong, the director of the Company	Paid advance to TH3 for business operational expenses	64,392	68,211
Total			$219,121	$233,942

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Accounts Payable - Related Party

Name of Related Party	Relationship	Nature	March 31, 2019	December 31, 2019

Agape ATP International Holding Limited	Mr. How Kok Choong, the CEO and director of the Company	Purchase	$491,628	$520,786
Total			$491,628	$520,786

Other Payables - Related Party

Name of Related Party	Relationship	Nature	March 31, 2019	December 31, 2019

Agape Superior Living Pty Ltd, Taiwan	Mr. How Kok Choong, the CEO and director of the Company	Printing of product label expenses	$-	$12,104
Total			$-	$12,104

Purchases

Name of Related Party	Relationship	Nature	For the Three Months Ended March 31, 2020	For the Three Months Ended March 31, 2019

Agape ATP International Holding Limited	Mr. How Kok Choong, the CEO and director of the Company	Purchases	$-	$464,297
Total			$-	$464,297

10 – TAXES

Income Tax

Agape Superior Living Sdn Bhd and Agape S.E.A. are governed by the income tax laws of Malaysia and the income tax provision in respect of operations in Malaysia is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Income Tax Act of Malaysia, enterprises that incorporated in Malaysia are usually subject to a unified 24% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. The tax rate for small and medium sized companies (generally companies incorporated in Malaysia with paid-in capital of RM 2,500,000 or less) is 17% for the first RM 600,000 (or approximately $150,000) and RM 500,000 (or approximately $125,000) income for the three months ended March 31, 2020 and 2019, respectively, with the remaining balance being taxed at the 24% rate.

Tax savings amounted to $9,971 and $0 for the three months ended March 31, 2020 and 2019, respectively.

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Significant components of the provision (benefit) for income taxes are as follows:

	For the Three Months Ended March 31, 2020	For the Three Months Ended March 31, 2019

Current	$-	$-
Deferred	50,833	(57,232)
Provision (benefit) for income taxes	$50,833	$(57,232)

The following table sets forth the significant components of the aggregate deferred tax assets and liabilities of the Company within Malaysia tax jurisdiction as of:

	As of March 31,	As of December 31,
	2020	2019
Deferred tax assets:
Net operating loss carry forwards	$196,494	$260,479
Deferred tax liabilities:
Deprecation	(24,244)	(25,682)
Deferred tax assets, net	$172,250	$234,797

As of March 31, 2020, the Company has a net operating loss (“NOL”) of approximately $0.9 million which may reduce future taxable income. The NOL will expire in 2026.

The following table contains the detail of prepaid taxes:

	March 31, 2020	December 31, 2019

Prepaid income taxes	$1,198,475	$1,173,122
Prepaid GST taxes	8,346	8,841
Total	$1,206,821	$1,181,963

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of March 31, 2020 and December 31, 2019, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incurred interest and penalties tax for the three months ended March 31, 2020 and 2019.

11 – CONCENTRATION OF RISK

(a) Major customers

For the three months ended March 31, 2020 and 2019, no major customer accounted for 10% or more of the company’s total sales.

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(b) Major vendors

For the three ended March 31, 2020, one vendor accounted for 97.9% of the company’s total purchases. For the three months ended March 31, 2019, one related party vendor accounted for approximately 97.0% of the Company’s total purchases.

As of March 31, 2020 and December 31, 2019, one related party vendor accounted for 100% of the total balance of accounts payable.

(c) Commission Expenses to Sales Distributors and Stockists

For the three months ended March 31, 2020, one sales distributor accounted for approximately 13.5% of the Company’s total commission expense. For the three months ended March 31, 2019, no sales distributor accounted for 10% or more of the Company’s total commission expense.

(d) Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. As of March 31, 2020 and December 31, 2019, $1,156,543 and $858,592 were deposited with financial institutions located in Malaysia, respectively, $983,512 and $651,418 of these balances are over the Perbadanan Insurans Deposit Malaysia (PIDM) limit and not covered by insurance as PIDM insures each depositor per each member bank up to RM 250,000 (approximately $62,000) if the bank with which an individual/a company hold its eligible deposit fails. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

(e) Exchange rate risk

The Company cannot guarantee that the current exchange rate will remain steady; therefore, there is a possibility that the Company could post the same amount of profit for two comparable periods and because of the fluctuating exchange rate actually post higher or lower profit depending on exchange rate of RM converted to US$ on that date. The exchange rate could fluctuate depending on changes in political and economic environments without notice.

12 – COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company has entered into five non-cancellable operating lease agreements for one office space, one sales and training center, two distribution centers and one employee apartment. The Company’s commitment for minimum lease payments under these operating leases as of March 31, 2020 for the next five years is as follow:

Twelve Months Ending March 31,	Minimum Lease Payment

2021	$164,745
2022	158,981
2023	156,551
2024	38,038
Thereafter	-
Total minimum payments required	$518,315

Rent expense for the three months ended March 31, 2020 and 2019 was $44,338 and $43,982, respectively.

Contingencies

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the unaudited condensed consolidated financial statements.

F-59

13 – SUBSEQUENT EVENTS

In December 2019, a novel strain of coronavirus (COVID-19) surfaced. The spread of COVID-19 around the world in the first quarter of 2020 has caused significant volatility in Malaysia subsequent to March 31, 2020. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the Malaysia economies and, as such, the Company is unable to determine if it will have a material impact to its operations.

On May 8, 2020, Mr. How Kok Choong, an approximately 99.99% equity interest owner of the Company, entered into a Share Exchange Agreement with Agape ATP Corporation (“AATP”), a Nevada corporation, which Mr. How Kok Choong is the CEO and director, to sell 9,590,596 ordinary shares, no par value, equivalent to approximately 99.99% of the equity interest of the Company. The selling consideration represented the approximate net asset carrying value of the Company as of March 31, 2020 of $1,714,003 based on the Company’s internal unadjusted financial statements. The payment of $656,495 were net against Mr. How Kok Choong’s payable to Agape ATP Corporation as of March 31, 2020 and the remaining payment of $1,057,508 were paid in Agape ATP Corporation’s common stock. As a result of the transaction, the Company became approximately 99.99% owned subsidiary of Agape ATP Corporation.

In June 2020, the Company made certain adjustments to its March 31, 2020 financial statements, As a result, the net assets carrying value increased by $90,043. On July 1, 2020, AATP entered into an amendment to the May 8, 2020 Share Exchange Agreement with Mr. How Kok Choong, CEO and director of the Company, to issue additional 13,853 shares of AATP, valued at $90,043 based on the closing price of $6.50 of AATP at March 31, 2020.

F-60

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Agape Superior Living Sdn. Bhd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Agape Superior Living Sdn. Bhd. (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2019

New York, New York

April 30, 2020

F-61

AGAPE SUPERIOR LIVING SDN. BHD.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2019	2018
ASSETS
Current assets
Cash	$1,030,829	$1,544,525
Other receivables	34,672	48,507
Other receivables - related parties	233,942	115,225
Inventories	552,901	137,553
Prepaid taxes	1,181,963	188,198
Prepayments and other assets	484,880	468,850
Prepayment - related party	-	214,701
Total current assets	3,519,187	2,717,559
Other assets
Property and equipment, net	364,604	429,620
Intangible assets, net	7,592	11,027
Deferred tax assets, net	234,797	-
Total other assets	606,993	440,647
Total assets	$4,126,180	$3,158,206
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable - related party	$520,786	$-
Customer deposits	1,632,747	1,371,047
Other payables and accrued liabilities	252,902	968,547
Other payables - related parties	12,104	4,376
Total current liabilities	2,418,539	2,343,970

Other liabilities
Deferred tax liabilities	-	18,901
Total liabilities	2,418,539	2,362,871

Commitments and contingencies

Shareholders’ equity
*Ordinary shares, no par value, 9,590,598 and 1,500,000 shares issued and outstanding as of December 31, 2019 and 2018, respectively	2,372,008	394,737
Retained earnings (accumulated deficit)	(740,004)	319,490
Accumulated other comprehensive income	75,637	81,108
Total shareholders’ equity	1,707,641	795,335
Total liabilities and shareholders’ equity	$4,126,180	$3,158,206

*Pursuant to the New Companies Act 2016 effective from January 31, 2017, the concept of authorized share capital and par value has been abolished, the Company is no longer required to state authorized share capital and par value.

The accompanying notes are an integral part of these consolidated financial statements.

F-62

AGAPE SUPERIOR LIVING SDN. BHD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended
	December 31,
	2019	2018
Net revenues	$4,139,359	$14,393,762
Cost of revenues	857,250	2,391,597
Gross profit	3,282,109	12,002,165

Operating expenses
Selling expenses	1,759,136	1,339,754
Commission expenses	1,611,172	7,045,419
General and administrative expenses	1,307,715	1,083,717
Total operating expenses	4,678,023	9,468,890
Income (loss) from operations	(1,395,914)	2,533,275

Other income
Interest income	4,021	8,904
Other income, net	20,175	37,280
Total other income, net	24,196	46,184

Income (loss) before income taxes	(1,371,718)	2,579,459

Provision for (benefits of) income taxes	(312,224)	597,548

Net income (loss)	(1,059,494)	1,981,911

Foreign currency translation adjustment	(5,471)	2,460

Comprehensive income (loss)	$(1,064,965)	$1,984,371

(Loss) earnings per share
Basic and diluted	$(0.57)	$1.32

Weighted average number of ordinary shares outstanding
Basic and diluted	1,854,656	1,500,000

The accompanying notes are an integral part of these consolidated financial statements.

F-63

AGAPE SUPERIOR LIVING SDN. BHD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

			Retained	Accumulated
	Ordinary Shares		Earnings	Other
	Shares	Share Capital	(Accumulated Deficit)	Comprehensive Income	Total

Balance, December 31, 2017	1,500,000	$394,737	$1,630,045	$78,648	$2,103,430
Dividend distributions	-	-	(3,292,466)	-	(3,292,466)
Net income	-	-	1,981,911	-	1,981,911
Foreign currency translation adjustment	-	-	-	2,460	2,460
Balance, December 31, 2018	1,500,000	394,737	319,490	81,108	795,335
Net loss	-	-	(1,059,494)	-	(1,059,494)
Capital contributions by a shareholder	8,090,598	1,977,271	-	-	1,977,271
Foreign currency translation adjustment	-	-	-	(5,471)	(5,471)
Balance, December 31, 2019	9,590,598	$2,372,008	$(740,004)	$75,637	$1,707,641

The accompanying notes are an integral part of these consolidated financial statements.

F-64

AGAPE SUPERIOR LIVING SDN. BHD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,
	2019	2018
Cash flows from operating activities
Net (loss) income	$(1,059,494)	$1,981,911
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities
Depreciation	74,702	28,715
Amortization	6,077	5,709
Deferred taxes (benefit) provision	(250,822)	16,814
Change in operating assets and liabilities
Other receivables	14,116	(49,702)
Inventories	(409,086)	988,613
Prepaid taxes	(980,082)	(652,413)
Prepayments and other assets	(11,514)	(332,774)
Prepayment - related party	214,100	(219,991)
Accounts payable - related party	514,524	(525,666)
Customer deposits	245,909	1,052,787
Commission payables	-	(1,039,008)
Other payables and accrued liabilities	(715,974)	393,937
Net cash (used in) provided by operating activities	(2,357,544)	1,648,932

Cash flows from investing activities
Purchases of equipment	(6,502)	(455,786)
Purchase of intangible assets	(2,582)	(6,698)
Net cash used in investing activities	(9,084)	(462,484)

Cash flows from financing activities
Dividend distributions	-	(3,292,466)
(Loans to) repayments from related parties	(116,227)	652,919
Loans from related parties	1,961,091	807
Net cash provided by (used in) financing activities	1,844,864	(2,638,740)

Effect of exchange rate on cash	8,068	(13,003)

Net change in cash	(513,696)	(1,465,295)

Cash, beginning of year	1,544,525	3,009,820
Cash, end of year	$1,030,829	$1,544,525

Supplemental cash flows information
Income taxes paid	$995,494	$1,047,473

Non-cash transactions of investing and financing activities
Capital contributions from a shareholder loan for additional shares issued	$1,977,271	$-

The accompanying notes are an integral part of these consolidated financial statements.

F-65

AGAPE SUPERIOR LIVING SDN. BHD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 -	NATURE OF BUSINESS AND ORGANIZATION

Agape Superior Living Sdn. Bhd. (“ASL” or the “Company”) is a limited company incorporated on August 8, 2003, under the laws of Malaysia.

The Company engages in the direct selling marketing business in the Health and Wellness Industry. The principal activity of the Company is to supply high-quality health and wellness products, including supplements to assist in cell metabolism, detoxification, blood circulation, anti-aging and products designed to improve the overall health system in the body.

The accompanying consolidated financial statements reflect the activities of ASL and Agape S.E.A. Sdn. Bhd. (“SEA”), a variable interest entity (“VIE”) (See Note 3).

Business Overview

AGAPE Superior Living Sdn. Bhd. is a network marketing company specializing in healthcare products and focusing on improving people’s health and wellbeing. The Company primarily focuses its efforts on customers in Malaysia.

The Company’s scientific team and medical advisors strongly believe that this is best done through creating easy access to a nutrient rich food supply that can have a direct effect in improving the wellbeing of the individual, through providing nutrients and vitamins no longer readily available.

The herbal and vitamin supplements are packed with naturally occurring nutrients and minerals. When they are combined with a healthy balanced diet, the body is really nourished, and improvements in strength, skin color, healing ability and cell rejuvenation often begin to occur.

The Company is also helping people enjoy greater health and ‘superior living’ right now through the ATP Zeta Super Health Program. Other award winning products have been selected to compliment the products that form the ATP Zeta Program. The ATP Zeta Super Health Program consists of twelve products. None of these products are owned or produced by the Company. In the event that any of these products are no longer produced, or are otherwise unavailable, the Company may have to devote significant effort to identifying and obtaining comparable replacement products. The twelve products that comprise the ATP Zeta Super Health Program are ATP1s Survivor Select, ATP2 Energized Mineral Concentrate, ATP3 Ionized Cal-Mag, ATP4 Omega Blend, ATP5 BetaMaxx, AGN-Vege Fruit Fiber, AGP1-Iron, YFA-Young Formula, Mitogize, ORYC-Organic Youth Care Cleansing Bar, No.1 MED and Trim+.

2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to the rules and regulations of the SEC.

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its VIE. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

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Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for doubtful accounts, allowance for inventories obsolescence, useful lives of plant and equipment, impairment of long-lived assets, and allowance for deferred tax assets and uncertain tax position. Actual results could differ from these estimates.

Fair Value Measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures.

The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.
●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Foreign Currency Translation and Transaction

The reporting currency of the Company is the U.S. dollar. The Company in Malaysia conducts its businesses in the local currency, Ringgit Malaysia (RM), as its functional currency. Assets and liabilities are translated at the unified exchange rate as quoted by the Federal Reserve at the end of the period. The statement of income accounts are translated at the average translation rates and the equity accounts are translated at historical rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Translation adjustments included in accumulated other comprehensive income amounted to $75,637 and 81,108 as of December 31, 2019 and 2018, respectively. The balance sheet amounts, with the exception of shareholders’ equity at December 31, 2019 and 2018 were translated at 4.09 RM and 4.13 RM to $1.00, respectively. The shareholders’ equity accounts were stated at their historical rate. The average translation rates applied to statement of income accounts for the years ended December 31, 2019 and 2018 were 4.14 RM and 4.03 RM to $1.00, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

Cash

Cash are carried at cost and represent cash on hand and deposits placed with banks or other financial institutions.

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Inventories

Inventories consist of finished goods and are stated at the lower of cost or net realizable value using the first-in first-out method. When appropriate, impairment to inventories are recorded to write down the cost of inventories to their net realizable value.

Prepaid Taxes

Prepaid taxes includes prepaid income taxes and goods and service tax (“GST”) to be refundable or utilized to offset future income tax or sales and service tax (“SST”) to be incurred.

Prepayments and Other Assets

Prepayments and other assets are cash deposited or advanced to outside vendors and service providers for future inventory purchases and future services to be provided. This amount is refundable and bears no interest. For any prepayments determined by management that such advances will not be utilized, collected or refunded, the Company will recognize an allowance account to reserve such balances. Management reviews its advances to suppliers on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. As of December 31, 2019 and 2018, there is no allowance for the doubtful accounts.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets with no residual value. The estimated useful lives are as follows:

Useful Life

Computer and office equipment	5-7 years
Furniture & fixtures	6-7 years
Leasehold improvements	Lease Term
Vehicle	5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of income and comprehensive income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Intangible Assets, Net

Intangible assets, net, are stated at cost, less accumulated amortization. Amortization expense is recognized on the straight-line basis over the estimated useful lives of the assets as follows:

Classification	Useful Life

Computer software	5 years

Impairment for Long-Lived Assets

Long-lived assets, including property and equipment, and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2019 and 2018, no impairment of long-lived assets was recognized.

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Customer Deposits

Customer deposits represent amounts advanced by customers on product orders and discounted value of the unapplied coupons. Customer deposits are reduced when the related sale is recognized in accordance with the Company’s revenue recognition policy.

Revenue Recognition

The Company adopted Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606), on all periods presented. The Company recognizes revenue to depict the transfer of promised goods or services (that is, an asset) to customers in an amount that reflects the consideration to which the Company expects to receive in exchange for those goods or services. An asset is transferred when the customer obtains control of that asset. It also requires the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer. The Company’s revenue streams are recognized at a point in time for the Company’s sale of health and wellness products.

The Company uses a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company accounts for a contract with a customer when the contract is committed in writing, the rights of the parties, including payment terms, are identified, the contract has commercial substance and consideration is probable of substantially collection.

Sales of Health and wellness products

- Performance obligations satisfied at a point in time

The Company derives its revenues from sales contracts with its customers with revenues being recognized when control of the health and wellness products are transferred to its customer at the Company’s office or shipment of the goods. Such revenues are recognized at a point in time after all performance obligations are satisfied. The revenue is recorded net of estimated discounts and return allowances. Products are given 60 days for returns or exchanges from the date of purchase. Historically, there were insignificant sales returns.

The Company also sells coupons to its customers for cash at a discounted price of the value of the coupons. Customers can apply the value of the coupons for a reduction in the transaction price paid by the customer are recorded as a reduction of sales. The cash proceeds resulted from the sale of coupons are recognized as customer deposits until the coupons to be applied as a reduction of the health and wellness products transaction price upon such sales transactions occurred. The Company’s coupons have a validity period of six months. If the Company’s customers did not utilized the coupons after six months, the Company would recognize the forfeiture of the originated sales value of the coupons as net revenues. For the years ended December 31, 2019 and 2018, the Company recognized $46,304 and $0, respectively, as forfeited coupon income.

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As of December 31, 2019, the Company had contracts for the sales of health and wellness products amounting to $1,484,614 which is expected to fulfill within 12 months from December 31, 2019.

Disaggregated information of revenues by products are as follows:

	For the years ended
	December 31, 2019	December 31, 2018

Survivor Select	$243,075	$2,520,204
Energized Mineral Concentrate	599,642	3,004,479
Ionized Cal-Mag	94,535	1,116,437
Omega Blend	723,443	1,666,296
BetaMaxx	217,025	2,490,573
Vege Fruit Fiber	167,566	751,073
Iron	-	71,790
Young Formula	394,767	1,766,914
Organic Youth Care Cleansing Bar	237,530	87,025
Mitogize	254,622	375,724
No. 1 MED	440,145	543,247
Trim+	767,009	-
Total revenues	$4,139,359	$14,393,762

Cost of Revenues

Cost of revenue includes freight-in and the purchase cost of manufactured goods for sale to customers.

Shipping and Handling

Shipping and handling charges amounted to $13,801 and $8,304 for the years ended December 31, 2019 and 2018. Shipping and handling charges are expensed as incurred and included in selling expenses.

Advertising Costs

Advertising costs amounted to $267,543 and $26,110 for the years ended December 31, 2019 and 2018, respectively. Advertising costs are expensed as incurred and included in selling expenses.

Commission Expenses

Commission expenses are the Company’s most significant expenses. As with all companies in the network marketing industry, the Company’s sales channel is external to the Company. The Company’s “external sales force” is stratified into two levels based on priority recruitment. First, there are sales distributors. Second, all members recruited by a sales distributor, directly or indirectly, are referred to as “sales network members”. The Company pays commission to every sales distributor based on purchases made by its sales network members which includes the independent direct sales members. The Company also pays commissions to “stockists” who act as sales agents. Stockists only entitle to a straight commission and no sales network members working under them. Commission expenses amounted to $1,611,172 and $7,045,419 for the years ended December 31, 2019 and 2018, respectively.

Defined Contribution Plan

The full-time employees of the Company are entitled to the government mandated defined contribution plan. The Company is required to accrue and pay for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant government regulations, and make cash contributions to the government mandated defined contribution plan. Total expenses for the plans were $129,669 and $92,022 for the years ended December 31, 2019 and 2018, respectively.

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The related contribution plans include:

-	Social Security Organization (“SOSCO”) – 1.75% based on employee’s monthly salary capped of RM 4,000;
-	Employees Provident Fund (“EPF”) – 12% or 13% based on employee’s monthly salary above or below RM 5,000;
-	Employment Insurance System (“EIS”) – 0.2% based on employee’s monthly salary capped of RM 4,000;
-	Human Resource Development Fund (“HRDF”) – 1% based on employee’s monthly salary

Operating Leases

A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Company are currently classified as operating leases. The Company records the total expenses on a straight-line basis over the lease term.

Sales and Service Tax (“SST”) and Goods and Services Tax (“GST”)

There was a change in tax regulations affecting sales tax of the Company during the reporting periods. The Goods and Services Tax (“GST”) was enforced from April 1, 2015 to June 1, 2018, where goods and services were subjected to a standard GST rate of 6%. The Malaysian tax authorities reverted to the Sales and Service Tax (“SST”) on September 1, 2018. The standard SST rates on products and services are 10% and 6%, respectively. Revenue represents the invoiced value of service or products, net of SST or GST where applicable.

Income Taxes

The Company accounts for income taxes in accordance with U.S. GAAP for income taxes. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes is accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax for the years ended December 31, 2019 and 2018. The tax returns filed in 2017 to 2019 are subject to examination by any applicable tax authorities.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currencies.

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Related Parties

Parties, which can be a company or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

Earnings (Loss) Per Share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Recently Issued Accounting Pronouncements

The Company has reviewed all recently issued, but not yet effective, accounting pronouncements and do not believe the future adoption of such any pronouncements may be expected to cause a material impact on its financial condition or the results of its operations, as follow:

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), to increase the transparency and comparability about leases among entities. The new guidance requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. It also requires additional disclosures about leasing arrangements. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018, and requires a modified retrospective approach to adoption. Early adoption is permitted. In September 2017, the FASB issued ASU No. 2017-13, which to clarify effective dates that public business entities and other entities were required to adopt ASC Topic 842 for annual reporting. ASU No. 2017-13 also amended that all components of a leveraged lease be recalculated from inception of the lease based on the revised after tax cash flows arising from the change in the tax law, including revised tax rates. The difference between the amounts originally recorded and the recalculated amounts must be included in income of the year in which the tax law is enacted. In November 2019, the FASB issued ASU No. 2019-10, which to update the effective date of ASU No. 2016-02 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standard. The new effective date for these companies is for fiscal years beginning after December 15, 2020. ASU 2016-02 is effective for the Company for annual and interim reporting periods beginning January 1, 2021 as the Company is qualified as a smaller reporting company. The Company is expected to record the operating lease right-of-use assets and lease liabilities upon adoption.

In February 2018, the FASB issued ASU 2018-02, Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The amendments in this Update affect any entity that is required to apply the provisions of Topic 220, Income Statement – Reporting Comprehensive Income, and has items of other comprehensive income for which the related tax effects are presented in other comprehensive income as required by GAAP. The amendments in this Update are effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption of the amendments in this Update is permitted, including adoption in any interim period, (1) for public business entities for reporting periods for which financial statements have not yet been issued and (2) for all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments in this Update should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

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In August 2018, the FASB has issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements of Fair Value Measurement. This amendment modifies the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in the Concepts Statement, including the consideration of costs and benefits, with the primary purpose to improve the effectiveness of disclosures in the notes to financial statements by facilitating clear communication of the information required by US GAAP. The amendments in this update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The adoption of this ASU on January 1, 2020 did not have a material effect on the Company’s consolidated financial statements.

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments—Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments— Credit Losses—Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. In November 2019, the FASB issued ASU No. 2019-10, which to update the effective date of ASU No. 2016-13 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standard. The new effective date for these preparers is for fiscal years beginning after December 15, 2022. ASU 2019-05 is effective for the Company for annual and interim reporting periods beginning January 1, 2023 as the Company is qualified as a smaller reporting company. The Company is currently evaluating the impact ASU 2019-05 may have on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01 to clarify the interaction of the accounting for equity securities under ASC 321 and investments accounted for under the equity method of accounting in ASC 323 and the accounting for certain forward contracts and purchased options accounted for under ASC 815. With respect to the interactions between ASC 321 and ASC 323, the amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting when applying the measurement alternative in ASC 321, immediately before applying or upon discontinuing the equity method of accounting. With respect to forward contracts or purchased options to purchase securities, the amendments clarify that when applying the guidance in ASC 815-10-15-141(a), an entity should not consider whether upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in ASC 323 or the fair value option in accordance with ASC 825. The ASU is effective for interim and annual reporting periods beginning after December 15, 2020. Early adoption is permitted, including adoption in any interim period. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

3 -	VARIABLE INTEREST ENTITY (“VIE”)

SEA is a trading company incorporated on March 4, 2004, under the laws of in Malaysia. SEA provided all of the Company’s purchases. Its equity at risk was insufficient to finance its activities and 100% of its business is transacted with the Company. Therefore it was considered to be a VIE and the Company is the primary beneficiary since it has both of the following characteristics:

a.	The power to direct the activities of the VIE that most significantly impact the VIE’s economic performance; and
b.	The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

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Accordingly, the accounts of SEA are consolidated in the accompanying consolidated financial statements.

The carrying amount of the VIE’s assets and liabilities were as follows:

	December 31, 2019	December 31, 2018

Current assets	$572,469	$243,766
Current liabilities	(547,627)	(216,187)
Net assets	$24,842	$27,579

	December 31, 2019	December 31, 2018

Current liabilities:
Accounts payable	$520,786	$-
Other payables and accrued liabilities	4,896	978
Other payables - related party	993	984
Customer deposits	20,912	214,199
Taxes payable	40	26
Total current liabilities	$547,627	$216,187

The summarized operating results of the VIE’s are as follows:

	For the Year Ended December 31, 2019	For the Year Ended December 31, 2018

Operating revenues	$1,382,516	$883,216
Gross profit	$47,800	$138,508
Income from operations	$26,613	$119,849
Net income (loss)	$(2,956)	$144,042

4-	INVENTORIES

Inventories consist of the following:

	December 31, 2019	December 31, 2018

Finished goods	$552,901	$137,553

5 -	PREPAYMENTS AND OTHER ASSETS

Prepayments and other assets consist of the following:

	December 31, 2019	December 31, 2018

Deposits to suppliers	$396,731	$429,456
Deposits to service providers	88,149	39,394
Total	$484,880	$468,850

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6 -	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	December 31, 2019	December 31, 2018

Computer equipment	$91,696	$83,890
Office equipment, furniture & fixtures	143,938	142,152
Leasehold improvements	210,472	209,414
Vehicle	100,709	99,778
Subtotal	546,815	532,234
Less: accumulated depreciation and amortization	(182,211)	(105,614)
Total	$364,604	$429,620

Depreciation expense for the years ended December 31, 2019 and 2018 amounted to $74,702 and $28,715, respectively.

7 -	INTANGIBLE ASSETS, NET

Intangible assets, net, consist of the following:

	December 31, 2019	December 31, 2018

Computer software	$139,798	$135,916
Less: accumulated depreciation and amortization	(132,206)	(124,889)
Total	$7,592	$11,027

Amortization expense for the years ended December 31, 2019 and 2018 amounted to $6,077 and $5,709, respectively.

8 -	OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consist of the following:

	December 31, 2019	December 31, 2018
Payables to non-trade vendors and service providers	$252,902	$968,547

9-	RELATED PARTY BALANCES AND TRANSACTIONS

Other receivable – related parties

Name of Related Party	Relationship	Nature	December 31, 2019	December 31, 2018

Agape Singapore	Mr. How Kok Choong, the CEO and director of the Company	Fees paid for Agape Singapore	$10,586	$10,490
How Academy Sdn. Bhd.	Mr. How Kok Choong, the director of the Company	Fees paid for How Academy	23,004	-

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Other Receivable – Related Parties (Continued)

Name of Related Party	Relationship	Nature	December 31, 2019	December 31, 2018

Redboy Picture Sdn Bhd	Mr. How Kok Choong, the director of the Company	Paid advance to Redboy for business operational fees	$132,141	$-
TH3 Technology Sdn Bhd	Mr. How Kok Choong, the director of the Company	Paid advance to TH3 for business expenses	68,211	-
Dato Sri How	Principal Owner, Board and CEO of the Company	Expenses paid for Mr. How	-	104,735
Total			$233,942	$115,225

Prepayment - Related Party

Name of Related Party	Relationship	Nature	December 31, 2019	December 31, 2018

Agape ATP International Holding Limited	Mr. How Kok Choong, the CEO and director of the Company	Prepayment for Purchase	$-	$214,701
Total			$-	$214,701

Accounts Payable - Related Party

Name of Related Party	Relationship	Nature	December 31, 2019	December 31, 2018

Agape ATP International Holding Limited	Mr. How Kok Choong, the CEO and director of the Company	Purchase	$520,786	$-
Total			$520,786	$-

Other Payables - Related Parties

Name of Related Party	Relationship	Nature	December 31, 2019	December 31, 2018

Agape Superior Living Pty Ltd, Taiwan	Mr. How Kok Choong, the CEO and director of the Company	ATP Printing Label fees	$12,104	$4,376
Total			$12,104	$4,376

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Purchases

Name of Related Party	Relationship	Nature	For the Year ended December 31, 2019	For the Year ended December 31, 2018

Agape ATP International Holding Limited	Mr. How Kok Choong, the CEO and director of the Company	Purchases	$1,268,670	$685,288
Total			$1,268,670	$685,288

10 -	TAXES

Income Tax

Agape Superior Living Sdn Bhd and Agape S.E.A. are governed by the income tax laws of the Malaysia and the income tax provision in respect to operations in the Malaysia is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Income Tax Act of the Malaysia, enterprises that incorporated in Malaysia are usually subject to a unified 24% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. The tax rate for small and medium sized companies (generally companies incorporated in Malaysia with paid-in capital of RM 2,500,000 or less and that are not part of a group containing a company exceeding this capitalization threshold) is 17% and 18% for the first RM 500,000 (or approximately $125,000) income for the years ended December 31, 2019 and 2018, respectively, with the remaining balance being taxed at the 24% rate.

Tax savings amounted to $0 and $7,443 for the years ended December 31, 2019 and 2018, respectively.

Significant components of the provision (benefit) for income taxes are as follows:

	For the year ended December 31, 2019	For the year ended December 31, 2018

Current	$(61,402)	$580,734
Deferred	(250,822)	16,814
Provision (benefit) for income taxes	$(312,224)	$597,548

The following table reconciles the statutory rates to the Company’s effective tax rate:

	For the year ended December 31, 2019	For the year ended December 31, 2018

Statutory rate	24.0%	24.0%
Preferential tax rate reduction	(0.8)%	(0.3)%
Permanent difference	(0.4)%	(0.5)%
Effective tax rate	22.8%	23.2%

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The following table sets forth the significant components of the aggregate deferred tax assets and liabilities of the Company within Malaysia tax jurisdiction as of:

	As of	As of
	December 31, 2019	December 31, 2018
Deferred tax assets:
Net operating loss carry forwards	$260,479	$-
Deferred tax liabilities:
Deprecation	(25,682)	(18,901)
Deferred tax assets (liabilities), net	$234,797	$(18,901)

As of December 31, 2019, the company has a net operating loss (“NOL”) of approximately $1.1 million which may reduce future taxable income. The NOL will expire in 2026.

The following table contains the detail of prepaid taxes:

	December 31, 2019	December 31, 2018

Prepaid income taxes	$1,173,122	$158,002
Prepaid GST taxes	8,841	30,196
Total	$1,181,963	$188,198

Uncertain Tax Positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2019 and 2018, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incurred interest and penalties tax for the years ended December 31, 2019 and 2018.

11 -	CONCENTRATION OF RISK

(a) Major Customers

For the year ended December 31, 2019 and 2018, no major customer accounted for 10% or more of the company’s total sales.

(b) Major Vendors

For the years ended December 31, 2019 and 2018, one related party vendor accounted for approximately 99.7% and 83.5% of the Company’s total purchases, respectively.

As of December 31, 2019, one related party vendor accounted for 100% of the total balance of accounts payable.

(c) Commission Expenses to Sales Distributors and Stockists

For the year ended December 31, 2019, one sales distributor accounted for approximately 16.2% of the Company’s total commission expense. For the year ended December 31, 2018, one sales distributor accounted for approximately 14.9% of the Company’s total commission expense.

(d) Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. As of December 31, 2019 and 2018, $858,592 and $1,249,141 were deposited with financial institutions located in Malaysia, respectively, $651,418 and $1,111,897 of these balances are over the Perbadanan Insurans Deposit Malaysia (PIDM) limit and not covered by insurance as PIDM insures each depositor per each member bank up to RM 250,000 (approximately $62,000) if the bank with which an individual/a company hold its eligible deposit fails. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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(e) Exchange rate risk

The Company cannot guarantee that the current exchange rate will remain steady; therefore, there is a possibility that the Company could post the same amount of profit for two comparable periods and because of the fluctuating exchange rate actually post higher or lower profit depending on exchange rate of RM and HK$ converted to US$ on that date. The exchange rate could fluctuate depending on changes in political and economic environments without notice.

12 -	SHAREHOLDERS’ EQUITY

Dividends

During the year ended December 31, 2018, the directors of the Company declared and paid $3,292,466 (RM 13,210,000) to the Company’s shareholders.

Capital Contributions

On December 16, 2019, Dato Sri How, the CEO and director of the Company, agreed to treat the $1,977,271 (RM 8,090,598) loans payable to him as share capital contributions to the Company. As a result, the Company reclassified the $1,977,271 loans payable to him to share capital by the issuance of 8,090,598 additional ordinary shares at RM 1.00 each in the Company to him.

13 -	COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company has entered into five non-cancellable operating lease agreements for one office space, one sales and training center, two distribution centers and one employee apartment. The Company’s commitment for minimum lease payments under these operating leases as of December 31, 2019 for the next five years is as follow:

Twelve Months Ending December 31,	Minimum Lease Payment

2020	$178,035
2021	169,077
2022	165,836
2023	81,753
Thereafter	-
Total minimum payments required	$594,701

Rent expense for the years ended December 31, 2019 and 2018 was $175,755 and $125,309, respectively.

Contingencies

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

14 -	SUBSEQUENT EVENTS

In December 2019, a novel strain of coronavirus (COVID-19) surfaced. The spread of COVID-19 around the world in the first quarter of 2020 has caused significant volatility in Malaysia. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the Malaysia economies and, as such, the Company is unable to determine if it will have a material impact to its operations.

The Company is in negotiations with Agape ATP Corporation (“Agape”), a company incorporated in Nevada, the United States, and listed and traded on the OTC Market to be acquired for stock of Agape. The Company is anticipating to close this transaction during May 2020. The shareholders of the Company, How Kok Choong, Lim Ah Yew @ Lim Soo Yew, and Lor Keat Yoon, (collectively, the “Sellers”) and Agape (the “Purchaser”) will enter into an agreement, pursuant to which the Sellers will sell their 100% interest in the Company to Agape in exchange for the common stock of Agape and other considerations as stated in the agreement.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Set forth below is an estimate (except for SEC registration and FINRA filing fees, which are actual) of the approximate amount of the types of fees and expenses listed below that were paid or are payable by us in connection with the issuance and distribution of the shares of common stock to be registered by this registration statement.

Item	Amount to be paid
SEC registration fee	$	[*	]
FINRA filing fee		[*	]
Printing and engraving expenses		[*	]
Legal fees and expenses		[*	]
Accounting fees and expenses		[*	]
Transfer agent fees and expenses		[*	]
Miscellaneous expenses		[*	]
Total	$	[*	]

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company’s directors and executive officers are indemnified as provided by the Nevada Revised Statutes and its Bylaws. These provisions state that the Company’s directors may cause the Company to indemnify a director or former director against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him as a result of him acting as a director. The indemnification of costs can include an amount paid to settle an action or satisfy a judgment. Such indemnification is at the discretion of the Company’s board of directors and is subject to the Securities and Exchange Commission’s policy regarding indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, The Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

ITEM 15. RECENT SALE OF UNREGISTERED SECURITIES

No underwriters were involved in the issuance of the securities noted below. All of the securities issued below were deemed to be exempt from registration under the Securities Act in reliance upon Regulation S for offerings made outside of the United States.

●	On April 5, 2017, the Company acquired Agape ATP Corporation, a company incorporated in Labuan, Malaysia.

●	On April 10, 2017, the Company issued 245,000,000 and 70,000,000 shares of common stock to Mr. How Kok Choong and HKC Holdings Sdn Bhd respectively, each with a par value of $0.0001 per share, for total additional working capital of $31,500. HKC Holdings Sdn Bhd is owned and controlled by Mr. How Kok Choong who is our chief executive officer and director.

●	On May 8, 2020, the Company acquired approximately 99.99% of the issued share capital of Agape Superior Living Sdn Bhd, a company incorporated in Malaysia from Mr. How Kok Choong.

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ITEM 16. EXHIBITS AND FINANCIAL STATEMENTS

Exhibits

See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

ITEM 17. UNDERTAKINGS

The undersigned registrant hereby undertakes to:

(1) File, during any period in which offers or sells are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 and Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Kuala Lumpur, Malaysia, on                        , 2020.

AGAPE ATP CORPORATION

By:	/s/
Name:	How Kok Choong
Title:	Director, Chairman of the Board of Directors, Chief Executive Officer and Secretary (Principal Executive Officer)

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of How Kok Choong and [*] as attorneys-in-fact with full power of substitution for him or her in any and all capacities to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of common stocks of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form S-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/	Chief Executive Officer, Chairman of the Board of Directors and Secretary	, 2020
How Kok Choong	(Principal Executive Officer)

/s/	Chief Financial Officer	, 2020
[*]	(Principal Financial and Accounting Officer)

/s/	Chief Operating Officer	, 2020
[*]

/s/	Director	, 2020
[*]

/s/	Director	, 2020
[*]

/s/	Director	, 2020
[*]

/s/	Director	, 2020
[*]

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EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement*

3.1	Articles of Incorporation of the Registrant, as currently in effect

3.2	Bylaws of the Registrant, as currently in effect

3.3	Amended and Restated Articles of Incorporation of the Registrant (effective upon closing of the offering)*

3.4	Amended and Restated Bylaws of the Registrant (effective upon closing of the offering)*

4.1	Registrant’s Specimen Certificate for Common Stock*

4.2	Form of Underwriter’s Warrant*

5.1	Opinion of Loeb & Loeb LLP as to the legality of the shares*

10.1	ODM - Supply Agreement between Organic Preparations Inc. and Agape ATP International Holding Limited, dated January 15, 2018

10.2	Direct Sales Licence of Agape Superior Living Sdn. Bhd. issued by Ministry of Domestic Trade, dated April 20, 2018

10.3	Tenancy Agreement by and between Canggih Pesaka Sdn Bhd and Agape Superior Living Sdn. Bhd., dated April 20, 2018

10.4	Form of Lock-Up Agreement*

10.5	Employment Agreements with Mr. How Kok Choong*

10.6	Employment Agreements with [the Company’s CFO]*

10.7	Employment Agreements with [the Company’s COO]*

21.1	List of Subsidiaries

23.1	Consent of Friedman, LLP*

23.2	Consent of Total Asia Associates PLT*

23.3	Consent of Loeb & Loeb LLP (contained in Exhibit 5.1)*

23.4	Consent of [Independent Director Nominee]*

23.5	Consent of [Independent Director Nominee]*

23.6	Consent of [Independent Director Nominee]*

24.1	Power of Attorney (included on signature page)*

*	To be filed by amendment.

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